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08002020

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MMX Mineracao e Metalicos

*CURRENT ADDRESS

**FORMER NAME BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
APR 22 2008
THOMSON FINANCIAL

FILE NO. 82- 35042

FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 4/21/08

AR/S
12-31-07

MMX Mineração e Metálicos S.A. and subsidiaries (exploration or development stage companies)

Combined consolidated financial statements December 31, 2007, 2006 and 2005

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

For the Year ended December 31, 2007

This Management's Discussion and Analysis ("MD&A") focuses on key items from the audited consolidated financial statements of MMX Mineração e Metálicos S.A. ("MMX" or the "Company") for the year ended December 31, 2007 and the factors reasonably expected to impact future operations and results as prepared on March 31st 2008. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other matters may occur which could affect the Company in the future. This discussion should be read in conjunction with the combined consolidated financial statements of the Company for the year ended December 31, 2007 and the related notes.

Additional information on the Company is available under the Company's profile on SEDAR at www.sedar.com or on CVM at www.cvm.gov.br. All dollar amounts are in US dollars, unless otherwise stated.

FORWARD-LOOKING INFORMATION

This MD&A contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the business, operations and financial performance and condition of MMX. Except for statements of historical fact relating to MMX, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of unanticipated costs and expenses, failure of plant, equipment or processes to operate as anticipated, the failure to obtain necessary licenses or permitting, any acquired mineral projects not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, and other risks of the mining industry. Although MMX has attempted to identify the important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. MMX undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

The following is a summary of the key sections of this MD&A:

1. BUSINESS OVERVIEW AND OVERALL PERFORMANCE

MMX is a Brazilian-based company and is in the business of exploration and development of integrated mining, mineral processing, production of iron ore and intermediate products for the steel industry and logistics services.

The iron ore mining and intermediate steel products operations are organized into integrated independent systems named MMX Corumbá System, MMX Amapá System, AVG Mineração and MMX Minas-Rio System (collectively, the "MMX Systems").

LLX Logística S.A. ("LLX") is the holding company for the logistics business and was incorporated in March, 2007. LLX is focused on the significant potential growth in infrastructure and logistics, providing services to the MMX Systems and third parties through the development of three major port systems in the Southeast Region of Brazil: Port Açu, Port Brasil and Port Sudeste.

The Company has been listed on BOVESPA Novo Mercado (symbol:MMXM3) since July 2006 and was included on the Special Corporate Governance Stock Index ("IGC"). Since June 2007, MMX has had Level 1 Global Depositary Receipts ("GDRs") (symbol:XMM) listed for trading on the Toronto Stock Exchange ("TSX") , becoming the first Brazilian company listed on the TSX. Through the listing on the TSX, MMX is aimed at expanding the Company's shareholder base by attracting investors across the global mining market.

As most of the Company's projects are still in the exploration or development stage, production, sales and revenues were obtained mainly from the operating iron ore mine of MMX Corumbá, and from a railroad contract in place at the time for MMX Logística do Amapá.

In 2007, the Corumbá System produced 1.505.000 tons of iron ore and 60.000 tons of pig iron and sold 790.000 tons of iron and 5.000 tons of pig iron. MMX Logística do Amapá transported passengers and 242.000 tons of third parties general cargo. The Company´s total net revenue amounted at $106.7 million and net loss at $ 65.5 million.

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt *instruments*. The Company's subsidiaries enter into derivative financial instruments only for cash flow hedging purposes and not for speculation purposes. In order to reduce the impact of fluctuations in the exchange rate, the subsidiaries have adopted a policy of entering into swap contracts.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

Further information on the MMX Systems and LLX, including investments in project development and technical reports, is available through SEDAR at www.sedar.com and on our website www.mmx.com.br/ri.

2. MMX SYSTEMS DEVELOPMENT OVERVIEW

MMX Corumbá System

Production and Operation

The MMX Corumbá *System* consists of an iron ore mine and a beneficiation plant that commenced operation and production in 2005, and a pig iron plant with two blast furnaces: *the* first blast furnace commenced its commercial operations in August 2007 and the second blast furnace commenced operating in January 2008.

In 2007, the iron ore production reached 1,505 thousand tons, mainly of lump. Sales amounted to approximately 790 thousand tons, 99.93% to the export market.

The pig iron plant produced 60 thousand tons with 5 thousand tons of sales to the Argentinean market. The full capacity of 400 thousand tons per year will be reached in the first quarter of 2008.

The Company's net revenues for sales of iron ore and pig iron amounted to $105.4 million in 2007.

In 2007 the Company entered into some long term agreements (2007-2012) to supply iron ore to clients in South America and Europe and is currently carrying out negotiations with other potential clients to supply test lots.

MMX Corumbá Metálicos entered into a long term supply agreement (2007-2012) with Cargill Incorporated ("Cargill"), in the beginning of the year with firm take and delivery obligations for approximately 75% of the total pig iron plants production. Cargill will have exclusive rights to market MMX Metalicos's pig iron acquired production from MMX Corumbá System worldwide with the exception of South America.

The Corumbá Project holds short term export financing lines with Brazilian banks. The Company intends to renew the short term lines or replace them with long term lines in 2008.

Forestry Program

MMX Corumbá has a Forestry Program focused on the development of the Company's own forest base to supply the charcoal needed to operate the pig iron operation in a sustainable and environmentally correct way. This goal will be reached in 2017 and is in line with the Conduct Commitment Term entered into with the Public Ministry of the Mato Grosso do Sul state in August 2006.

At the end of 2007, the Forestry Program had reached 2,750 planted hectares, among acquisition of planted forest and own plantation of 1,500 hectares in that year. The Company acquired, until this date, 8,780 hectares of own forest base.

All the project parameters are aligned to the Company's environmental policy, which prioritizes the sustainability of its undertakings, reconciling economic development with the preservation of the natural habitat.

Logistics

The production from the MMX Corumbá Integrated System is transported on barges down the Paraguay-Paraná River way to the ports of Rosário and San Nicolas in Argentina.

In order to guarantee the transportation of its production, the Company entered into long term agreements with local barge operators which will guarantee the transportation of approximately 2.3 million tons in 2008, with increasing capacity in the following years.

MMX is examining alternatives for the transportation of its production so as to reduce the impact of the river's dry period, such as the building of inventory in the Rosário Port, in Argentina. The use of Port Brasil, to be developed by LLX, is one of the alternatives being considered for the medium to long term.

MMX Amapá System

Production and Operation

The MMX Amapá System consists of an iron ore mine and a beneficiation plant, the Amapá railroad and the Santana Port.

In March 2007, Centennial Assets Participações Amapá S.A. ("Centenial Assets Amapá") sold its 30% stake in the Company to Cleveland-Cliffs, Inc., the largest producer of iron ore and pellets in the USA, for $133 million. In March 2008, Anglo and MMX's controller, Mr. Eike Batista, entered into a Share Purchase and Sales Agreement through which Anglo will acquire Mr. Batista´s stake in the MMX Amapá System. Further details on this transaction can be found in Section 7 - Subsequent Events.

Total investments for the Amapá System are estimated at R$898 million, which includes the improvement in the beneficiation plant. Of this total, up to R$580 million are object of a credit line on lending operation with Brazil's National Development Bank ("BNDES") as well as long term export prepayment operations with Banco ABC Brasil S.A. of $50 million and Banco Itaú BBA S.A. ("Itaú BBA") of $20 million.

Itaú BBA has also granted a short term bridge loan in the amount of R$223 million in order to finance investments until the BNDES disbursement. The first disbursement from BNDES of R$250 million occurred in December 2007.

The beneficiation plant commenced operating in December 2007, with a production of 900 tons. The production will reach its full capacity of 6.5 million tons/year in 2009.

On December 31, 2007, MMX Amapá commenced the loading of its first iron ore shipment headed for the client Gulf Industrial Investment Corporation ("GIIC"), which is located in Bahrain.

For MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá"), the Company is analyzing the initial project foreseen to the MMX Amapá System, aiming at optimizing and gaining future economies of scale.

The first aspect that has been decided is the construction of a single coke oven for the pig iron plant with a capacity of 2 million tons per year maintained as a substitution for the ten mini-coke ovens envisaged in the initial project. The operations start-up has been postponed to mid 2010.

Logistics

The MMX Amapá System includes the Amapá Railway (EFA) for transportation of iron ore output to the Port of Santana, in the Amapá State. MMX has a 20-year concession contract, renewable for another 20 years, in operation since March 2006.

In January, 2007, MMX Amapá was granted a permit from the National Agency of Waterway Transportation ("ANTAQ"), authorizing the construction and operation, for an indefinite term, of a multi-purpose private port terminal in the port area of Santana, Municipality of Santana, Amapá State. The Santana Port is already operating, with the Operating License granted in April 2007.

In 2007 Logistics net revenue amounted to $ 1.2 million resulting from the transportation of third parties´ cargo (242.000 tons) and passengers.

Iron ore exports will be carried out by barges to a floating offshore structure where it will be transshiped to the cape-size ships.

Iron ore supply contract with GIIC

In March 2007, GIIC decided to increase its contracted volume of iron ore to 13 million tons/year by exercising the option to acquire an additional 6.5 million tons.

The product to be supplied will be sourced from both the MMX Amapá and the MMX Minas-Rio Integrated Systems and is supported by the supply agreement entered into in November 2006.

MMX Minas-Rio System

The MMX Minas-Rio System will reach the full iron ore production capacity of 26.5 million tons/year of pellet feed in 2011. The iron ore will be transported through a 518 km pipeline, which will connect the beneficiation plant, to be constructed near the mine, to Port Açu (Rio de Janeiro State).

MMX is working to develop the three projects that comprise the Minas-Rio System within the established timeline.

Port Açu, located at the São João da Barra Municipality, Rio de Janeiro State, will be the outlet center for the Minas-Rio System iron ore production, to be done by cape-size vessels. The construction and iron ore handling will be carried by LLX Minas-Rio Logística S.A. ("LLX Minas-Rio"), a subsidiary of LLX.

In June, 2007, the National Agency of Waterway Transportation – ANTAQ authorized the construction and operation, for an indefinite term, of the Port Açu multi-purpose private port terminal. The permit allows the operation of both the Company's own as well as third-party cargo, as contemplated by the business plan of the Company's subsidiary LLX Logística.

In July 2007, the operation for the sale of 100% of the shares owned by Centennial Assets Mining Fund LLC in the Minas-Rio System – MMX Minas-Rio and LLX Minas-Rio – to Anglo American Plc for a total economic value of $1.15 billion, was concluded. In addition, Anglo American subscribed for new shares of the Companies, increasing its ownership interest to 49%. In March 2008, Anglo and MMX's controller, Mr. Eike Batista, entered into a Share Purchase and Sales Agreement through which Anglo will acquire Mr. Batista´s stake in MMX Minas-Rio. Further details on this transaction can be found in Section 7 - Subsequent Events.

In June, 2007, the Company received formal communication from by BNDES Eligibility and Credit Committee recognizing that the MMX Minas-Rio System is eligible for BNDES funding. The approval by the BNDES's board was obtained in December 2007, for the amount of R$3.3 billion, 50% of which is in direct financing and 50% is under a Project Finance condition.

In September 2007 LLX Minas-Rio and the ARG-CIVILPORT consortium signed a Letter of Intent for the offshore construction work of Port Açu, and the construction of the facility was initiated.

The Preliminary Environmental Permit for the construction of the slurry pipeline, was granted in August 2007 by the Federal Environmental Agency (IBAMA).

The issuance of the Preliminary Environmental Permit represents the approval of the environmental impact study of the Pipeline by the competent Federal authority. The construction of the MMX Minas-Rio Pipeline is now conditioned upon the granting of the appropriate Construction Permit. The company's transparent approach, which involved presenting its projects to the community beforehand, leads MMX to reaffirm its belief in obtaining all the licenses required by law on time to meet the start-up of the Minas-Rio Integrated System as scheduled.

In September 2007 the Company hired the consortium formed by Confab Industrial S.A., Siat S.A. and Marubeni-Itochu Steel Inc., for the supply of approximately 539 km of welded steel pipes with 24 and 26-inch diameter.

Sojitz Corporation, a Japanese trading company with worldwide presence, confirmed, under long-term supply agreements with MMX Minas-Rio, that it will acquire 13.2 million tons of pellet feed (wet basis). The pellet feed will be delivered at the Port Açu at market prices. Therefore, in addition to the contract signed with GIIC in 2006, MMX Minas-Rio has a total contracted volume of 21.5 million tons of pellet feed (wet basis).

The negotiations with current and potential clients for the supply of products have revealed a strong demand for pellet feed, and have led the Company's Board of Directors to postpone the start up of the pelletizing facility to 2011.

AVG

In December 2007 the Company, through its subsidiary AVX, concluded the purchase of 100% of AVG's shares, for $224 million, to be paid in 5 annual installments. The purchase price may accrete by a variable portion, capped at $50 million, subject to the attainment of the necessary environmental permits for certain mining rights, which may increase the mining reserves base of the acquired company.

AVG is located in the Serra da Farofa area, at the Serra Azul region, at the southwest side of the Iron Quadrangle in Minas Gerais State. The production is transported through a highway until the MRS Logística railroad and, from there the export production is shipped through the Sepetiba Port, in Rio de Janeiro State.

MMX has carried out technical studies which indicate that AVG's production capacity may be increased from the current 2.3 million tons to 5.8 million tons per year. The Company believes that AVG may increase its overall efficiency and productivity due to: 1) improvement in

AVG's operational process; 2) replacement of equipments near the useful life end; and 3) implementation of maintenance procedures and routines.

To meet the expected capacity, the investment plan for AVG in 2008 and 2009 amounts to $32 million, of which $12 million for current investments and $20 million for expansion investment.

In the future, MMX plans to expand its investment in AVG to initiate a second stage in AVG's production capacity, which should exceed the planned 5.8 million tons per year, and, for this purpose, is continuing the engineering studies that will sustain the new expansion.

LLX Logística S.A.

LLX, constituted through a corporate restructuring approved by the Company's Board of Directors during the first quarter of 2007, became the holding company for MMX's logistics activities. The company has an independent management focused on identifying new business opportunities in logistics.

Below are the key factors taken into consideration in the creation of LLX:

- Solid economic fundamentals will underpin Brazil's next high growth cycle;
- Trade will play a key role in the process, substantially increasing the demand for logistics systems;
- Brazil is underinvested in its infrastructure and provides outstanding opportunities for companies to invest in this sector; and
- Isolation of logistics assets allows a better perception of its value, thus attracting a more focused analyst community and new investors.

LLX, a wholly owned subsidiary of MMX, has a 70% stake in LLX Açu Operações Portuárias S.A. ("LLX Açu") and a 51% stake in LLX Minas-Rio. The remaining 49% stake in LLX Minas-Rio belongs to Anglo American Participações Ltda., as a result of the transaction *between* Anglo American and MMX carried out in July 2007.

In addition to the maritime infra-structure that is being constructed to handle iron ore, LLX Açu has the right to construct additional infrastructure in the area and operate logistics activities and cargo for third-parties, with the payment of a rate per ship/per ton to LLX Minas-Rio. LLX Açu will have the right to expand Port Açu as settled with LLX Minas-Rio from time to time, and will also have the right to carry on port operations in Port Açu, respecting the iron ore priority rights.

In September 2007, LLX Logística and Ontario Teachers' Pension Plan Board ("OTPP"), a Canadian pension fund, entered into definitive agreements providing for the subscription and purchase of 15% by OTPP of the issued and outstanding shares of LLX, in preferred shares, for a price of $185.0 million. This transaction implies a market value of approximately $1.23 billion for LLX.

The funds raised on this transaction with OTPP will be used for the development of non-iron ore related port activities and of an industrial complex in Port Açu's back-area. The investment will also be directed for the development of the Port Brasil, in São Paulo State, and of Port Sudeste, in Rio de Janeiro State.

In November 2007, LLX entered into a financing agreement with Banco Bradesco S.A. ("Bradesco") contemplating a firm commitment in the amount of $750 million. The financing agreement encompasses a short term bridge loan in the amount of $300 million and long-term finance credit lines in an amount of up to $750 million which are expected to be mostly from the lending of funds from BNDES, with an estimated term of up to 13 years. Bradesco further agreed to undertake best efforts to syndicate approximately an additional $1.1 billion for LLX.

All the terms and conditions related to the long-term financing will be subject to BNDES´s previous analysis, and the conclusion of the transaction is subject to the detailed conditions of the engagement letter, and to usual market conditions for transactions of this nature.

The long-term finance credit lines are structured as project finance, with corporate guarantees limited to the pre-completion phase of the projects that are being conducted by LLX's subsidiaries. MMX will not provide guarantee for the financing.

The Port Açu, with a back-area of 7,800 ha, will handle iron ore from the MMX Minas-Rio pipeline, as well as other products such as steel, coal, containers, granite, ethanol, oil derivatives and LNG. The Port Brasil, with a back-area of 1,950 ha, is being designed to handle iron ore, containers, fertilizers, agricultural and liquid bulk. The Port Sudeste is also strategically located and sized to house a distribution center and berth for iron ore ships.

Other Operations

The Company, through its subsidiary MMX Properties LLC ("MMX Properties") holds a purchase option for an aircraft for which it has paid a down payment of $100,000. In 2007, the Company also acquired Bay Service Serviços Portuários Ltda ("Bay Service"), a navigation service company to carry on the transshipment operation in the Amapá System.

3. SUMMARISED FINANCIAL INFORMATION

Year end 2007 Results

The 2007 financial statements reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to the projects under development.

Listed below are the highlights of the last three financial years of the Company:

Financial Results *(millions of US Dollars)*	**2007**	**2006**	**2005**
Net revenue:	106.7	4.6	-
Net financial income (loss) *(including exchange rate variation):*	191.2	4.2	(1.1)
General, sales and administrative expenses	231.2	39.3	8.2
Headcount	1,455	421	N/A
Net income (loss):	(65.5)	(67.0)	(13.2)
Total Assets	1,935.0	675.8	134.6
Cash and marketable securities:	352.3	364.5	18.2
Gross debt:	578.5	181.4	66.7
Shareholders equity:	978.1	421.1	(5.8)

The significant increase in net revenue reflects the ramp-up of iron ore production solely from the MMX Corumbá System, which started operating in 2005: in 2007 iron ore sales reached 790 thousand tons in comparison to 65 thousand tons in 2006. The MMX Amapá System commenced its production in December 2007 and MMX Minas-Rio System is in its early stage of development. Also, iron ore prices in 2007 were on average 10% higher than in 2006.

The net financial income of $191.2 million is the result of the $281.7 financial income which was partially offset by the $78.2 million financial expense and $12 million as loss on equity pick up. Financial income is explained mainly by: (a) interest income earned on cash invested, which increased substantially due to the sale of an additional stake in MMX Minas-Rio to Anglo American; (b) gains on derivative instruments, following the Company´s risk management policy of hedging its capital expenditures; and (c) foreign exchange rate gain on assets. Financial expenses reflect the increase of gross debt to finance the investments.

The increase in total assets is explained by two main reasons: first, the consistent execution of capital expenditure plan of MMX Corumbá and Amapá Systems, what is shown by the increase in investment in property, plant and equipments from $191.7 million in 2006 to $781.6 million in 2007, as well as the increase in the gross debt, and second, the reduction of Company's stake in MMX and LLX Minas-Rio from 70% to 51% as a result of the sale of 19% to Anglo American in 2007, which caused the Company to account *them under the equity method* as oppose to 2006, when they were fully consolidated. This change is represented by the investment at equity basis which was null in 2006 and $523.7 in 2007. This sale also explains the increase in Shareholder's Equity.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

US GAAP varies in certain significant respects from Canadian generally accepted accounting principles. The Company has presented the nature of such differences in Note 25 to the combined consolidated financial statements.

4th Quarter Results

Financial Results *(millions of US Dollars)*	**2Q07**	**3Q07**	**4Q07**
Net revenue:	24.5	55.3	106.7
Net financial income (loss) *(including exchange rate variation):*	171.6	189.0	191.2
General, sales and administrative expenses	94.3	143.3	231.2
Headcount	697	1,068	1,455
Net income (loss):	51.2	971.0	(65.5)
Total Assets	1,053.1	1,492.4	1,935.0
Cash and marketable securities:	388.2	347.4	352.3
Gross debt:	339.5	357.0	578.5
Shareholders equity:	547.3	1,002.5	978.1

The increase in net revenue along the quarters reflects the ramp-up stage of iron ore production. The huge increase in the last quarter reflects of the enhancement in producing capacity.

The net financial income seasonality reflects, in third quarter, the increase on cash *invested* and gains on derivative instruments. On fourth quarter the decrease on net financial income is explained by the increase of financial expenses due to debt increase to finance investments.

The *increase in general,* sales and administrative expenses along 2007 is a result of the normal course of business and is also reflected in the headcount increase.

As a result of capital expenditure investment in operations, using own resources as well as third party, and also the divesture operation with Anglo American there is an increase in total assets as well as shareholder's equity.

Liquidity and Capital Resources

Financing and investments

The sources of funding necessary to finance the investments required for the various projects were structured by MMX in conjunction with leading Brazilian banks and the BNDES.

The chart below shows the Company's strong cash position as of December 31, 2007, in US$million, for the MMX Systems, composed mainly of the funds obtained in the July 2006 public offering and the contribution of strategic partners, Cleveland Cliffs and Anglo American Plc.


US$ million
218
5
214
24
217
194
108
323
215
714
36
677
173
173
1
7
6
1.237
588
649
MMX S.A.
Corumbá
Amapá
Minas-Rio
LLX
AVG
Total
Cash
Debt
Net Debt
Net Cash

Note: considering 100% of the companies' cash and debt.

Derivative Financial Instruments

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The only purpose for which the Company's subsidiaries enter into derivative financial instruments is for cash flow hedging. Subsidiaries do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the Company's subsidiaries have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the Company's subsidiaries expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the subsidiaries, which creates a credit risk for the subsidiaries. When the fair value of a derivative contract is negative, the subsidiaries owe the counterparty and, therefore, they do not pose a credit risk. Company subsidiaries reduce their credit risk in derivative financial instruments by entering into transactions with high quality counterparties.

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

During the years ended December 31, 2007, 2006 and 2005, and accumulated as from inception, January 16, 2001 to December 31, 2007, gains of $168,754, $12,317, $0 and $181,071, respectively, were effectively realized and unrealized gains (losses) of ($1,575), $9,482, $630 and ($1,575) respectively, for the same periods mentioned above and both recorded in the statements of operations.

Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

The estimated fair values of financial instruments are as follows:

(thousands of US dollars)	**December 31, 2007**		**December 31, 2006**	
	Carrying amounts	**Fair Value**	**Carrying amounts**	**Fair value**
Financial assets:				
Cash and cash equivalents	200,567	200,567	1,743	1,743
Derivatives financial instruments	(1,575)	(1,575)	9,482	9,482

Marketable securities	151,680	151,680	362,716	362,716
Restricted cash	24,271	24,271	67,952	67,952
Financial liabilities:				
Debt:				
In foreign currency	419,599	420,931	171,696	172,638
In local currency	132,687	132,687	7,278	7,278
Notes payable:				
In foreign currency	172,815	172,815	11,276	11,276
In local currency	36,026	36,026	9,832	9,832

Criteria, assumptions and limitations used to calculate the market value

Cash and cash equivalents

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

Marketable securities and restricted cash

Both carrying amount and fair value of the marketable securities, including "the part restricted as collateral", are calculated based on current market rates applicable for such type of debt securities.

Debt

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

Notes payable

The fair value of notes payable is calculated and recorded through the discounting of the Company's cash flows using a market interest rate of 8%, as the notes are either non-interest bearing or low-interest bearing (see Note 15 to the combined consolidated the financial statements).

Derivatives financial instruments - swaps

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative financial instruments as follows:

(thousands of US dollars)	Fair value	
	December 31, 2007	December 31, 2006
Currency swap transactions:		
For a $30,000 amount (Banco Santander), maturing February 2007	-	543
For a $65,000 amount (Banco Pactual), maturing February 2007	-	1,664
For a $45,000 amount (Banco ABC Brasil), maturing February 2007	-	813
For a $110,000 amount (Unibanco), maturing February 2007	-	2,816
For a $45,000 amount (Banco ABN AMRO Real) maturing February 2007	-	1,152
For a $50,000 amount (Banco Votorantim), maturing February 2007	-	1,280
For a $35,000 amount (Banco Pactual), maturing February 2007	-	774
For a $20,000 amount (Unibanco), maturing February 2007	-	440
For a $185,000 amount (Banco Votorantim); maturing February 1, 2008	(930)	-
For a $25.000 amount (Banco Pactual); maturing February 1, 2008	(101)	-
For a $105.000 amount (Banco Pactual); maturing February 1, 2008	(425)	-
For a $20,000 amount (Banco Pactual); maturing March 3, 2008	(119)	-
Total	(1,575)	9,482

Contractual Obligations and Commitments

Contractual Obligations	**Payments Due by Period** *(in thousands of US dollars)*				
	Total	**Less than 1 year**	**1 – 3 years**	**4 - 5 years**	**After 5 years**
Short Term Debt	333.1	333.1			
Long Term Debt	219.2	-	41.6	177.6	-
TOTAL	552.3	333.1	41.6	177.6	-

At December 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

(in thousands of US dollars)			**Balance of the contract**
Object of service contract	**Date of signing**	**Due date**	**December 31, 2007**
Basic engineering, detailed engineering, supply management and implementation management for the Itabirito processing plant in Amapá	1/9/2006	8/1/2012	97,273
Set up management of the Itabarito processing plant in Pedra Branca do Amapari	6/30/2006	12/31/2007	4,882
Preparation of conceptual and basic design for construction of Açu Port, Technical advisory services on studies for implementation of oreduct and construction of the works na	07/28/2006	1/1/2008	427,533

project Açu Por.

Contracts related to the construction of railway	1/1/2006	7/2/2009	18,655
Basic engineering, detailed engineering, supply management and implementation management	4/12/2005	1/26/2009	21,828
Agreements related to construction of Terimal Port in Santana and other projects in Amapa	5/1/2006	6/1/2008	11,462
Legal and geological consultancy and advisory services with DNPM in iron ore mining projects in the state of Minas Gerais	6/2/2006	6/2/2008	2,433
Contracts related to the operation of the of the processing plant of Mine 63	12/8/2005	2/28/2017	322,929
Off-road vehicles to Amapa mining complex	8/30/2006	11/23/2008	21,845
Contracts related to supply of the raw material for Corumba System	1/8/2007	5/29/2009	20,648
Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Planto of Amapá.	4/7/2007	6/20/2027	331,069
Others			36,479
Total			1,317,036

Business Outlook

Notwithstanding the recent turbulences in financial markets, mainly in the USA, the emerging market economies, particularly in China and India, seem to keep growing based on strong domestic demand and investments in infra-structure, pushing steel production and consequently the mining products demand. This was clearly attested by the 65% increase in iron ore prices in 2008.

In this scenario, we expect economic growth in 2008 to remain high, although slightly lower than 2007, and the unbalance between iron ore demand and supply to last for the coming years, given the positive perspective for the sector.

4. SHARE CAPITAL

As at December 31, 2007, the Company had 15,230,000 GDRs outstanding. The Company conducted two share splits carried out in January 2007 and July 2007.

As of December 31, 2007 the shares were priced at R$940.00 and the Company's market capital was R$14.3 billion.

Stock option plan

In 2006, the controlling shareholder granted the executive officers and 18 strategic managers the option to purchase MMX's shares, as part of the 5-year remuneration and incentive program, without any costs or dilution to minority shareholders. The stock option plan has individual exercise rules for each officer and manager of the Company.

In addition to this remuneration and incentive program, at a Special Shareholders' Meeting held in 2006, the Company approved a stock option purchase program for MMX's shares through which the Board of Directors will grant stock options in favor of managers, officers and Company employees as long as it represents less than 1% of the outstanding shares.

5. TRANSACTIONS WITH RELATED PARTIES

(in thousands of US dollars)	Assets		Liabilities	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
MMX Minas-Rio	2,962	-	369	-
MPX Mineração	105		-	-
OGX	40	-	-	-
Spritit of Brazil	201	-	-	-
EBX Siderurgia da Bolivia	335	-		
Terminal de Cargas Sarzedo	1,709	-		
GVA Mineração Ltda	120	-		
LLX Minas-Rio	21	-	2,782	-
Other	6	-	-	-
	5,713	-	3,151	
Current	3,529	-	3,151	-
Long-term	2,184	-	-	-

The chart above represents the transactions through which the Company provides funds to support the working capital needs of some of its subsidiaries.

Also, the Company and its subsidiaries are provided shared corporate services by EBX, a related party.

All such transactions are made under usual market conditions at arm´s length.

6. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

7. SUBSEQUENT EVENTS

Acquisition of Minerminas - Mineradora Minas Gerais Ltda.

On March 3, 2008, AVX, a Company subsidiary, concluded the operation for acquisition of Minerminas - Mineradora Minas Gerais Ltda. ("Minerminas").

In exchange for purchase of the entirety of the shares in Minerminas, AVX will pay a total of $115,625 in 7 consecutive semi-annual installments. The first installment, in the amount of $16,518, has already been settled and the remaining six installments, in the same amount, will be settled in the forthcoming months of July and January, ending in January 2011.

Through its subsidiary AVX the Company is integrating the operations of AVG with those of Minerminas, in order to achieve synergies and efficiency gains.

Negotiations between MMX's controlling shareholder and Anglo American

MMX Group's controlling shareholder, Mr. Eike Batista, and a wholly-owned subsidiary of Anglo American plc ("Anglo American") entered into at March 31, 2008 a Share Purchase and Sales Agreement relating to the acquisition by Anglo American (the "Purchase Operation") of the shares owned by Mr. Batista in a new company to be organized and established ("IronX") within the scope of the spin-off of certain assets and liabilities of MMX (the "Restructuring Operation"). As a result of the Restructuring Operation, the portions spun off from MMX are to be transferred in favor of two companies, one of them IronX, the company that is the object of the Purchase Operation, and the other LLX Logística S.A. ("LLX"), with the current share held by MMX in LLX being transferred to the Company's stockholders. MMX will retain the remainder of its assets and liabilities.

When the Restructuring Operation is concluded, IronX will retain the Company's 51% stake in the MMX Minas-Rio System (excluding the 51% stake in LLX Minas-Rio currently held by LLX), as well as the Company's 70% stake in the MMX Amapá System. A wholly-owned subsidiary of Anglo American already currently owns a 49% stake in the MMX Minas-Rio System and in LLX Minas-Rio.

The parties envision that the Restructuring Operation will be a condition precedent for conclusion of the Purchase Operation. The terms of the Purchase Operation are to further include the payment by IronX to MMX of a future economic share due as from 2023 in relation to MMX Amapá and as from 2025 in relation to MMX Minas-Rio, besides other mutual commitments by the parties involved.

Anglo American will pay an amount of approximately $361.12 per share issued by IronX (assuming 1 IronX share for each MMX share in circulation) or a total of $5.5 billion for 100% of the IronX shares.

After the Restructuring Operation and for as long as Mr. Batista remains as its controlling stockholder, MMX will continue to be the exclusive vehicle for this gentleman in mining projects in general and LLX his vehicle for ports and logistic infrastructure projects. As part of the Restructuring Operation, MMX will also have the option to retain a 50% share in the first pellet plant to be built at Açu Port.

As a consequence of the Restructuring Operation, if approved, IronX and LLX will be listed on the "New Market" segment of the São Paulo Stock Exchange (BOVESPA) and the MMX stockholders will have the right to held stakes in each one of the three companies involved in the restructuring, receiving a new share issued by IronX and LLX for each MMX-issued share held. Moreover, each GDR of MMX will represent 1/20ths of a share of MMX, LLX and IronX.

Consummation of the Restructuring Operation and the Purchase Operation is subject to certain conditions, including approval by the Boards of Directors of Anglo American and MMX, such regulatory approvals as may be required and negotiation and signature of the respective definitive agreements. Furthermore, in order to make the Restructuring Operation effective, IronX, LLX and MMX will have to obtain the appropriate approvals from their shareholders at meetings called in the manner prescribed by the Brazilian Corporation Law (No. 6404/76) and the norms of the CVM.

After consummation of the Purchase Operation, Anglo American will carry out an initial public offering for acquisition of the shares from IronX's minority shareholders for the same price offered to Mr. Batista, according to Brazilian legislation in effect and, in particular, in conformity with the New Market Regulations

MMX Metálicos Corumbá receives operating license for blast furnace 2 and begins commercial operation

MMX Metálicos Corumbá, a subsidiary in which MMX retains 99.9% of the shares of the capital stock, was granted Operating License No. 476/2007 to begin the industrial activities of Blast Furnace No. 2 at the Pig Iron Production Mill located in the city of Corumbá, State of Mato Grosso do Sul. Such license was granted by that state's Environmental Institute - ("IMASUL"), which is linked to the State Secretary for the Environment, Cities, Planning, Science & Technology - ("SEMAC").

Accordingly, on January 3, 2008, MMX Metálicos Corumbá began commercial operations at the blast furnace covered by such authorization.

Deposits in court for the Minas-Rio System

The Company's subsidiaries MMX Minas-Rio and LLX Minas-Rio have questioned the requirement to pay federal income taxes (IRPJ and CSLL) on financial gains accrued during their pre-operating phase. The suits were filed on January 29, 2008 and on January 31, 2008 deposits were made in court in the respective total amounts of $84,776 and $9,260. At present, the Company is awaiting decisions at the lower court level in the Federal Courts of Rio de Janeiro.

Subscription of shares by the Ontario Teachers' Pension Plan Board ("OTPP")

On January 17, 2008 the OTPP injected capital in LLX Logística in the amount of $185,000, pursuant to a contract signed for subscription by that Canadian pension fund of 15% of the shares in the Company's logistics subsidiary LLX Logística.

Stock split

At the Annual General Meeting set for April 7, 2008, Company stockholders will decide on a stock split involving the shares issued by MMX, whereby each existing share will thereafter be represented by 20 shares. If the proposal is approved, the Company's stockholders will be entitled to receive the split shares based on the ownership structure as of the meeting date. The shares issued as a result of the split will vest the same rights and prerogatives as the existing shares.

Adaptation to the Law 11,638/2007

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed financial statements preparation for Brazilian companies, in order to adjust accounting practices adopted in Brazil to the international financial reporting standards (IFRS), affecting the Company's net income and shareholders' equity, which are basis for dividend and interest on equity payment.

The Company is currently evaluating the potential impacts of this law.

8. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the combined consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, intangibles, deferred income tax assets, environmental liabilities, asset retirement obligations, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

Derivative instruments and hedging activities

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All derivative financial instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest capitalized during the construction of major new facilities, less accumulated depreciation. Interest during the construction period on borrowings denominated in foreign currency is capitalized using contractual or average interest rates, exclusive of foreign exchange gains or losses. Depreciation on property, plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 10 in the combined consolidated financial statements. The mining rights are or will be amortized using the unit of production method. Timber resources are stated at cost, less accumulated depletion, which will be determined on the unit-of-production basis.

Goodwill and intangibles, net

The Company accounts for business combinations and goodwill according to SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No.142 provides that goodwill should not be amortized but instead should be tested for impairment annually at the reporting unit level. The Company's annual impairment test was performed in the fourth quarter of fiscal 2007. The results of this test indicated that there has been no goodwill impairment for December 31st, 2007.

Other intangible assets consist of railroad concession rights, which are stated at cost. Amortization is calculated on the straight-line method over the period of the related concession contract, which is 20 years.

Recoverability of long lived assets

In accordance with FASB Statement no. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

9. CHANGES IN ACCOUNTING POLICIES

There were no changes in the company's accounting policies in 2007.

10. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company´s President and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company´s system of disclosure controls and procedures includes, but is not limited to, our Policy of Use and Disclosure of Information, our Code of Business Conduct and Ethics and the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Internal Controls over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and Brazil to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway

Commission ("COSO") in Internal Control - Integrated Framework. Based on this assessment, the Company's CEO and CFO have determined that, as of December 31, 2007, the Company's internal control over financial reporting is effective and have certified the Company's annual filings with the Canadian securities regulatory authorities.

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Limitations of Controls and Procedures

The Company's management, including the Chairman and Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration or development stage companies)

Combined consolidated financial statements

December 31, 2007, 2006 and 2005

Contents

Independent auditors' report

To
The Board of Directors and Shareholders
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheets of MMX Mineração e Metálicos S.A. and subsidiaries as of December 31, 2007 and 2006, and the combined consolidated statements of operations, shareholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from inception date (January 16, 2001) to December 31, 2007. These combined consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MMX Mineração e Metálicos S.A. and subsidiaries as of December 31, 2007 and 2006, and the combined consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from inception date (January 16, 2001) to December 31, 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying combined consolidated financial statements have been prepared assuming that the Company and subsidiaries will continue as a going concern. As discussed in Note 1 to the combined consolidated financial statements, most of the Company's subsidiaries MMX Amapá Mineração Ltda., MMX Metálicos Corumbá Ltda. (formerly MMX Metálicos Brasil Ltda.), MMX Metálicos Amapá Ltda., Bahia Ferro Mineração Ltda., IRX Mineração Ltda., MMX Mineração do Serro Ltda., LLX Açu Operações Portuárias S.A., MMX Pig Iron Trading & Shipping (Nevada) LLC and the equity investment companies MMX Minas-Rio Mineração S.A. (formerly MMX Minas-Rio Mineração e Logística Ltda.) and LLX Minas-Rio Logística Comercial Exportadora S.A. are still in an exploration or development stage and thus are dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment their operations are profitable. This scenario raises substantial doubt about the Company's and subsidiaries' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The combined consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

U.S. generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in Canada. The Company has presented the nature of such differences in Note 25 to the combined consolidated financial statements.

KPMG Auditores Independentes

March 31, 2008

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration or development stage companies)

Consolidated balance sheets

(In thousands of U.S. dollars, except share data)

	Note	December 31, 2007	December 31, 2006
Assets			
Current assets			
Cash and cash equivalents		200.567	1.743
Marketable securities	3	151.680	362.716
Restricted cash	3	24.271	67.952
Trade accounts receivable	4	23.039	2.170
Recoverable taxes	5	17.289	8.803
Inventories	6	72.915	17.460
Derivative financial instruments	7	-	9.482
Advances to suppliers and employees		36.713	6.641
Related parties	14	3.529	-
Other		5.046	5.662
		535.049	482.629
Noncurrent assets			
Investments at equity basis	9	523.734	-
Property, plant and equipment, net	10	781.649	191.687
Goodwill and intangibles, net	11	40.237	363
Related parties	14	2.184	-
Advance for future investment acquisition	12	1.228	1.018
Recoverable taxes	5	26.767	-
Advances to suppliers		16.000	-
Other		8.380	132
		1.400.179	193.200
Total assets		1.935.228	675.829
Liabilities and shareholders' equity			
Current liabilities			
Notes payable	15	61.191	10.993
Trade accounts payble		78.918	31.101
Tax, payroll and related charges		50.726	8.717
Short-term debt	16	333.103	117.467
Accrued interest		26.196	2.444
Related parties	14	3.151	-
Derivative financial instruments	7	1.575	-
Other current liabilities		6.872	430
		561.732	171.152
Long-term liabilities			
Notes payable	15	147.650	10.115
Long-term debt	16	219.183	61.507
Asset retirement obligations	13	4.498	5.879
Stock options	20	16.568	771
Other accrued liabilities		2.817	5.360
		390.716	83.632
Minority interest	1	4.648	-
Shareholders' equity			
Shares authorized and issued - holding company:	19		
Common stock: 2007- 15,230,492 and 2006 - 15,215,512		480.317	472.525
Additional paid-in-capital		504.477	18.210
Deficit accumulated during the exploration or development stage		(146.081)	(80.635)
Accumulated other comprehensive income		139.419	10.945
		978.132	421.045
Total liabilities and shareholders' equity		1.935.228	675.829
Going concern	1 ii.		
Commitments	24		
Subsequent events	26		

See accompanying notes to combined consolidated financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration or development stage companies)

Combined consolidated statements of operations

(In thousands of U.S. dollars, except per share and share data)

	Note	December 31, 2007	December 31, 2006	December 31, 2005	Accumulated as from the inception (January 16, 2001) to December 31, 2007
Net revenue					
Iron ore sales		105.408	3.831	-	109.239
Services rendered		1.289	817	-	2.106
		106.697	4.648	-	111.345
Cost of goods sold and services rendered		(96.352)	(13.862)	-	(110.214)
Gross income (loss)		10.345	(9.214)	-	1.131
General, sales and administrative expenses		(231.190)	(39.281)	(8.187)	(278.134)
Impairment charge	10	(5.471)	-	-	(5.471)
Exploration costs		(22.834)	(22.671)	(3.897)	(49.722)
Operating loss		(249.150)	(71.166)	(12.084)	(332.196)
Other income (expenses):					
Financial income	22	281.708	63.279	2.738	348.736
Financial expenses	23	(78.220)	(59.081)	(3.839)	(142.837)
Loss on equity pick up	9	(12.299)	-	-	(12.299)
Total other income (expenses)		191.189	4.198	(1.101)	193.600
Loss before income and social contribution taxes		(57.961)	(66.968)	(13.185)	(138.596)
Income and social contribution taxes	17	(1.513)	-	-	(1.513)
Loss before minority interest		(59.474)	(66.968)	(13.185)	(140.109)
Minority interest		(5.972)	-	-	(5.972)
Loss for the year		(65.446)	(66.968)	(13.185)	(146.081)
Loss per thousand shares of common stock - basic and diluted	21	(4,30)	(10,47)	#VALOR!	(9,60)
Weighted average per shares oustanding - basic and diluted		15.220.521	6.396.614	2,215,179	15.220.521

See accompanying notes to combined consolidated financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration or development stage companies)

Combined consolidated statements of shareholders' equity (deficit) and comprehensive income (loss)

For the period from inception (January 16, 2001) to December 31, 2007

(In thousands, except share data)

	Capital stock							
	Preferred number	Common number	Preferred amount	Common amount	Additional paid-in capital	Deficit during the exploration or development stage	Accumulated other comprehensive income (loss)	Total shareholders' equity (deficit)
Capital contribution at the inception on January 16, 2001 (cash)	-	1.259.356	-	5	-	-	-	5
Capital contribution (other than cash)	-	2.518.716	-	16	-	-	-	16
Balances at December 31, 2002	-	3.778.072	-	21	-	-	-	21
Loss for the year	-	-	-	-	-	(22)	-	(22)
Currency translation adjustment	-	-	-	-	-	-	(3)	(3)
Comprehensive loss	-	-	-	-	-	-	-	(25)
Balances at December 31, 2003	-	3.778.072	-	21	-	(22)	(3)	(4)
Loss for the year	-	-	-	-	-	(460)	-	(460)
Currency translation adjustment	-	-	-	-	-	-	(58)	(58)
Comprehensive loss	-	-	-	-	-	-	-	(518)
Balances at December 31, 2004	-	3.778.072	-	21	-	(482)	(61)	(522)
Capital contribution:								
August 10, 2005 (cash)	-	1.259.356	-	4	-	-	-	4
August 25, 2005 (other than cash)	5.037.432	-	17	-	-	-	-	17
December 19, 2005 (other than cash)	-	5.540	-	11	-	-	-	11
December 19, 2005 (cash)	-	4.407.748	-	7.002	-	-	-	7.002
Advance for capital increase on December 27, 2005 (cash)	-	-	-	-	427	-	-	427
Loss for the year	-	-	-	-	-	(13.185)	-	(13.185)
Currency translation adjustment	-	-	-	-	-	-	401	401
Comprehensive loss	-	-	-	-	-	-	-	(12.784)
Balances at December 31, 2005	5.037.432	9.450.716	17	7.038	427	(13.667)	340	(5.845)
Capital contribution on March 15, 2006 (cash)	-	1.912.963.452	-	7.073	(427)	-	-	6.646
Conversion of preferred into common shares	(5.037.432)	5.037.432	(17)	17	-	-	-	-
Spin off on April 18, 2006	-	(1.917.727.600)	-	254	-	-	-	254
Capital contribution on July 26, 2006 (cash) net of the related public offering costs of $52,022)	-	5.050.360	-	416.051	-	-	-	416.051
Capital contribution on August 23, 2006 (cash)	-	441.152	-	42.092	-	-	-	42.092
Share-based compensation	-	-	-	-	18.210	-	-	18.210
Loss for the year	-	-	-	-	-	(66.968)	-	(66.968)
Currency translation adjustment	-	-	-	-	-	-	10.605	10.605
Comprehensive loss	-	-	-	-	-	-	-	(56.363)
Balances at December 31, 2006 (Note 19a)	-	15.215.512	-	472.525	18.210	(80.635)	10.945	421.045
Share-based compensation	-	-	-	-	52.302	-	-	52.302
Stock options exercise in the year	-	14.980	-	7.792	(7.792)	-	-	-
Gain on change in the subsidiaries ownership (Note 19b)	-	-	-	-	441.757	-	-	441.757
Loss for the year	-	-	-	-	-	(65.446)	-	(65.446)
Currency translation adjustment	-	-	-	-	-	-	128.474	128.474
Comprehensive income	-	-	-	-	-	-	-	63.028
Balances at December 31, 2007	-	15.230.492	-	480.317	504.477	(146.081)	139.419	978.132

See accompanying notes to combined consolidated financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration or development stage companies)

Combined consolidated statements of cash flows

(In thousands of U.S. dollars)

	December 31, 2007	December 31, 2006	December 31, 2005	Accumulated as from the inception (January 16, 2001) to December 31, 2007
Cash flows provided by (used in) operating activities				
Loss for the year	(65.446)	(66.968)	(13.185)	(146.081)
Adjustments to reconcile loss to net cash provided by (used in) operating activities:				
Depreciation, amortization and accretion	2.262	2.581	49	4.892
Share-based compensation	68.099	18.210	-	86.309
Minority interests	5.972	-	-	5.972
Loss on equity pick up	12.299	-	-	12.299
Write-off of mining rights	-	638	431	1.110
Exchange variation (gain) loss	(53.066)	(10.530)	1.924	(60.986)
Derivative financial intruments	(51.345)	(8.560)	(630)	(60.535)
Impairment charge	5.471	-	-	5.471
Other	873	1.347	(3)	2.220
(Increase) decrease in assets:				
Marketable securities	261.921	(353.013)	-	(91.092)
Restricted cash	52.526	(61.173)	(4.800)	(13.447)
Trade accounts receivable	(10.752)	-	-	(10.752)
Recoverable taxes	(29.978)	(8.335)	(350)	(38.542)
Inventories	(52.506)	(16.977)	-	(69.483)
Advances to suppliers	(28.799)	(6.241)	(60)	(35.040)
Other	(8.519)	(7.195)	(338)	(15.655)
Increase (decrease) in liabilities:				
Trade accounts payable	37.878	29.401	2.093	68.700
Taxes, payroll and related charges	36.082	8.159	176	44.343
Other current liabilities	4.650	526	-	5.176
Other accrued liabilities	(6.724)	4.410	-	(2.314)
Other payables	(95)	(153)	-	(1.219)
Net cash provided by (used in) operating activities	180.803	(473.873)	(14.693)	(308.654)
Cash flows from investing activities				
Additions to property, plant and equipment	(640.523)	(100.486)	(46.427)	(793.719)
Additions to intangible assets	-	(353)	-	(353)
Purchase of net asset in connection with acquisition - mainly mining rights	(53.385)	(991)	(69.111)	(123.488)
Net cash used in investing activities	(693.908)	(101.830)	(115.538)	(917.560)
Cash flows from financing activities				
Notes payable and debt:				
Loans obtained:				
Short-term	420.138	93.240	56.910	664.510
Long-term	161.533	51.385	10.840	223.031
Loans paid short-term	(118.526)	(33.000)	-	(151.526)
Notes payable obtained	206.443	4.910	92.717	205.539
Notes payable paid	(10.336)	(23.279)	(17.814)	(45.615)
Related parties	40.029	-	(918)	40.029
Capital increase	-	464.789	7.457	472.271
Minority interests	27.553	-	-	27.553
Net cash provided by financing activities	726.834	558.045	149.192	1.435.792
Increase (decrease) in cash and cash equivalents	213.729	(17.658)	18.961	209.578
Cash decrease by the exclusion of subsidiarie' cash previoulsy consolidated and the inclusion of subsidiary purchased	(32.238)	-	-	(32.238)
Effect of exchange rate changes on cash and cash equivalents	17.333	1.243	(830)	17.756
	198.824	(16.415)	18.131	195.096
Cash and cash equivalents, beginning of the period	1.743	18.158	27	-
Cash and cash equivalents, end of the period	200.567	1.743	18.158	195.096
	198.824	(16.415)	18.131	195.096
Supplementary disclosure of cash flow information				
Interest paid during the period	10.762	7.346	-	18.108

See accompanying notes to combined consolidated financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries (exploration or development stage companies)

Combined consolidated financial statements

December 31, 2007, 2006 and 2005

(In thousands of U.S. dollars, unless otherwise stated)

1 The Company and its operations

i. Description of business

MMX Mineração e Metálicos S.A. ("the Company" or "MMX") is a publicly traded joint stock corporation under Brazilian law traded on the BOVESPA Stock Exchange in Brazil under the code MMXM3 MMX consists of a group of subsidiaries, most of them in the exploration or development stage.

The object of MMX is to engage in the following main businesses: mining, transformation, transportation and sale of iron ore; manufacture transformation, transportation and sale of steel inputs; as well as construction, operation and commercial use of maritime and railroad terminals.

Either directly or through subsidiary companies, MMX develops projects in the areas of mining, logistics and industrial processing of metallic products and steel inputs with added value, always based on iron ore mined by the Company itself. MMX has mineral resources resulting from the acquisition of and filing for mining rights whereby the Company itself performs the prospecting work and mines the iron ore.

Current year developments

On January 9, 2007, MMX Amapá Mineração Ltda. ("MMX Amapá") transferred to the Company its quotas in the capital stock of the subsidiary company IRX Mineração Ltda. ("IRX"), which holds mining rights acquired on September 9, 2004 in the State of Bahia. Thus, IRX becomes a directly subsidiary of the Company.

On February 5, 2007, the Company's Level 1 Global Depositary Receipts ("GDR") program was started, and Banco Itaú S.A. was contracted as the custodian institution and as depositary The Bank of New York, as per terms already approved by the Comissão de Valores Mobiliários ("CVM"). Each common share of the Company is equivalent to twenty (20) GDRs, in accordance with the Company's resolution after the stock split approved at the Extraordinary General Meeting held on January 25, 2007, according to Note 19.

(In thousands of U.S. dollars, unless otherwise stated)

On March 9, 2007, the direct subsidiary MMX Properties LLC ("MMX Properties") was incorporated in the United States of America, State of Delaware, owning a purchase option of an aircraft for which it made a down payment in the amount of $100.

On April 4, 2007, MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") organized the subsidiary MMX Mineração do Serro Ltda. ("MMX Serro") with mining rights located in the Municipality of Serro, in the State of Minas Gerais, where it is currently developing an iron ore mine to supply that State.

On April 10, 2007, the Company and Centennial Asset Participações Minas-Rio S.A. ("Centennial Asset Minas-Rio"), which holds 70% and 30% of MMX Minas-Rio, respectively, performed the merger of subsidiary MMX Minas-Rio Mineração e Logística Ltda. currently MMX Minas-Rio. into their wholly-owned subsidiary MPC Mineração e Pesquisa Ltda. ("MPC"), which after the merger became a closely-held corporation and renamed to MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio").

On April 11, 2007, the Company and Centennial Asset Minas-Rio performed the spin-off of certain assets and liabilities of MMX Minas-Rio to two newly-incorporated companies, LLX Minas-Rio Logística Comercial Exportadora S.A. ("LLX Minas-Rio") and LLX Açu Operações Portuárias S.A. ("LLX Açu"). After this transaction, the Company held directly 70% of the capital stock of the two new companies and Centennial Asset Minas-Rio, the remaining 30%.

As a result of the reorganization, LLX Minas-Rio hold assets related to the ore pipeline of MMX Minas-Rio integrated system and 300 hectares of Port of Açu, designed for the construction of an iron ore port terminal. LLX Açu hold the remaining part of Port of Açu. MMX Minas-Rio and its subsidiaries maintain their ownership of Minas-Rio System mining rights, of the iron ore processing plant and of the ore pipeline right of way.

The spin-off consisted of a transfer of assets within entities under common control, accounted for at the companies' net assets carrying amount as of March 31, 2007.

(In thousands of U.S. dollars, unless otherwise stated)

On April 11, 2007, at the end of the restructuring process, the Company transferred to the subsidiary LLX Logística S.A. ("LLX Logística"), which became the holding company for the Company's logistics activities, its equity interest in LLX Açu's capital stock, representing 4,657,874 non-par, book-entry, common shares, assessed at $2,291, as well as its interest in LLX Minas-Rio's capital stock, representing 452,127 non-par, book-entry, common shares, valued at $222, totaling to $2,513.

Still in the context of the restructuring process, the shareholders performed a partial spin-off of Centennial Asset Minas-Rio, transferring the divided portion of its capital stock into a new company to be named Centennial Asset Participações Logística S.A. ("Centennial Asset Logística"). The assets and liabilities transferred as a result of this spin-off was limited, only, to the investments of Centennial Asset Minas-Rio in LLX Açu, which then transferred to Centennial Asset Logística.

On May 14, 2007, the Port of Açu received an Installation Permit from the Rio de Janeiro State Environmental Agency ("FEEMA"), and on June 20, 2007 it was authorized by the National Water Transportation Agency ("ANTAQ" - Agência Nacional de Transportes Aquaviários) to build and operate.

On May 29, 2007 the Company acquired the mining rights to explore iron ore in Bahia and in Piauí, through the acquisition of 120,000 quotas with a par value of R$1 each, equivalent to 24% of equity interest in Bahia Ferro Mineração Ltda. ("Bahia Ferro"). Accordingly to the shareholder agreement, such interest grants the control to the Company.

On June 27, 2007 the Level 1 GDR's began to be traded on the Toronto Stock Exchange in Canada ("TSX") under the code XMM.

(In thousands of U.S. dollars, unless otherwise stated)

On July 13, 2007, Centennial Asset Mining Fund LLC ("Centennial Asset") and MMX have entered into an agreement to a wholly-owned subsidiary of the mining company Anglo American plc ("Anglo American"), whereby Anglo American has purchased 100% of the shares of Centennial Asset Minas-Rio for R$1,317,337 thousand (equivalent to $704,082) and on July 18, 2007 has subscribed additional shares of LLX Minas-Rio and MMX Minas-Rio in the amount of R$335,339 thousand (equivalent to $180,202) and R$1,294,361 thousand (equivalent to $695,556), respectively, in a transaction that resulted in Anglo American owning a consolidated 49% ownership interest in LLX Minas-Rio and MMX Minas-Rio.

In the context of the arrangement, MMX, its subsidiary LLX Logística and Anglo American also agreed to restructure the corporate reorganization of the Minas-Rio Companies. Hereafter MMX Minas-Rio will be responsible for the construction and operation both of the iron ore mines in Minas Gerais and of the mining pipeline of the MMX Minas-Rio Integrated System. LLX Minas-Rio will be responsible for operating Port of Açu, exclusively for the handling of iron ore products.

On the liquidation date, MMX and its subsidiaries entered into shareholders' agreements with Anglo American and Centennial Minas-Rio, already in its capacity of wholly-owned subsidiary of Anglo American plc, relating to the corporate governance of the Minas-Rio Companies and, also executed other supplementary agreements, which included a technical service agreement with an affiliate of Anglo American, whereby the Minas-Rio Companies will have access to the intelligence and to the technical and mining expertise of Anglo American, and a corporate service agreement with MMX, whereby it will provide administrative, general and special services.

Also, the same agreement provides that, upon confirmation of Phase II (starting operations), Anglo American would have an option to make an additional payment to Centennial Asset and a capital increase in MMX Minas-Rio and LLX Minas-Rio. This would increase Anglo American's interests in Minas-Rio System to 50%. Upon the exercising of this option, Anglo American would hold equal equity interests in MMX Minas-Rio and in LLX Minas-Rio, and these two companies would hold, respectively, the mining and logistics assets of Minas-Rio System.

(In thousands of U.S. dollars, unless otherwise stated)

On August 1, 2007, LLX Logística acquired the total of shares of MMX Comercial Exportadora S.A. ("MMX Comercial Exportadora"), whose operation consist the foreign trade of iron ore.

On August 2, 2007 the Company acquired the total of the shares of Bay Service Serviços Portuarios Ltda ("Bay Service"), whose operation consist the render of navigation.

On September 27, 2007, MMX, LLX Logística and the Canadian pension fund Ontario Teachers' Pension Plan Board ("OTPP"), signed a definitive three-way agreement for subscription and acquisition by OTPP of 15% of the preferred shares issued by LLX Logística for $185,000 ("the Investment"). Financial settlement of the Investment occurred on January 17, 2008, as mentioned in Note 26e.

The indirect subsidiary MMX Pig Iron Trading & Shipping (Nevada) LLC ("MMX Pig Iron"), which was incorporated on October 29, 2007 in the United Sates of America to hold investments in mining and logistics companies.

The indirect subsidiary MMX Trade Shipping (Nevada) LLC ("MMX Trade"), incorporated on November 9, 2006, is located in the United States of America, State of Nevada.

On November 7, 2007, LLX Açu, a subsidiary of LLX Logística, exercised its option to purchase the shares of the companies Sepetiba Empreendimentos e Participações Ltda. ("Sepetiba Empreendimentos") and Pedreira Sepetiba Ltda. ("Pedreira Sepetiba"). On November 7, 2007 the corporate name of Sepetiba Empreendimentos was changed to LLX Sudeste Operações Portuárias Ltda ("LLX Sudeste").

On December 4, 2007, the Company acquired 99.99% of the shares in the limited liability company EDRJ111 Participações Ltda., the legal name of which was changed to AVX Mineração e Participações Ltda. ("AVX") and whose corporate object is engaging in the mining and sale of mineral products, being further empowered to hold equity stakes in the capital of other companies.

Through its subsidiary AVX, on December 13, 2007 the Company acquired 99.99% of the shares issued by AVG Mineração S.A. ("AVG") for the total amount of $224,000. AVG is an operational company, which produces iron ore in the location known as Conjunto das Farofas, in the municipialities of Brumadinho and Igarapé, State of Minas Gerais.

MMX Mineração e Metálicos S.A. and subsidiaries (exploration or development stage companies)

Combined consolidated financial statements

(In thousands of U.S. dollars, unless otherwise stated)

As a result of the restructuring process, the Company holds the following corporate interests:

[K1] Comentário: Pedir ao POOL para trocar seta no quadro abaixo por apenas um traço



MMX Mineração e Metálicos S.A.
99,99%
Bay Service Serviços Portuários Ltda.
70%
MMX Amapá Mineração Ltda.
99,99%
MMX Logística Amapá Ltda.
60%
IR Mineração Ltda.
51%
MMX Minas -Rio Mineração S.A.
99,99%
MMX Mineração do Serro Ltda.
99,99%
LLX Logística S.A.
70%
LLX Açu Operaçõe Portuárias S.A.
99,99%
LLX Sudeste Operações Portuárias Ltda.
99,99%
Pedreira de Sepetiba Ltda.
51%
LLX MinasRio
70%
MMX Corumbá Mineração S.A.
100 %
MMX Trade Shipping LLC
99,99 %
MMX Comercial Exportadora S.A.
99,99%
MMX Metálicos Corumbá Ltda.
100%
MMX Pig Iron Trading & Shipping LLC
99,99%
MMX Metálicos Amapá Ltda.
100%
MMX Properties LLC
24%
Bahia Ferro Mineração Ltda.
99,99%
AVX Mineração e Participações Ltda.
99,99%
AVG Mineração S.A.

As of December 31, 2007, MMX had direct and indirect participation in the following projects through its subsidiary companies:

a. MMX Amapá System

a.1 The Company, through its subsidiary MMX Amapá, has current activities in mining exploration (excluding those related to copper and precious metals) in the Municipalities of Pedra Branca do Amapari and Serra do Navio, in the State of Amapá. Such activities are being handled by means of an exploration contract entered into between the subsidiary MMX Amapá and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), a subsidiary of Canadian company Goldcorp Inc.

a.2 The Company incorporated MMX Logistica do Amapá Ltda. ("MMX Logística do Amapá") on February 23, 2006, for the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá ("EFA") Railway. The railroad operation concession is for a period of 20 years, with an option of an additional 20 years, and is aimed at developing the transportation logistics of extracted iron ore from the mines held by the Company in the State of Amapá.

During the second half of 2006, MMX Logística do Amapá started its operations and is complying with the commitimens with third parties undertaken by the concession agreement. Its parent company, MMX Amapá made the first outflow of iron ore on December 31, 2007 and started-up the production in January 2008.

According to the Concession Agreement, MMX Logística do Amapá must invest in the first two concession years in the restoration of the railway.

b. MMX Minas-Rio System

At the Incorporation General Meeting held on March 1, 2007 the Company and its indirect subsidiary MPC (currently MMX Minas-Rio) established LLX Logística whose operations consist of the integrated transport logistics services. MX Minas-Rio, LLX Minas-Rio, LLX Açu and MMX Serro, are the owners of mining rights located in the Quadrilátero Ferrífero region and in the Serra do Espinhaço, in the State of Minas Gerais. These assets support the "MMX Minas-Rio System", production of iron ore and its transportation via a mining pipeline, which will connect the mining region to the Municipality of São João da Barra, in the State of Rio de Janeiro, where the Company and its subsidiaries own a site suitable for the construction of a port with capacity to receive deep draft ships.

c. MMX Corumbá System

c.1 The Company, through its subsidiary MMX Corumbá Mineração Ltda. ("MMX Corumbá"), is the holder and lessee of mining rights in the City of Corumbá, State of Mato Grosso do Sul. MMX Corumbá is in the current phase of limited production of iron ore through the operation of its two mines. During the fourth quarter of 2006, the subsidiary started exporting iron ore.

c.2 The Company, through its subsidiaries MMX Metálicos Corumbá Ltda. ("MMX Metálicos Corumbá") and MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") is currently developing projects of integrated plants for the production of cast iron and semi-finished products, preferably in the States of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the Company in the Municipatily of São João da Barra.

On January 5, 2007, the subsidiary MMX Metálicos Corumbá entered into a long-term agreement with Cargill, Incorporated ("Cargill") for the supply of cast iron production of MMX Corumbá System, with a firm guarantee of removal and delivery. Committed to buy the agreed volume as from August 2007, Cargill will be the only company, excluding South American companies, to purchase the cast iron production acquired from MMX Metálicos Corumbá originating from the MMX Corumbá System.

ii. Going concern

The Company and most of the subsidiaries are still in an exploration or development stage and thus have not commenced its planned principal operations, being dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment, their operations are profitable. In the absence of such support there could be substantial uncertainties about the Company's and subsidiaries' ability to conduct its planned principal operations as a whole. The accompanying combined consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company and its subsidiaries to continue as going concern. Notwithstanding the foregoing, the MMX Corumbá system are already delivering iron ore products and MMX Amapá System, and, in January 2008, started generating revenues from iron ore mining activities. In order to finance the capital for the remaining operations, namely their metallic operation at the MMX Minas-Rio and MMX Amapá Systems the Company raised capital by means of an initial public offering and additionally is obtaining and negotiating financing from various financial institutions.

2 Summary of significant accounting policies

a. Basis of financial statement presentation

The combined consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which differ in certain respects from Brazilian accounting principles applied by the Company and its subsidiaries in their statutory financial statements.

US GAAP varies in certain significant respects from accounting principles generally accepted in Canada ("Canadian GAAP"). The Company has presented the nature of such differences in Note 25 to the combined consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise stated)

The Company maintains its statutory accounting records in local currency, the real. The U.S. dollar amounts presented in the combined consolidated financial statements have been remeasured (translated) from the local currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) no. 52 - Foreign Currency Translation.

The Company and its subsidiaries (collectively the "Companies") determined the local currency (real) as their functional currency and have translated all assets and liabilities into U.S. dollars at the current exchange rate at December 31, 2007 and 2006 (R$1.7713 and R$2.1380 to US$1.00, respectively), and all amounts in the statements of operations and cash flows at the average rates prevailing during each of the months within the year ended December 31, 2007, 2006 and 2005 and the period from the inception date (January 16, 2001) to December 31, 2007. The related translation adjustments are included in accumulated other comprehensive income (loss), a component of shareholders' equity (deficit). All significant intercompany balances and transactions have been eliminated in consolidation.

As of April 18, 2006, MMX Corumbá and MMX Metálicos Corumbá were contributed to the capital of MMX and, therefore, were consolidated in the financial results of MMX as of that date. The contribution of both MMX Corumbá and MMX Metálicos Corumbá to MMX were accounted for at the book value and as both entities were under common control, they were presented as combined from their inception dates.

b. Basis of consolidation

The combined consolidated financial statements include the accounts of the Company and all majority owned subsidiaries in which the Company directly or indirectly has either (a) majority of the equity of the subsidiary or otherwise has management control, or (b) the Company has determined itself to be the primary beneficiary of a variable interest entity in accordance with FIN 46(R).

(In thousands of U.S. dollars, unless otherwise stated)

The details of the combined consolidated subsidiaries are as follows:

	Ownership percentage		
	Consolidated		Combined
	December 31, 2007	December 31, 2006	December 31, 2005
Direct subsidiaries:			
MMX Amapá	70.00	70.00	99.99
MMX Minas Rio	(*)	70.00	99.99
MMX Minas Rio Mineração Logistica Ltda (currently MMX Minas Rio)	-	70.00	99.99
MMX Corumbá	70.00	70.00	-
MMX Metálicos Corumbá	99.99	99.99	-
MMX Properties	100.00	-	-
IRX	80.00	-	-
MMX Metalicos Amapá	99.99	-	-
LLX Logistica	99.99	-	-
Bahia Ferro	24.00	-	-
Bay Service Serviços	99.99	-	-
AVX	99.99	-	-
Indirect subsidiaries:			
IRX	-	56.00	80.00
MPC (currently MMX Minas Rio)	-	69.99	99.99
MMX Logistica do Amapá	69.99	69.99	-
MMX Serro	(*)	-	-
LLX Açu	69.99	-	-
LLX Minas-Rio	(*)	-	-
LLX Sudeste	69.98	-	-
Pedreira Sepetiba	69.98	-	-
MMX Trade	70.00	-	-
MMX Comercial Exportadora	69.99	-	-
MMX Pig Iron	99.99	-	-
AVG	99.80	-	-

(In thousands of U.S. dollars, unless otherwise stated)

(*) The details of the non-consolidated subsidiaries are as follows:

	Ownership percentage	
	December 31, 2007	**December 31, 2006**
MMX Minas Rio **(a)**	51.00%	-
LLX Minas Rio **(b)**	51.00%	-

(a) Includes the indirect investee MMX Serro - 99.99%.

(b) Indirect investee of LLX Logística - 51%.

Those non-consolidated companies were previously part of the Company's consolidated financial statements prepared for the periods ended up to June 30, 2007. In July 2007, a new minority shareholder has contributed to capital, when it signed a partners' agreement for both companies, by which the minority shareholder has substantive approval and veto rights. As a result and in accordance with rules set forth by EITF 96-16, MMX has been accounting for those investments under by the equity method as from July 2007, although currently owning 51% of the commom stock of these non-consolidated subsidiaries.

The accounting policies have been consistently applied in all the consolidated and non-consolidated companies and are consistent with those used in the previous year.

Except for MMX Amapá, the subsidiary in which minority interest exist has presented losses exceeding the minority interest in the equity capital of this subsidiary, such excess applicable to the minority interest was charged against statements of operations, as there is no obligation for the minority interest to make good such losses. However, if future earnings do materialize, the statements of operations will be credited to the extent of such losses previously absorbed.

In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation no. 46(R) - Consolidation of Variable Interest Entities ("FIN no. 46(R)") and to assess whether it is the primary beneficiary with respect to such entities.

In 2007, the Company acquired four private investment funds, for which the Company and its subsidiaries are the primary beneficiaries. The investments are represented mainly by certificates of deposits and debt securities issued by the Brazilian government. As the Company is the only beneficiary of those private investment funds, they were included in the combined consolidated financial statements in accordance with FIN no. 46(R).

c. ***Cash equivalents***

Cash and cash equivalents include all highly liquid temporary cash investments with maturity dates of three months or less. Unrealized gains or losses are included in financial income (expenses).

d. ***Restricted cash***

At December 31, 2007 and 2006, the restricted cash refers to the Company's portion of marketable securities held as collateral for the loan granted by Banco de Investimentos Credit Suisse, and private instrument of fiduciary release of credit rights as guarantee of installment agreement in favor of MMX Corumbá, respectively, as mentioned in Note 3.

e. ***Marketable securities***

Debt securities acquired with the objective of selling in the short-term are valued at fair value at the balance sheet dates and unrealized gains (losses) are included in financial income (expenses). These securities primarily comprise of certificates of deposits and debt securities issued by the Brazilian government held through private funds. The certificates of deposits and debt securities are considered trading securities.

f. ***Trade accounts receivable and provision for doubtful accounts***

Trade accounts receivable are reflected at the estimated net realizable value and do not bear interest. When necessary, a provision for doubtful accounts will be recorded at an amount considered sufficient by management to cover estimated losses arising on collection of accounts receivable. No provision has been recognized as of December 31, 2007, 2006 and 2005.

g. *Inventories*

Inventories are stated at the weighted average cost of acquisition or production, which does not exceed net realizable values.

h. *Derivative instruments and hedging activities*

The Company accounts for derivatives and hedging activities in accordance with FASB Statement no. 133 - Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

All derivative financial instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

i. *Results during the exploration or development stage*

Revenues during the exploration or development stage were obtained from initial revenues of the two iron ore mines of MMX Corumbá, and from a railroad contract in place at the time MMX Logística do Amapá both no longer in the exploration or development stage.

Such revenues are recognized when products are shipped and services are rendered, and when the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

j. *Exploration costs*

Exploration costs are expensed as incurred and relate to the exploration and evaluation costs associated with mine drilling. Management's decision to develop or mine a property will be based on an assessment of the viability of the property and the availability of financing. The Company capitalizes mining exploration and other related costs attributable to reserves in the event that a definitive feasibility study establishes proven and probable reserves. Capitalized mining costs are amortized using the unit of production method and are also subject to an impairment assessment.

k. *Income taxes*

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

l. *Use of estimates*

The preparation of the combined consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, intangibles, deferred income tax assets, asset retirement obligation, valuation of derivative instruments and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

m. *Property, plant and equipment*

Property, plant and equipment are recorded at cost, including interest capitalized during the construction of major new facilities, less accumulated depreciation. Interest during the construction period on borrowings denominated in foreign currency is capitalized using contractual or average interest rates, exclusive of foreign exchange gains or losses. Depreciation on property, plant and equipment is or will be calculated on the straight-line method over the estimated useful lives of the assets, as detailed in Note 10. The mining rights are or will be amortized using the unit of production method. Timber resources are stated at cost, less accumulated depletion, which will be determined on the unit-of-production basis.

n. Goodwill and intangibles, net

The Company accounts for business combinations and goodwill according to SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No.142 provides that goodwill should not be amortized but instead should be tested for impairment annually at the reporting unit level. The Company's annual impairment test was performed in the fourth quarter of fiscal 2007. The results of this test indicated that there has been no goodwill impairment for December 31, 2007.

Other intangible assets consist of railroad concession rights, which are stated at cost. Amortization is calculated on the straight-line method over the period of the related concession contract, which is 20 years.

o. Recoverability of long lived assets

In accordance with FASB Statement no. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

p. *Stock based compensation*

Stock based employee compensation plans are accounted for in accordance with FASB Statement no. 123 (revised 2004) - Share-Based Payment ("SFAS no. 123(R)"), for transactions in which the Company exchanges its equity instruments for goods or services, with a primary focus on transactions in which the Company obtains employee services in share-based payment transactions. Equity instruments transferred by a related party or a holder of an economic interest in the Company to its employees and management are also subject to the provisions of Statement no. 123(R), unless the transfer was for a purpose other than compensation.

SFAS no. 123(R) is a revision to Statement no. 123 and supersedes APB Opinion no. 25 - Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options issued. Incremental compensation costs arising from subsequent modifications of awards after the grant date will be recognized.

q. *Net loss per share*

Basic net loss per share amounts was computed by dividing net loss by the weighted average number of common stock outstanding. There were no adjustments to net loss in calculating diluted net loss per share.

r. *Segment information*

The Company has adopted SFAS no. 131 - Disclosures about Segments of an Enterprise and Related Information, which introduces a "management approach" concept for reporting segment information, whereby financial information is required to be reported on the basis that the chief operating decision-maker uses such information internally for deciding how to allocate resources to segments and in assessing performance. Management has concluded that the Company has one reportable segment - iron ore.

s. Comprehensive income (loss)

Comprehensive income (loss) includes all changes in shareholders' equity during a period from non-shareholder sources.

t. Commitments and contingencies

Liabilities for loss contingencies, including environmental remediation costs not within the scope of FASB Statement no. 143 - Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation no. 39 - Offsetting of Amounts Related to Certain Contracts.

The Company accrues for losses associated with environmental remediation obligations not within the scope of Statement no. 143 when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are discounted to their present value.

The Company records asset retirement obligation in accordance with FASB Statement no. 143. Under SFAS no. 143, the fair value of asset retirement obligation is recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the useful life of such assets by the unit of production method. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

u. Reclassifications

Certain reclassifications have been made to prior years' combined consolidated financial statements in order to be consistent with the current year presentation.

(In thousands of U.S. dollars, unless otherwise stated)

v. Recently issued accounting pronouncements

- **FASB Statement No. 157, Fair Value Measurements ("SFAS 157")**

  In September 2006, the FASB issued SFAS 157, which became effective for the Company on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The Company does not expect any significant impact to its combined consolidated financial statements, other than additional disclosures.

- **FASB Staff Position FAS No. 157-2, Effective Date of SFAS 157 ("FSP 157- 2")**

  In February 2008, the FASB issued FSP 157-2, which delays the Company's January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the combined consolidated financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its combined consolidated financial statements.

- **FASB Statement 159 "The Fair Value Option for Financial Assets and Financial Liabilities." ("SFAS 159")**

  In February 2007, the FASB issued SFAS 159, that permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect any significant impact to its combined consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise stated)

- **FASB Statement No. 141 (revised 2007), Business Combinations ("SFAS 141-R")**

  In December 2007, the FASB issued SFAS 141-R, which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. SFAS 141-R changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense; acquired contingent liabilities to be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined 'under existing guidance for non-acquired contingencies. SFAS 141-R also includes a substantial number of new disclosures requirements. The impact on the application of SFAS 141-R in the consolidation financial statements will depend on the business combinations arising during 2009 and thereafter.

- **FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial statements, an amendment of ARB No. 51 ("SFAS 160")**

  In December 2007, the FASB issued SFAS 160, that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the combined consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Certain changes in a parent's ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

(In thousands of U.S. dollars, unless otherwise stated)

The Company's presentation of statement of operations and balance sheet will be evaluate by Company's management.

*x. **Recently adopted accounting pronouncements***

FASB Interpretation N° 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement 109 (FIN 48)

In July 2006, the FASB issued FIN 48, which became effective on January 1, 2007 (see Note 17).

3 Marketable securities and restricted cash

Marketable securities represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB" - Bank Deposit Certificate) of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip ("CDI" - Interbank Deposit Certificate).

The Company has a portion of its marketable securities as restricted cash, as mentioned in Note 16c, in the total amount of $24,271 ($67,952 at December 31, 2006).

The portfolio of marketable securities as of December 31, 2007 and 2006 are broken down as follows:

	Nature of investments				
Financial institution	**Govenment Bonds**	**Purchase and sales commitments**	**CDB (a)**	**Total Decembe r 31, 2007**	**Total December 31, 2006**
Exclusive funds:					
Banco Pactual	5,770	133,613	11,600	150,983	343,963
Credit Suisse	-	-	-	-	67,782
	5,770	133,613	11,600	150,983	411,745

(In thousands of U.S. dollars, unless otherwise stated)

Financial institution	Govenment Bonds	Purchase and sales commitments	CDB (a)	Total Decembe r 31, 2007	Total December 31, 2006
	Nature of investments				
Other marketable securities:					
Banco Itaú BBA	-	24,271	-	24,271	17,952
Unibanco and other	42	204	451	697	971
	42	24,475	451	24,968	18,923
Total marketable securities	5,812	158,088	12,051	175,951	430,668
Restricted cash	-	(24,271)	-	(24,271)	(67,952)
Total marketable securities, net	5,812	133,817	12,051	151,680	362,716

(a) Bank deposit certificates issued by Brazilian banks.

These funds are held exclusively for the Company in major financial institutions and are short-term and immediately available. The Company has not incurred in any losses on these investment funds for the years ended December 31, 2007 and 2006.

4 Trade accounts receivable

Trade accounts receivable are mainly related to the MMX Corumbá System's ore exports, amounting to $13,269 ($1,948 at December 31, 2006) as follows:

	December 31, 2007	December 31, 2006
Domestic	8,112	223
Foreign	14,927	1,947
Total	23,039	2,170

(In thousands of U.S. dollars, unless otherwise stated)

5 Recoverable taxes

Recoverable taxes are comprised of the following:

	December 31, 2007	December 31, 2006
Withholding taxes ("IRRF")	14,929	4,631
Value added tax ("ICMS")	27,133	3,894
Other	1,994	278
Total	44,056	8,803
Current assets	17,289	8,803
Noncurrent assets	26,767	-

6 Inventories

Inventories are comprised by finished goods of iron ore, raw material and warehouse, net of provision for realizable value as follows:

	December 31, 2007	December 31, 2006
Finished goods, net	68,090	17,460
Raw material	2,781	-
Warehouse	2,044	-
Total	72,915	17,460

(In thousands of U.S. dollars, unless otherwise stated)

7 Derivative financial instruments

The Company's subsidiaries have derivative financial instruments to manage their exposure on its foreign currency denominated debt instruments. The Company's subsidiaries do not enter into derivative financial instruments for any purpose other than cash flow hedging purposes. That is, the subsidiaries do not speculate by using derivatives. In order to reduce the impact of fluctuations in the exchange rate, the subsidiaries have adopted a policy of entering into swap contracts.

By using derivative financial instruments to manage exposures to changes in exchange rates, the subsidiaries expose themselves to credit risks and market risks. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the subsidiaries, which creates a credit risk for the subsidiaries. When the fair value of a derivative contract is negative, the subsidiaries owe the counterparty and, therefore, they do not posses a credit risk. The subsidiaries reduce their credit risk in derivative financial instruments by entering into transactions with high quality counterparties.

Market risk, in this case, is the adverse effect on the value of a financial instrument that results from a change in currency exchange rates, managed by establishing and monitoring parameters that limit the types and degree of market risks that may be undertaken.

Management monitors and evaluates its overall position daily in order to evaluate financial results and impact on the subsidiaries' cash flows. All financial derivative instruments are marked-to-market at each balance sheet date, with the impact of changes in their fair value recorded as financial income (expenses).

During the years ended December 31, 2007, 2006 and 2005, and accumulated as from the inception, January 16, 2001 to December 31, 2007, gains of $168,754, $12,317, $0 and $181,071, respectively, were effectively realized and unrealized gains (losses) of ($1,575), $9,482, $630 and ($1,575) respectively, for the same periods mentioned above and both recorded in the statements of operations.

(In thousands of U.S. dollars, unless otherwise stated)

8 Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

The estimated fair values of financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying amounts	Fair Value	Carrying amounts	Fair value
Financial assets:				
Cash and cash equivalents	200,567	200,567	1,743	1,743
Derivatives financial instruments	(1,575)	(1,575)	9,482	9,482
Marketable securities	151,680	151,680	362,716	362,716
Restricted cash	24,271	24,271	67,952	67,952
Financial liabilities:				
Debt:				
In foreign currency	419,599	420,931	171,696	172,638
In local currency	132,687	132,687	7,278	7,278
Notes payable:				
In foreign currency	172,815	172,815	11,276	11,276
In local currency	36,026	36,026	9,832	9,832

Criteria, assumptions and limitations used to calculate the market value

Cash and cash equivalents

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

(In thousands of U.S. dollars, unless otherwise stated)

Marketable securities and restricted cash

Both carrying amount and fair value of the marketable securities, including "the part restricted as collateral", are calculated based on current market rates applicable for such type of debt securities.

Debt

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

Notes payable

The fair value of notes payable is calculated and recorded through the discounting of the Company's cash flows using a market interest rate of 8%, as the notes a either non-interest bearing or low-interest bearing (see Note 15).

Derivatives financial instruments - swaps

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative financial instruments as follows:

	Fair value	
	December 31, 2007	**December 31, 2006**
Currency swap transactions:		
For a $30,000 amount (Banco Santander), maturing February 2007	-	543
For a $65,000 amount (Banco Pactual), maturing February 2007	-	1,664
For a $45,000 amount (Banco ABC Brasil), maturing February 2007	-	813
For a $110,000 amount (Unibanco S.A.), maturing February 2007	-	2,816

(In thousands of U.S. dollars, unless otherwise stated)

	Fair value	
	December 31, 2007	December 31, 2006
Currency swap transactions:		
For a $45,000 amount (Banco ABN AMRO S.A.), maturing February 2007	-	1,152
For a $50,000 amount (Banco Votorantim.), maturing February 2007	-	1,280
For a $35,000 amount (Banco Pactual), maturing February 2007	-	774
For a $20,000 amount (Unibanco S.A.), maturing February 2007	-	440
For a $185,000 amount (Banco Votorantim S.A.), maturing February 1, 2008	(930)	-
For a $25,000 amount (Banco Pactual), maturing February 1, 2008	(101)	-
For a $105,000 amount (Banco Pactual), maturing February 1, 2008	(425)	-
For a $20,000 amount (Banco Pactual S.A.), maturing March 3, 2008	(119)	-
	(1,575)	9,482

9 Investments in non-consolidated companies

Investments in subsidiaries companies accounted for under the equity method consist of 51% of the common stock of LLX Minas-Rio and 51% of common stock of MMX Minas-Rio. As explained in Note 1, the minority shareholder has substantive approval and veto rights. As a result, MMX has been accounting for those investments under by the equity method as from July 2007 (date of the capital contribution of such minority shareholder), although currently owning 51% of the commom stock of these non-consolidated subsidiaries, in accordance with rules set forth by EITF 96-16.

(In thousands of U.S. dollars, unless otherwise stated)

The summary financial information for the investments as of December 31, 2007 and for the year/period then ended is as follows:

	MMX Minas-Rio	LLX Minas-Rio
Financial position:		
Current assets	742.436	176.618
Property, plant, and equipment, net	377.529	44.717
Other noncurrent assets	36.330	34.000
	1.156.295	255.335
Current liabilities	205.136	19.433
Long-term liabilities	126.093	72
Shareholders' equity	825.066	201.864
	1,156,295	221.369
Statements of income:		
Operating loss	(64.600)	(4.731)
Other income	216.018	25.746
Income tax	(42.392)	(9.077)
Net income for the year/period	109.026	11.938

The Company's investment in these subsidiaries amounts to $523,734 ($420,784 of MMX Minas Rio and $102,950 of LLX Minas Rio) and the equity pick up loss recorded in its statement of operation amounts to $12,299 (loss of $18,387 for MMX Minas-Rio and a gain of $6,088 of LLX Minas-Rio).

(In thousands of U.S. dollars, unless otherwise stated)

10 Property, plant and equipment

		December 31, 2007			December 31, 2006		
	Annual depreciation - depletion rates (%)	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Mining rights	(a)	225,984	(652)	225,332	89,381	(156)	89,225
Asset retirement obligation	(a)	3,756	-	3,756	5,157	-	5,157
Land	-	49,933	-	49,933	28,680	-	28,680
Forest	(b)	3,508	-	3,508	2,906	-	2,906
Aircraft	10	5,864	(57)	5,807	5,680	(283)	5,397
Building and improvements	4	3,867	(355)	3,512	704	(7)	697
Railroad equipment	5	14,705	(413)	14,292	2,942	(41)	2,901
Machinery and equipment	10	84,640	(6, 353)	78,287	16,415	(550)	15,865
Furniture and fixture	10	2,168	(279)	1,889	401	(91)	310
Vehicles	20	28,596	(3.441)	25,155	1,230	(122)	1,108
Data processing equipment	20	5,549	(862)	4,687	1,385	(120)	1,265
Construction in progress		365,491	-	365,491	37,882	-	37,882
Other	20	-	-	-	321	(27)	294
		794,061	(12,412)	781,649	193,084	(1,397)	191,687

(a) Units of production method.

(b) The depletion of the forest reserves will be calculated based on the volume of timber cut in relation to the potential existing volume.

During the years ended December 31, 2007, 2006, 2005 and accumulated as from the inception January 16, 2001, the Company had capitalized interest in the amount of $12,364, $637, $0 and $13,001, respectively.

(In thousands of U.S. dollars, unless otherwise stated)

All property, plant and equipment items are located in Brazil and will be employed in the mining business. The Company's management believes that the balance of its fixed assets is recoverable through cash flows from its future operations, as from the operation's start-up date.

*i. **Mining rights***

Companies	State	Mining right	December, 31 2007	December 31, 2006
Acquisitions:				
(a) IRX	Bahia	Iron ore	95	79
(b) MMX Serro (*)	Minas Gerais	Iron ore	-	1,152
(c) MMX Minas-Rio (*)	Minas Gerais	Iron ore	-	14,277
(d) MPC (currently MMX Minas-Rio) (*)	Minas Gerais	Iron ore	-	53,744
(e) MMX Corumbá	Mato Grosso do Sul	Iron ore	16,347	13,387
(f) AVG	Minas Gerais	Iron ore	195,853	-
(f) AVG	Minas Gerais	Iron ore	13,350	-
Other			-	-
			225,645	82,639
Accumulated depletion:				
MMX Corumbá			(573)	-
AVG			(79)	-
			(652)	-
Advances for mining rights acquisition:				
(g) MMX Serro (*)	Minas Gerais	Iron ore	-	723
(h) MMX Minas-Rio (*)	Minas Gerais	Iron ore	-	5,863
(i) MMX	Paraíba	Iron ore	339	-
			339	6,586
Total			225,332	89,225

(*) Exclusion of balances as of December 31, 2007 from non-consolidated companies previously consolidated.

(a) Mining rights acquired on September 9, 2004.

(In thousands of U.S. dollars, unless otherwise stated)

(b) On March 13, 2006 (and a contractual amendment in August 2006), an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid the equivalent of $1,150 as purchase option. On January 24, 2007, the purchase option of this right was exercised in the amount of $19,760 to be paid in twenty equal, consecutive and monthly installments in the amount of $988, adjusted by the savings index. On April 4, 2007, MMX Minas-Rio organized MMX Serro with this right. This right was not consolidated in the balances as of December 31, 2007 since MMX Serro is a subsidiary whose control is shared, as described in Note 4.

(c) Located in the Quadrilátero Ferrífero region and acquired by the subsidiary MMX Minas-Rio on October 19, 2005, at cost of $14,277 at present value, a total of $4,445 out of which was paid on November 3, 2005, February 20, 2006 and April 30, 2006. The remaining amount of $9,832 (principal plus accrued interest) will be paid in installments, as described in Note 15a. This right was not consolidated in the balances as of December 31, 2007 since MMX Minas-Rio is a subsidiary whose control is shared, as described in Note 4.

(d) Located in the Quadrilátero Ferrífero region and acquired on August 17, 2005, through the acquisition of shares of MPC, the owner of the mining rights. The total value of the transaction was $69,112 at present value, and the first installment of $20,000 was paid in 2005. As mentioned in Note 12c on October 23, 2006, the subsidiary MMX Minas-Rio entered an amendment to the original purchase contract for the acquisition of MPC shares, due to a revision of the total MPC's mining deposit. This amendment resulted in a decrease in the total amount of the remaining note payable to $29,570 (face amount of $30,500), $20,000 out of which was paid in December 2006. The current notes payable related to such acquisition amounts to $10,050 (face amount of $10,500) as of December 31, 2007. This right was not consolidated in the balances as of December 31, 2007 since MMX Minas-Rio is a subsidiary whose control is shared, as described in Note 4.

(e) Located in the Municipality of Corumbá, acquired by the subsidiary MMX Corumbá in August 2005, at an initial cost of $12,500, which was fully paid in 2005.

(f) Mining rights acquired by Companhia de Mineração Serra da Farofa - ("CEFAR"), in the location known as Conjunto das Farofas, in the municipalities of Brumadinho and Igarapé, State of Minas Gerais.

(g) On March 3, 2006, an option agreement, amounting to $500, was entered into for the mining rights purchase regarding iron ore exploration, in the Serra do Espinhaço region. Such amount has been paid in full. On December 11, 2006, an amendment to the original contract was signed, increasing the option by $200, to be paid in four equal and monthly installments as from December 2006. Determination of the total value is subject to the mining reserve dimension as to the content of ore, which will be determined through a research program to be carried out. On April 4, 2007, MMX Minas-Rio organized MMX Serro with this right. This right was not consolidated in the balances as of December 31, 2007 since MMX Serro is a subsidiary whose control is shared, as described in Note 4.

(In thousands of U.S. dollars, unless otherwise stated)

(h) On April 28, 2006, a purchase option agreement was signed to mine iron ore in the region of the Quadrilateo Ferrifero, for which $6,000 (equivalent to R$12,535 thousand) was paid by way of purchase option. The purchase option was valid for ten months and was extended for a further eight months through payment of an additional amount of $18,500 (equivalent to R$38,878 thousand), which was carried out on March 6, 2007. On October 31, 2007 MMX Minas-Rio exercised the purchase option of 100% of the mining rights in the amount of $141,750 in seven equal installments of $24,250. This right was not consolidated in the balances as of December 31, 2007 since MMX Minas-Rio is a subsidiary whose control is shared, as described in Note 4.

(i) Mining rights acquired on May 18, 2007 located in the municipalities of São José da Lagoa Tapada, Coremas, Nazarezinho and Aguiar, in the State of Paraíba, for which the Company paid $339.

On July 14, 2006, the subsidiary MMX Amapá and MPBA (third party) entered into an agreement by which MPBA transferred to MMX Amapá certain mining rights. In exchange MMX Amapá agreed to pay MPBA the equivalent of 1% of the gross revenues obtained from the selling or any other type of trade of the iron ore or other ores coming from those mining rights.

For the year ended December 31, 2007, 2006 and 2005 and for the period from inception to date, the Company recognized impairment charges of $5,471, 0, 0 and $5,471 respectively. In 2007, the impairment charge was primarily related to the goodwill related to the acquisition of the subsidiary Bahia Ferro.

ii. Aircraft lease-back operation

The subsidiary MMX Metálicos acquired an aircraft in February 2006, at the price of $6,000, and, subsequently, on May 16, 2006, the subsidiary signed an aircraft sale-lease-back agreement in the amount of $5,400, for a term of 120 months and with a residual value of $1,350. The $600 loss was recognized in the statement of operations. The lease is repayable quarterly, which began in October 2006.

(In thousands of U.S. dollars, unless otherwise stated)

11 Goodwill and intangibles, net

Intangible assets consist of the following:

	December 31, 2007	December 31, 2006
Railroad concession rights	459	380
Accumulated amortization	(34)	(17)
	425	363
Non allocated goodwill	39,812	-
	40,237	363

The non allocated goodwill upon acquisition of the shares in LLX Sudeste and Pedreira Sepetiba Ltda. by the Company's subsidiary LLX Açu, in the respective amounts of $39,812, are based on expectations for future profitability of the Port of Açu project.

Aggregate amortization expense on railroad concession rights was approximately $34, $17, $0 and $34 for the years ended December 31, 2007, 2006 and 2005 and for the accumulated period as from the inception (January 16, 2001) to December 31, 2007 respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

2007	23
2008	23
2009	23
2010	23
2011	23

(In thousands of U.S. dollars, unless otherwise stated)

12 Advance for future investment acquisition

On July 11, 2006, the subsidiary MMX Corumbá advanced the amount of $1,018 for the future acquisition of shares of the company Mineral Service Ltda. ("Mineral Service"), who is the owner of the mining rights to explore for iron ore in the State of Mato Grosso do Sul. The completion of the acquisition is subject to the effective transfer of mining rights to Mineral Service and the total cost will be $14,000, which will be paid after Mineral Service accomplishes some terms according to the contract. If Mineral Service does not accomplish the terms of the contract, MMX has the right to request reimbursement for the advanced amount. The Company granted a guarantee in favor of MMX Corumbá, amounting to $17,952, for this operation.

13 Asset retirement obligations

The Company has asset retirement obligations arising from regulatory requirements to perform certain asset retirement activities when mainly the right to perform mining activities is over. The liability is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized and will be depreciated over the related long-lived asset's useful life by the unit of production method. The following table presents the activity for the asset retirement obligations for the years ended December 31, 2007, 2006 and from the inception date (January 16, 2001) to December 31, 2007:

	2007	**2006**	**2005**	**Inception date (January 16, 2001) to December 31, 2007**
Beginning balance:	5,879	4,710	-	-
Exclusion of balances from non-consolidated companies previously consolidated	(4,192)	-	-	(4,192)
Liabilities incurred - AVG acquisition	1,276	-	-	1,276
Accretion expense - net	1,535	1,169	-	2,704
Ending balance	4,498	5,879	-	(212)

(In thousands of U.S. dollars, unless otherwise stated)

14 Transactions with related parties

	Assets		Liabilities	
	December 31, 2007	**December 31, 2006**	**December 31, 2007**	**December 31, 2006**
MMX Minas-Rio	2,962	-	369	-
MPX Mineração	105		-	-
OGX Petróleo e Gás Ltda.	40	-	-	-
Spritit of Brazil Ltda.	201	-	-	-
EBX Siderurgia da Bolívia Ltda.	335	-	-	-
Terminal de Cargas Sarzedo Ltda.	1,709	-	-	-
GVA Mineração Ltda.	121	-	-	-
LLX Minas-Rio	234	-	2,782	-
Other	6	-	-	-
	5,713	-	3,151	-
Current	3,529	-	3,151	-
Long-term	2,184	-	-	-

The balances as of December 31, 2007 and 2006 resulted from transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

(In thousands of U.S. dollars, unless otherwise stated)

15 Notes payable

		December 31, 2007		December 31, 2006	
		Current	Long-term	Current	Long-term
Related to the acquisition of mining rights by MMX Minas-Rio:					
$13,833 face amounts as of December 31, 2006, non-interest bearing (less unamortized discount based on imputed interest rate of 8% - 2006: $4,000), due in February and April 2006 and October 2009, 2010 and 2011. (*)	(a)	-	-	-	9,832
Other		-	-	943	283
Related to the acquisition of subsidiary by MMX Minas-Rio:					
U.S. dollar denominated account payable: $10,500 face amounts as of and December 31, 2006 low-interest-rate bearing (less unamortized discount based on imputed interest rate of 8% - 2006: $450).(*)	(b)	-	-	10,050	-
Related to the acquisition of subsidiary by LLX Açu, AVX and AVG:					
R$63,814 thousand (equivalent to $36,027) face amounts as of December 31, 2007 due in December 2009.	(c)	18,013	18,013	-	-
$183,359 face amounts as of December 31, 2007, non-interest bearing (less unamortized discount based on imputed interest rate of 3.92% - 2007: $16,578), due in December 2011.	(d)	40,972	123,016	-	-

(In thousands of U.S. dollars, unless otherwise stated)

		December 31, 2007		December 31, 2006	
		Curren t	Long-term	Current	Long-term
$10,395 face amounts as of December 31, 2007, non-interest bearing (less unamortized discount based on imputed interest rate of 8% - 2007: $1,568), due in August 2011.	(e)	2,206	6,621	-	-
Total		61,191	147,650	10,993	10,115

(*) Exclusion of balances as of December 31, 2007 from non-consolidated companies previously consolidated.

(a) Remaining balance payable to the seller, in three installments, all indexed by IGP-M, due on October 19, 2009, 2010 and 2011, in such amounts of $3,770, $4,361 and $4,724, respectively, as set forth through a contract amendment on July 1, 2006. As these notes payable did not include interest, thus reflecting a more favorable condition that would otherwise have been available to the subsidiary MMX Minas-Rio, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

(b) Amount related to the acquisition of the subsidiary MPC, due to the sellers. As of December 3, 2006, it was paid the amount of $20,000 and the remaining balance of $55,000 (face value) would be paid on June 23, 2008 with interest of 2.5% p.a.

The Company has given MPC's mining rights as collateral. As these notes payable reflected a more favorable interest rate than would otherwise have been available to the subsidiary MMX Minas-Rio, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

As mentioned in Note 10d, on October 23, 2006, the subsidiary MMX Minas-Rio entered an amendment to the original purchase contract for the acquisition of MPC shares, due to a revision of the total MPC's mining deposit. This amendment resulted in an anticipation of the maturity date and a decrease in the total amount of the remaining note payable related to such acquisition by $22,660 (face amount of $24,500), from $52,230 (face amount of $55,000) to $29,570 (face amount of $30,500). This difference, amounting to $22,660, was credited against mining rights.

(In thousands of U.S. dollars, unless otherwise stated)

On December 3, 2006, the Company paid $19,728 (face amount $20,000). The remaining balance of $9,841 (face amount $10,500) was paid on July 30, 2007.

(c) Remaining balance payable to the seller, due in 24 equal and consecutive monthly installments of $1,501, restated according to the IGP-M, as explained in Note10;

(d) Outstanding balance payable to the seller, due in four annual installments restated according to the United States Consumer Price Index (USCPI) in the amount of $45,000, on December 5, 2008, 2009, 2010 and 2011, respectively;

(e) Remaining balance payable to the seller, payable in four annual installments of $2,600 on August 30, 2008, 2009, 2010 and 2011, respectively, as detailed in Note 10.

16 Debt

Bank	Currency	Interest % p.a.	Final maturity date	Garatees	December 31, 2007	December 31, 2006
Leasing Aircraft	US$	Libor + 2.85	7/1/2016	(a)	4,774	5,196
Banco ABN AMRO Real S.A.	US$	6.70	3/16/2007	(a)	-	4,500
Unibanco S.A.	US$	Libor + 2.95	7/21/2008	(b) (d)	-	6,500
Unibanco S.A.	US$	Libor + 2.95	7/24/2008	(b) (d)	-	12,000
Unibanco S.A.	US$	Libor + 2.95	9/16/2008	(b) (d)	-	8,000
Unibanco S.A.	US$	Libor + 2.95	7/15/2008	(b) (d)	-	5,000
Unibanco S.A.	US$	Libor + 2.95	9/10/2008	(b) (d)	-	5,000
Unibanco S.A.	US$	Libor + 2.95	11/18/2008	(b) (d)	-	3,500
Banco Itaú BBA S.A.	US$	8.10	9/6/2007	(d)	-	4,000
Unibanco S.A.	US$	6.60	6/28/2007	(a)	-	5,000
Unibanco S.A.	US$	6.60	6/28/2007	(b) (d)	-	5,000
Unibanco S.A.	R$	CDI+1,21%	1/2/2007	(d)	-	1,115
Banco Itaú BBA S.A.	US$	8.30	3/24/2008	(d)	-	1,000
Banco Itaú BBA S.A.	US$	8.10	9/6/2007	(d)	-	2,500
Banco Itaú BBA S.A.	US$	6.90	7/24/2007	(d)	-	5,000
Banco Itaú BBA S.A.	US$	7.80	1/29/2008	(d)	46,680	-
Banco Itaú BBA S.A.	US$	7.80	1/29/2008	(d)	80,000	-
Banco Itaú BBA S.A.	US$	7.85	11/26/2014	(d)	20,000	-
Banco ABC Brasil S.A.	US$	8.45	11/26/2014	(d)	50,000	-
Banco Itaú BBA S.A. BNDES.	R$	9.90	10/29/2015	(b) (d)	114,387	-
Banco Itaú BBA S.A.BNDES	R$	9.90	10/15/2015	(b) (d)	12,300	-
Banco Fibra	US$	6.60	6/16/2008	(d)	3,000	-
Credit Suisse S.A.	US$	6.70	9/4/2007	(c)	-	50,000
Banco Votorantim S.A.	US$	7.70	2/28/2008	(d)	3,000	-

(In thousands of U.S. dollars, unless otherwise stated)

Bank	Currency	Interest % p.a.	Final maturity date	Garatees	December 31, 2007	December 31, 2006
Banco Votorantim S.A.	US$	7.70	3/5/2008	(d)	25,000	-
Banco Santander Banespa	US$	8.50	3/24/2008	(d)	10,000	-
Banco Bradesco S.A.	US$	6.77	6/20/2008	(d)	10,000	-
Banco Votorantim S.A.	US$	6.98	6/30/2008	(d)	13,000	-
Banco Votorantim S.A.	US$	6.95	7/18/2008	(d)	8,000	-
Banco Votorantim S.A.	US$	6.90	8/7/2008	(d)	10,000	-
Banco Votorantim S.A.	US$	7.60	8/11/2008	(d)	15,000	-
Banco Bradesco S.A.	US$	8.50	8/11/2008	(d)	30,000	-
Banco Unibanco S.A.	US$	Libor + 2.85	9/4/2008	(a)	12,000	12,000
Banco ABC Brasil S.A.	US$	Libor + 3.50	10/19/2007	(a)	-	5,000
Banco Itaú BBA S.A. BNDES	R$	12.60	10/15/2010	(a)	1,005	1,066
Banco Itaú BBA S.A.	US$	6.60	6/11/2007	(d)	-	5,000
Banco Itaú BBA S.A.	US$	7.60	6/22/2007	(d)	-	4,000
Banco Votorantim S.A.	US$	6.90	6/13/2008	(d)	4,000	2,000
Banco Votorantim S.A.	US$	6.90	8/7/2008	(d)	5,000	3,000
Banco Votorantim S.A.	US$	6.90	9/5/2008	(d)	5,000	5,000
BNDES	R$	12.60	3/15/2010	(a)	-	392
BNDES	R$	11.60	8/15/2010	(a)	3,673	4,000
BNDES	R$	5.60	8/16/2010	(a)	645	705
Citibank	US$	7.00	11/19/2007	(d)	-	10,000
Banco Santander Banespa	US$	7.20	1/14/2008	(d)	5,023	-
Banco Santander Banespa	US$	7.10	2/1/2008	(d)	5,023	-
Banco Santander Banespa	US$	6.90	2/29/2008	(d)	10,046	-
Banco Santander Banespa	US$	6.97	3/10/2008	(d)	5,023	-
Banco Votorantim S.A.	US$	7.00	3/18/2008	(d)	9,000	-
Banco Bradesco S.A.	US$	6.85	4/4/2008	(d)	7,000	-
Banco Bradesco S.A.	US$	6.80	4/14/2008	(d)	13,000	-
Banco Safra	US$	7.00	5/19/2008	(d)	5,000	-
Banco BBM	US$	7.80	5/16/2007	(d)	-	3,500
Banco Bradesco S.A. - Financ.	US$	-	10/25/2008	(e)	83	-
Banco Finasa S.A. - Financ	US$	-	6/1/2008	(e)	17	-
Bradesco Finame BNDES	R$	-	7/15/2009	(e)	679	-
Bradesco S.A. - ACC	US$	-	1/4/2008		5,928	-
					552,286	**178,974**
Short-term					333,103	117,467
Long-term					219,183	61,507
					552,286	**178,974**
Interest short-term					26,196	2,444

(In thousands of U.S. dollars, unless otherwise stated)

Composition of foreign currency denominated debt by currency:

	December 31, 2007	December 31, 2006
Currency:		
Brazilian reais	132,687	7,278
United States dollars	419,599	171,696
	552,286	178,974

At December 31, 2007, the Company's long-term debt matures as follows:

2008	-
2009	9,489
2010	32,012
2011	38,871
2012 and after	138,811
	219,183

All debts mentioned above will be paid in one installment at maturity date.

Guarantees:

(a) All debts are guaranteed by personal guarantee from the controlling shareholder as intervening party or co-obligor.

(b) Pledge of mining rights and guarantee ceded by the subsidiary.

(c) Collateral cash, amounting to $67,952, recorded as "restricted cash" in the balance sheet.

(d) Consolidated subsidiaries' debts guaranteed by the Company.

(e) Pledge of equipment

(In thousands of U.S. dollars, unless otherwise stated)

In addition to the debt facilities, the following credit lines are available to the Company:

The Company, through its subsidiaries MMX Amapá and MMX Logística, has a credit line in the amount of $250,000 for a seven-year term and two-year grace period, provided by Banco ABC Brasil S.A. and Banco Itaú BBA, guaranteed by an export contract for the iron ore production of the Company. On February 22, 2007, the agreement of this loan was signed and the Company is preparing the necessary documentation. The loan when approved would be subject to a series of suspense conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees;

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco S.A. ("Unibanco") in the amount of $400,000 for a one hundred and forty four-month term and a six-month grace period. Unibanco will also act as an advisor for the contracting of $968,000 in additional lines, amounting, together with the direct line of Unibanco, to a total $1,518,000. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of $50,000 in the bridge loan category for the initial investments of the project and obtainment of licenses. The Company has already fully used such credit line as of December 31, 2007. The collateral provided consisted of the pledge of the mining rights of process no. 830,286 of DNPM, owned by the subsidiary MMX Minas-Rio; e

On June 6, 2007, the project of MMX Minas-Rio, aimed at the deployment of the infrastructure necessary for the exploration of iron ore mines in the Quadrilátero Ferrífero region of Minas Gerais, as well as the construction of the mining pipeline for transportation of iron ore pulp to the port terminal - Port of Açu, to be deployed in the municipality of São João da Barra, had its qualification for financing by the BNDES, which would occur through financial agents and eventual participation of BNDES to the syndicate of on lending banks. The approval of the qualification does not imply approval of financing, which will depend on compliance with the rules in force at BNDES.

(In thousands of U.S. dollars, unless otherwise stated)

17 Income taxes

Income tax attributable to income from continuing operations were $535, $0, $0 and $0, for the year ended December 31, 2007, 2006 and 2005 and for the accumulated period as from the inception (January 16, 2001) to December 31, 2007 respectively, and differed from the amounts computed by applying the Brazilian Federal income tax rate of 34% (combined rate of federal income tax of 25% and social contribution tax of 9%) to pretax income from continuing operations as a result of the following:

	December 31, 2007	December 31, 2006	December 31, 2005	Inception date (January 16, 2001) to December 31, 2007
Loss before income and social contribution taxes and minority interest	(57,961)	(66,968)	(13,185)	(138,596)
Expected federal income and social contribution taxes benefit at statutory rates - 34%	19,707	22,769	4,482	47,123
Permanent differences:				
Offering costs expensed (deductible) for tax purposes	-	17,687	-	17,687
Share-based compensation	(23,153)	(6,454)	-	(21,587)
Equity pick up	(4,182)	-	-	4,182
Other	187	41	-	(468)
	(7,441)	34,043	4,482	46,937
Valuation allowance allocated to deferred income and social contribution taxes expense	5,928	(34,043)	(4,482)	(45,424)
Income and social contribution taxes for the year	(1,513)	-	-	(1,513)

(In thousands of U.S. dollars, unless otherwise stated)

The tax effects of temporary differences that give rise to significant portions of the deferred income and social contribution taxes assets at December 31, 2007, 2006 and 2005 are presented below:

	December 31, 2007	December 31, 2006
Deferred income and social contribution taxes assets (liabilities):		
Tax loss carryforwards	32,936	17,211
Temporary differences - differences between the Brazilian tax basis and the reporting basis raised from:		
Start-up costs deferred for statutory accounting purposes	40,649	23,219
Discount through a market interest rate on notes payable and the related mining rights acquired	(829)	1,291
Unrealized gain on derivative instruments	-	(3,224)
Capitalization of interest	(4,204)	(1,754)
Provision for asset retirement obligation	-	1,999
Total gross deferred income and social contribution taxes assets, net	68,597	38,525
Less valuation allowance	(68,597)	(38,525)
Net deferred income and social contribution taxes assets	-	-

Tax loss carryforwards may be carried-forward indefinitely against the profits of future periods; however, the offset is limited to 30% of current year taxable income. Total tax loss carryforwards are $96,871, $50,620 and $2,626 for December 31, 2007, 2006 and 2005, respectively. No carry-back of losses is allowed.

The valuation allowance for deferred income and social contribution taxes assets as of December 31, 2007, 2006 and 2005 was $68,597, $38,525 and $4,482, respectively. The net change in the total valuation allowance for the period from inception (January16, 2001) to December 31, 2007, 2006 and 2005 was $68,597, $38,525 and $4,482, respectively.

(In thousands of U.S. dollars, unless otherwise stated)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income and social contribution taxes assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income and social contribution taxes liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred income and social contribution taxes asset, the Company will need to generate future taxable income. Management considers that the subsidiaries will not generate future taxable income in the short-term, as from the start up of its operations, in order to fully or partially recover such tax asset. As a result, a 100% valuation allowance on the deferred income and social contribution taxes asset has been recorded.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted FIN 48 on January 1, 2007. The adoption did not have a material impact on MMX's combined consolidated financial statements.

As on January 1, 2007, and for the twelve-month ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiaries file income tax returns in Brazil. The Brazilian tax returns is open to examination by the respective tax authorities for the years beginning in 2002. The Company records interest related to unrecognized tax benefits in financial expenses and penalties in other operating expenses. As of January 1, 2007, and for the twelve-month ended December 31, 2007, the Company has not accrued interest and penalties related to unrecognized tax benefits.

(In thousands of U.S. dollars, unless otherwise stated)

18 Provision for contingencies

As of December 31, 2007 and 2006, the Company and its direct and indirect subsidiaries are parties to lawsuits and administrative proceedings that are part of the normal course of MMX Group operations, basically involving civil issues. Based on the appraisal of its legal counsel as to the possibility of losses in such cases, subsidiary MMX Metálicos Corumbá has set up a provision for contingencies in the amount of $137 ($321 as of December 31, 2006).

19 Shareholder's equity (deficit)

a. *Capital stock*

At December 31, 2007 and 2006, the capital stock was comprised of 15,230,492 common shares (at December 31, 2006 - 15,215,512), with no par value.

On July 23, 2007, in the Extraordinary General Meeting, a stock split of the common shares issued by the Company was approved, in proportion to two new common shares for each existing common share.

The capital evolution from the inception to December 31, 2007 is as follows:

Capital contributions (all quantities adjusted for all regular and reverse stock splits)	$
On January 16, 2001 (cash - 629,678 common shares - $7,94 per thousand shares)	5
On January 16, 2001 (other than cash - 1,259,358 common shares - $12.7 per thousand shares)	16
On August 10, 2005 (cash - 629,678 common shares - $0.40 per share)	4
On August 25, 2005 (other than cash - 2,518,716 post conversion into common shares - $6.75 per thousand shares)	17
On December 19, 2005 (other than cash - 2,770 common shares - $3,971 per thousand shares)	11
On December 19, 2005 (cash - 2,203,874 common shares - $3,117 per thousand share)	7,002

(In thousands of U.S. dollars, unless otherwise stated)

Capital contributions (all quantities adjusted for all regular and reverse stock splits)	**$**
On March 15, 2006 (956,481,726 common shares - $7.39 per thousand shares)	7,073
Net effect resulted from the holding restructuring occurred on April 18, 2006 (958,863,800 common shares)	254
On July 26, 2006 through an initial public offering, net of the related incurred costs of $52,022 (cash - 2,525,180 common shares - $164.76 per share)	416,051
On August 23, 2006 (cash - 220,576 common shares - $190,827.65 per thousand shares)	42,092
On August 21, 2007 (stock options exercised - 14,980 common shares - $520.16 per share)	7,792
Total	480,317

Company's subsidiaries were contributed to the Company at book value and the related per share amounts of the shares issued related to the cash and other than cash contributions were calculated based on the book value of the Company at the time of contribution, in addition to an incremental value determined by a future profitability study of the Company as agreed upon by the shareholders.

At the Extraordinary Shareholders' Meeting and the Special Preferred Shareholders' Meeting, both held on February 10, 2006, the shareholders decided to convert 40,000 (2,518,714 after all regular and reverse splits) preferred shares of the Company (those contributed on August 25, 2005) into common shares at a ratio of 1 for 1.

On April 12, 2006, the Company's Board of Directors approved a new capital increase in MMX, through the issuance of 17,170 of common shares (1,081,158 common shares post regular and reverse stock splits). As mentioned in Note 1a, this capital increase was paid up by the controlling shareholder of MMX through the contribution to the Company's capital of substantially all the shares representing the capital stock of MMX Corumbá Participações Ltda. and its subsidiaries MMX Corumbá and MMX Metálicos.

(In thousands of U.S. dollars, unless otherwise stated)

On April 28, 2006, in an Extraordinary General Meeting, the shareholders of MMX resolved, unanimously, to exchange 30% of the shares of the subsidiaries MMX Amapá, MMX Minas-Rio and MMX Corumbá for 30% of the shares of the Company held by the foreign investor Centennial. The spin-off was accounted for at the companies' net assets carrying amount as of March 31, 2006.

The net effect of the Company's total quantity of shares resulted from this holding restructuring in 2006 is as follows:

Quantities adjusted for post regular and reverse stock splits	**Quantity of shares**
On April 12 - issuance of shares paid up with the total shares of the investees of MMX Corumbá Participações Ltda. and MMX Metálicos	1,081,158
On April 18 - reversal of the quantity of shares of the companies previously combined, MMX Corumbá Participações Ltda., and its subsidiaries MMX Corumbá and MMX Metálicos subjected to the spin-off	(957,929,986)
On April 28 - cancellation of common shares due to the spin-off of the foreign investor Centennial, which received, in exchange, 30% of the shares of the subsidiaries	(2,014,972)
Net effect of the spin-off	(958,863,800)

b. Capital transaction

The Company had gains on the dilution of its subsidiaries shares issuance, however as they are still in an exploration or development stage, such gains were recorded as a capital transaction in the additional paid-in capital account in the amount of $441,757 ($349,914 of MMX Minas-Rio and $91,843 of LLX Minas-Rio) in accordance with Provisions of SEC Accounting Bulletin 51.

(In thousands of U.S. dollars, unless otherwise stated)

20 Share-based options plans

Equity plan

In order to encourage increased performance by the Company's top executives, on June 30, 2006, the controlling shareholder granted 184,480 call options (368,960 after all regular and reverse splits) for shares of MMX belonging to him, on behalf of 7 Company officers and 20 of the main managers. This granting of options by the Company's controlling shareholder represents a mechanism of remuneration and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. The contribution of the shares by the controller shareholder has been accounted for as capital contribution. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these officers can be exercised in a period varying from immediately to 6 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed with the CVM on July 21, 2006, which forbids the sale of shares for a 3-year period, beginning from the date of the public offering, except if they obtain express authorization of the Company's controlling shareholder.

The price per share in the public offering, of R$203.75 (equivalent to $115), and that can be exercised mainly in the proportion of 20% at each one of the first 5 anniversaries of the public offering.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards, is in-substance, multiple awards.

(In thousands of U.S. dollars, unless otherwise stated)

The stock-based awards had their fair value based on the following assumptions:

	Options granted on March 1, 2007	**Options granted on July 21, 2006**
Expected annual volatility	from 31.37 to 32.85%	from 30.79 to 33.03%
Weighted average volatility	31.91%	31.74%
Expected dividends	0%	0%
Expected remaining option life (in years)	3.72 years	2.81 years
Weighted average risk free rate	12.08% p.a.	15.20% p.a.

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the recent public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

(In thousands of U.S. dollars, unless otherwise stated)

As required by SFAS no. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest. As of December 31, 2007, the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option plans but not yet recognized was $34,453, net of estimated forfeitures. This cost will be amortized on straight-line basis over a weighted average term of 3.17 years and will be adjusted for subsequent changes in estimated forfeitures.

A summary of share option activity under the Plan as of December 31, 2007, the year of its granting, and the changes for the accumulated period as from the inception to December 31, 2007 then ended is presented as follows:

	Options	Weighted-average exercise price ($)	Weighted-average remaining contractual term	Aggregate intrinsic value ($)
Granting on July 21, 2006	737,920	0.19	-	-
Exercises	-	-	-	-
Forfeitures or expirations	-	-	-	-
Outstanding at December 31, 2006	737,920	0.19	3.06	196,832
Granting on March 1, 2007	64,404	0.00	3.98	17,179
Exercises	(249,606)	0.19		(31,125)
Forfeitures or expirations	-	-	-	-
Outstanding at December 31, 2007	552,718	0.11	2.66	293,256
Exercisable at December 31, 2007	53,547	0.11	2.66	28,410
Exercisable at December 31, 2006	194,480	0.19	0.86	51,875

(In thousands of U.S. dollars, unless otherwise stated)

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, the difference between the Company's closing stock price at equivalent to $530.68 on the last trading day of December 31, 2007 and the exercise price of $0.10, times the number of option that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes are based on the fair market value of the Company's common stock. Total intrinsic value of options exercised was $31,125 up to December 31, 2007.

Liability plan

In addition to this remuneration mechanism, the Company, in an Extraordinary General Meeting held on April 28, 2006, approved a company issued share call option program. According to the share call option program, the Board of Directors can grant share call options on behalf of officers, executives and associates of the Company that represent no more than 1% of the shares outstanding. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any share call options in the fiscal year of 2006, other than the share call options granted on behalf of seven of the full members of the Board of Directors and to one advisor of the Board of Directors. All participants already have the mutual understanding of such share option granting. The Company granted 85,600 call options of shares (originally 21400 before all splits occurred in 2007) that have a financial fair value at the granting date of July 21, 2006 amounting to $7,531, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a current average strike price equivalent to $38.80 per share, adjusted by IPCA - inflation index up to the exercising date.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards, is in-substance, multiple awards.

Considering the provisions of SFAS no. 123R, the option price contains an IPCA index which is considered to be an "other condition". As a result, the Company accounts for this option plan as a liability plan.

(In thousands of U.S. dollars, unless otherwise stated)

The fair value of stock-based awards was estimated based on the following assumptions for the year ended December 31, 2007:

Expected annual volatility	From 33.55% to 36.30%
Weighted average volatility	33.57%
Expected dividends	0%
Expected remaining option life (in years)	2.60 years
Weighted average risk free rate	6.88% a.a.
Expected inflation	5.38%

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the recent public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

Inflation - Expected inflation determined based on the information available with Brazilian Central Bank ("BACEN").

(In thousands of U.S. dollars, unless otherwise stated)

The changes in this liability plan were as follows:

	Number of options	Fair value ($)
Granted options at July 21, 2006	85,600	7,531
Changes up to December 31, 2006:		
Changes in the fair value of the plan	-	1,115
Recognition as expense	-	(771)
Balance of unrecognized compensation cost - December 31, 2006 to be recognized in 3.6 years in average	85,600	7,875
Changes during 2007 up to December 31, 2007:		
Changes in the fair value of the plan	-	34,122
Recognition as expense in 2.6 years in average	-	(23,589)
	-	10,533
Balance of unrecognized compensation cost - December 31, 2007 to be recognized in 2.6 years in average	85,600	18,408
Exercise in the year	(14,980)	(7,792)
Exercisable at December 31, 2007	70,620	10,616

The fair value of the recognized compensation cost, in the amount of $24,360 less the exercises already occurred amounting to $7,792, has been classified within stock options in long-term liabilities, and the compensation expense as general and administration expense.

(In thousands of U.S. dollars, unless otherwise stated)

21 Net loss per share

There were no adjustments to net loss in calculating diluted net loss per share. In addition, as the Company had a net loss from continuing operations for the years ended December 31, 2007 and 2006 and accumulated as from inception January 16, 2001, the dilutive effect of the 411,982 stock options for each period were not considered in the diluted per share calculation.

22 Financial income

	December 31, 2007	December 31, 2006	December 31, 2005	Inception date (January 16, 2001) to December 31, 2007
Interest income	69,133	29,405	2,108	100,748
Gain on derivative instruments	157,697	21,169	630	179,496
Foreign exchange gain	54,878	12,705	-	68,492
	281,708	63,279	2,738	348,736

23 Financial expenses

	December 31, 2007	December 31, 2006	December 31, 2005	Inception date (January 16, 2001) to December 31, 2007
Interest expense	(90,584)	(59,081)	(2,442)	(152,895)
Capitalized interest	12,364	-	-	12,364
Foreign exchange loss	-	-	(1,397)	(2,306)
	(78,220)	(59,081)	(3,839)	(142,837)

(In thousands of U.S. dollars, unless otherwise stated)

24 Commitments

At December 31, 2007, the Company and its subsidiaries had commitments with suppliers of goods and services as follows:

			Balance of the contract
Object of service contract	**Date of signing**	**Due date**	**December 31, 2007**
Basic engineering, detailed engineering, supply management and implementation management for the Itabirito processing plant in Amapá	01/09/2006	08/01/2012	97,273
Set up management of the Itabarito processing plant in Pedra Branca do Amapari	06/30/2006	12/31/2007	4,882
Preparation of conceptual and basic design for construction of Açu Port, Technical advisory services on studies for implementation of oreduct and construction of the works na project Açu Port.	07/28/2006	01/01/2008	427,533
Contracts related to the construction of railway	01/01/2006	07/02/2009	18,655
Basic engineering, detailed engineering, supply management and implementation management	04/12/2005	01/26/2009	21,828
Agreements related to construction of Terimal Port in Santana and other projects in Amapa	05/01/2006	06/01/2008	11,462
Legal and geological consultancy and advisory services with DNPM in iron ore mining projects in the state of Minas Gerais	06/02/2006	06/02/2008	2,433
Contracts related to the operation of the of the processing plant of Mine 63	12/08/2005	02/28/2017	322,929

Combined consolidated financial statements

(In thousands of U.S. dollars, unless otherwise stated)

Object of service contract	Date of signing	Due date	Balance of the contract December 31, 2007
Off-road vehicles to Amapa mining complex	08/31/2006	11/23/2008	21,845
Contracts related to supply of the raw material for Corumba System	01/08/2007	05/29/2009	20,648
Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Planto of Amapá.	04/09/2007	06/20/2027	331,069
Others			36,479
			1,317,036

25 Summary of principal differences between Canadian GAAP and US GAAP

These combined consolidated financial statements have been prepared in accordance with US GAAP. Material variations in the accounting principles, practices and methods used in preparing these combined consolidated financial statements from principles, practices and methods accepted by Canadian GAAP are described below.

a. *Description of GAAP differences*

(i) Mineral properties

Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proved and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs.

(In thousands of U.S. dollars, unless otherwise stated)

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. The accounting practice adopted by the Company under Canadian GAAP is to expense exploration costs as incurred.

(ii) Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred.

Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established. The accounting practice adopted by the Company under Canadian GAAP is to expense pre-operating costs as incurred.

(iii) Stock options

U.S. GAAP requires stock option compensation awards that contain other condition, such as inflation, to be recognized as liability awards and remeasured at eacFh reporting period.

Canadian GAAP requires such award to be classified as equity and its compensation cost determined only at the grant date.

b. Reconciliation of the differences between US GAAP and Canadian GAAP

	December 31, 2007	December 31, 2006
ii. Loss for the year		
Loss for the year under US GAAP	(65,446)	(66,968)
Stock option compensation (iii)	4,067	(385)
Loss for the year under Canadian GAAP	61,379	(67,353)
ii. Shareholders' equity		
Shareholders' equity under US GAAP	978,132	421,045
Stock option compensation (iii)	(16,568)	(897)
Shareholders' equity under Canadian GAAP	961,564	420,148

(In thousands of U.S. dollars, unless otherwise stated)

*c. **Canadian GAAP supplementary information:***

(i) Recently issued accounting standards

- **Financial instruments - Disclosure and Presentation**

  In December 2006, the Canadian Institute of Chartered Accountants ("CICA") published the following two sections of the CICA Handbook: Section 3862 Financial Instruments - Disclosures and Section 3863, Financial Instruments-Presentation. These standards introduce disclosure and presentation requirements that will enabled financial statements' users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. This standard will be implemented by the Company on January 1, 2008.

- **Capital Disclosures**

  In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements' users to evaluate the entity's objectives, policies and processes for managing capital. This standard will be implemented by the Company on January 1, 2008.

- **Inventories**

  In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories. The Company is currently assessing the impact of these new recommendations on its financial statements. These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

(In thousands of U.S. dollars, unless otherwise stated)

d. Financial Instruments and Hedging Activities

Effective January 1, 2005, the Company adopted the CICA section 3855, "Financial Instruments - Recognition and Measurement", section 3865, "Hedges", section 1530, "Comprehensive Income" and section 3861, "Financial Instruments - Disclosure and Presentation". As applied to the Company, there are no differences between US GAAP and Canadian GAAP in these areas.

26 Subsequent events

a. Acquisition of Minerminas - Mineradora Minas Gerais Ltda.

On March 3, 2008, AVX, a Company subsidiary, concluded the operation for acquisition of Minerminas - Mineradora Minas Gerais Ltda. ("Minerminas").

In exchange for purchase of the entirety of the shares in Minerminas, AVX will pay a total of $115,625 in 7 consecutive semi-annual installments. The first installment, in the amount of $16,518, has already been settled and the remaining six installments, in the same amount, will be settled in the forthcoming months of July and January, ending in January 2011.

Through its subsidiary AVX the Company is integrating the operations of AVG with those of Minerminas, in order to achieve synergies and efficiency gains.

b. Negotiations between MMX's controlling shareholder and Anglo American

MMX Group's controlling shareholder, Mr. Eike Batista, and a wholly-owned subsidiary of Anglo American plc ("Anglo American") entered into at March 31, 2008 a Share Purchase and Sales Agreement relating to the acquisition by Anglo American (the "Purchase Operation") of the shares owned by Mr. Batista in a new company to be organized and established ("IronX") within the scope of the spin-off of certain assets and liabilities of MMX (the "Restructuring Operation"). As a result of the Restructuring Operation, the portions spun off from MMX are to be transferred in favor of two companies, one of them IronX, the company that is the object of the Purchase Operation, and the other LLX Logística S.A. ("LLX"), with the current share held by MMX in LLX being transferred to the Company's stockholders. MMX will retain the remainder of its assets and liabilities.

(In thousands of U.S. dollars, unless otherwise stated)

When the Restructuring Operation is concluded, IronX will retain the Company's 51% stake in the MMX Minas-Rio System (excluding the 51% stake in LLX Minas-Rio currently held by LLX), as well as the Company's 70% stake in the MMX Amapá System. A wholly-owned subsidiary of Anglo American already currently owns a 49% stake in the MMX Minas-Rio System and in LLX Minas-Rio.

The parties envision that the Restructuring Operation will be a condition precedent for conclusion of the Purchase Operation. The terms of the Purchase Operation are to further include the payment by IronX to MMX of a future economic share due as from 2023 in relation to MMX Amapá and as from 2025 in relation to MMX Minas-Rio, besides other mutual commitments by the parties involved.

Anglo American will pay an amount of approximately $361.12 per share issued by IronX (assuming 1 IronX share for each MMX share in circulation) or a total of $5.5 billion for 100% of the IronX shares.

After the Restructuring Operation and for as long as Mr. Batista remains as its controlling stockholder, MMX will continue to be the exclusive vehicle for this gentleman in mining projects in general and LLX his vehicle for ports and logistic infrastructure projects. As part of the Restructuring Operation, MMX will also have the option to retain a 50% share in the first pellet plant to be built at Açu Port.

As a consequence of the Restructuring Operation, if approved, IronX and LLX will be listed on the "New Market" segment of the São Paulo Stock Exchange (BOVESPA) and the MMX stockholders will have the right to held stakes in each one of the three companies involved in the restructuring, receiving a new share issued by IronX and LLX for each MMX-issued share held. Moreover, each GDR of MMX will represent 1/20ths of a share of MMX, LLX and IronX.

Consummation of the Restructuring Operation and the Purchase Operation is subject to certain conditions, including approval by the Boards of Directors of Anglo American and MMX, such regulatory approvals as may be required and negotiation and signature of the respective definitive agreements. Furthermore, in order to make the Restructuring Operation effective, IronX, LLX and MMX will have to obtain the appropriate approvals from their shareholders at meetings called in the manner prescribed by the Brazilian Corporation Law (No. 6404/76) and the norms of the CVM.

(In thousands of U.S. dollars, unless otherwise stated)

After consummation of the Purchase Operation, Anglo American will carry out an initial public offering for acquisition of the shares from IronX's minority shareholders for the same price offered to Mr. Batista, according to Brazilian legislation in effect and, in particular, in conformity with the New Market Regulations

c. ***MMX Metálicos Corumbá receives operating license for blast furnace 2 and begins commercial operation***

MMX Metálicos Corumbá, a subsidiary in which MMX retains 99.9% of the shares of the capital stock, was granted Operating License No. 476/2007 to begin the industrial activities of Blast Furnace No. 2 at the Pig Iron Production Mill located in the city of Corumbá, State of Mato Grosso do Sul. Such license was granted by that state's Environmental Institute - ("IMASUL"), which is linked to the State Secretary for the Environment, Cities, Planning, Science & Technology - ("SEMAC").

Accordingly, on January 3, 2008, MMX Metálicos Corumbá began commercial operations at the blast furnace covered by such authorization.

d. ***Deposits in court for the Minas-Rio System***

The Company's subsidiaries MMX Minas-Rio and LLX Minas-Rio have questioned the requirement to pay federal income taxes (IRPJ and CSLL) on financial gains accrued during their pre-operating phase. The suits were filed on January 29, 2008 and on January 31, 2008 deposits were made in court in the respective total amounts of $84,776 and $9,260. At present, the Company is awaiting decisions at the lower court level in the Federal Courts of Rio de Janeiro.

e. ***Subscription of shares by the Ontario Teachers' Pension Plan Board ("OTPP")***

On January 17, 2008 the OTPP injected capital in LLX Logística in the amount of $185,000, pursuant to a contract signed for subscription by that Canadian pension fund of 15% of the shares in the Company's logistics subsidiary LLX Logística.

(In thousands of U.S. dollars, unless otherwise stated)

f. Stock split

At the Annual General Meeting set for April 7, 2008, Company stockholders will decide on a stock split involving the shares issued by MMX, whereby each existing share will thereafter be represented by 20 shares. If the proposal is approved, the Company's stockholders will be entitled to receive the split shares based on the ownership structure as of the meeting date. The shares issued as a result of the split will vest the same rights and prerogatives as the existing shares.

g. Adaptation to the Law 11,638/2007

Law 11,638/07 was enacted on December 28, 2007, and amends and repeals provisions of Laws 6,404 and 6,385, which governed financial statements preparation for Brazilian companies, in order to adjust accounting practices adopted in Brazil to the international financial reporting standards (IFRS), affecting the Company's net income and shareholders' equity, which are basis for dividend and interest on equity payment.

The Company is currently evaluating the potential impacts of this law.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration or development stage companies)

Combined consolidated financial statements

(In thousands of U.S. dollars, unless otherwise stated)

RECEIVED

2008 APR 21 A 7:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 11, 2008

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Technical Report – Minas-Rio filed with Brazilian SEC on March 12, 2008 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMX Mineração e Metálicos S.A.

NI 43-101 Technical Report
Minas-Rio Iron Project

Minas Gerais State, Brazil

Prepared for:

Mineração e Metálicos S.A.
Praia do Flamengo 154/4°
Rio de Janeiro Brasil 22210-030

Prepared by:

SRK Consulting
Engineers and Scientists

7175 W. Jefferson Ave.
Suite 3000
Lakewood, CO 80235

Project Reference No:
163703.04

Effective Date: November 30, 2007
Report Date: February 12, 2008

Contributors:
Leah Mach CPG, MSc
Dr. Neal Rigby CEng, MIMMM, PhD
Dr. Bart Stryhas CPG, PhD.
S E E Johansson, MSAIMM
George Borinski

Project Consultants

Endorsed by QP's:
Leah Mach CPG, MSc
Dr. Neal Rigby CEng, MIMMM, PhD
Dr. Bart Stryhas CPG, PhD
S E E Johansson, MSAIMM

Qualified Persons

Executive Summary (Item 3)

SRK Consulting (US), Inc., (SRK) was commissioned by MMX Mineração e Metálicos S.A. (MMX) to prepare a Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101) compliant Technical Report for the Minas-Rio Project (Minas-Rio or the Project) located in Minas Gerais State, Brazil. The Project is 51% owned by MMX and 49% owned by Anglo American plc (Anglo American). MMX and Anglo American announced on January 17, 2008, that the companies had entered a period of exclusive discussions whereby Anglo American would acquire the remaining 49% of the Minas-Rio Project.

The Project consists of four separate mineral properties located in two separate geographic areas as listed below:

- Serra do Espinhaço area;
    - Serra do Sapo,
    - Itapanhoacanga, and
    - Serro.
- João Monlevade.

The project will also include a port at Porto do Açu in Rio de Janeiro state, and a slurry pipeline between the project and the port. The pipeline will pass through the states of Minas Gerais and Rio de Janeiro.

SRK completed a report on the Minas-Rio Project in April 2007, titled MMX Minera ção e Metálicos S.A. NI 43-101 Technical Report Minas-Rio Project (2007 Technical Report).

Property Description and Accessibility

The Minas-Rio Project is located approximately 160km northeast of Belo Horizonte, and approximately 500km north of Rio de Janeiro. The exploration properties include 21 mineral claims totaling approximately 14,882ha within Minas Gerais State and an additional 2 applications for exploration permits, totaling 22.42ha. The João Monlevade area is located near the city of João Monlevade in the eastern part of the Iron Quadrangle. The Serra do Sapo, Itapanhoacanga, and Serro properties are collectively referred to as Serra do Espinhaço, and from north to south, are Serro, near the city of Serro, Itapanhoacanga, near the city of Alvorada de Minas and Serra do Sapo, near the city of Conceição do Mato Dentro.

João Monlevade is located about 93km from Belo Horizonte by good paved highways. The Serra do Espinhaço properties are accessed from Belo Horizonte by paved highways and good unpaved roads.

History

MMX acquired the João Monlevade property in 2004. It is located in the Iron Quadrangle of Brazil which has been an iron producer for more than a hundred years. The property has had several owners over that period.

The Céu Aberto area of the Serro claim area was owned and explored in the past by Rio Tinto Zinc (RTZ) and by Companhia Vale do Rio Doce (CVRD). CVRD also possessed the mining rights of Itapanhoacanga and Serra do Sapo until forfeiting them in 2004. Thereafter, several private individuals held the claims for brief periods of time. MMX acquired the mining rights from José Marcillo Nunes for Itapanhoacanga in February of 2006 and Serra do Sapo in June 2006.

Early mapping was completed in the area in a joint project between the Departamento Nacional da Produção Mineral of Brazil (DNPM) and the US Geological Survey (USGS).

Geology

The regional geologic setting consists of highly deformed Precambrian metasedimentary and metavolcanic rocks intruded by granitic, mafic and ultramafic rocks. Within the Iron Quadrangle, the Precambrian sedimentary rocks can be divided into three series. From oldest to youngest they include the Rio das Velhas Series, the Minas Series, and the Itacolomi series. Each series is unconformably overlain by the next (Dorr 1969). In the João Monlevade area, the dominant regional structures are northeast-trending folds and thrust faults, cut by northwest-trending normal faults.

The Serra do Espinhaço, a term introduced by Eschwege (1822), represents the most extensive, continuous orogenic, Precambrian belt in Brazil. It extends for 1,200km in a north-south direction from the region of Belo Horizonte north to the border between Bahia and the states of Pernambuco and Piauí. The Serra do Espinhaço area is underlain by rocks of the Serro Group, part of the Espinhaço Supergroup. The Serro group includes supracrustal rocks with tectonic fragments of the crystalline basement. These units represent lithofacies of a passive continental margin, stacked tectonically during the Espinhaço Orogenesis

The Serra do Espinhaço Meridional orogenic belt is defined by north-south trending folds, with ductile thrust faults which have accommodated an east-west shortening. This deformation is responsible for the duplication, absence, and frequent stratigraphic inversions of certain units.

The Minas-Rio mineralization targets are Achaean age banded iron formations (BIF). These formed about two billion years ago and measure hundreds of meters in thickness and up to thousands of square kilometers in extent.

Iron ore deposits in the Iron Quadrangle and the Serra do Esphinaço are composed predominantly of hematite and fine-grained quartz, locally known as itabirite. Extreme conditions of lateritic weathering have produced canga caps, which are rich in iron and nearly devoid of silica. Below the canga caps, itabirites composed of hematite-magnetite with enriched iron grades occur. These itabirites are typically classified by the degree of leaching. Three common varieties are friable itabirite, semi-compact itabirite and compact itabirites, each of these signifying a decrease in leaching.

Itabirite ores require dressing to liberate the hematite from the quartz and are very amenable to treatment. Consequently, itabirites and powdery hematite are processed into iron ore concentrates, or iron ore fines. Ore fines are preferably sold as sinter feed, but ores that contain a significant fraction of particles smaller than 1mm cannot be fed directly into the sintering machine. These finer ores are sold as feed for pelletizing plants, or pellet feed.

Resources and Reserves

The resource estimations for Serra do Sapo, Itapanhoacanga, and Serro were conducted by MMX through its contracted consultant Prominas Projetos e Serviços de Mineração LTDA (Prominas) using MineSight software. SRK audited the resources using Vulcan software. The resource estimate at João Monlevade was undertaken by SRK using Vulcan software and is the same resource estimate as reported in the 2007 NI 43-101 Technical Report on Minas-Rio as no additional drilling has been conducted on that property.

The Serra do Sapo, Itapanhoacanga, and Serro resources were estimated with ordinary kriging, matching composite lithology codes to block lithology codes. Two drillholes were required for block estimation, with a minimum of 6 and a maximum of 24 composites, with a maximum of 4 per drillhole.

The resources were classified as indicated or inferred based on a three-step procedure:

- First, a polygon was drawn around all the drillholes and then offset outward by 150m. Blocks within that polygon could be classified as inferred, and blocks outside were excluded from the resource statement;
- Second, a polygon was drawn around the drillholes lying on a 200m x 200m grid and was then offset outward by 150m. Blocks within that polygon, and which had the closest composite within 350m at Serra do Sapo and 250m at Itapanhoacanga and Serro, could be classified as indicated; and
- Third, a floating cone was run on the block model and only blocks within this conceptual pit could be included in the resource.

SRK validated the models by:

- Visually comparing the block grades to the drillholes by section and by horizontal plan.
- Comparing assay, composite, and block model average grades;
- Re-estimating the resource using the same parameters as MMX and also using an inverse distance squared (ID2) routine. The tonnage so determined was within 5% of MMX's results, which is considered a good comparison, and the grade was nearly identical; and
- Constructing swath plot east-west sections.

SRK considers the resource estimations to have been conducted according to industry best practices.

The resource at João Monlevade was estimated by constructing a grade shell and then estimating grade inside the shell with an inverse distance squared algorithm and a minimum of 1 and a maximum of 9 composites. The entire resource was classified as inferred due to uncertainty about the specific gravity.

The resources at Serra do Sapo, Itapanhoacanga, and Serro are given in Table 1. Friable itabirite includes friable and semi-compact itabirite, hard hematite, canga, mineralized soil, and ferruginous quartzite. Table 4 lists resources at João Monlevade with undifferentiated rock types. All tonnes are reported on a wet basis and the moisture content is estimated to be 7%.

Table 1: Serra do Sapo, Itapanhoacanga and Serro Resource Statement*

Resource	Grade	Type	Cut-off	Deposit	Mt*	Fe%	SiO_2%	Al_2O_3%	P%	Mn%	LOI%
Indicated	High	Friable Itabirite	33.0	Serra do Sapo	222	41.0	37.0	2.2	0.05	0.12	1.4
			33.0	Itapanhoacanga	83	40.3	40.4	1.4	0.03	0.06	0.8
			33.0	Serro	21	38.6	39.6	2.8	0.03	0.16	1.0
		Hard Itabirite	33.0	Serra do Sapo	171	34.8	49.2	0.7	0.05	0.09	0.2
			33.0	Itapanhoacanga	-	0.0	0.0	0.0	0.00	0.00	0.0
			33.0	Serro	3	34.8	45.9	1.8	0.11	0.07	0.6
		Total of High Grade			501	38.6	41.9	1.6	0.05	0.10	0.9
	Low	Friable Itabirite	20.0	Serra do Sapo	125	29.9	53.9	1.7	0.04	0.18	0.8
			20.0	Itapanhoacanga	7	31.8	53.7	1.0	0.03	0.07	0.5
			20.0	Serro	25	28.9	52.3	2.7	0.04	0.30	1.1
		Hard Itabirite	20.0	Serra do Sapo	752	29.6	56.1	0.8	0.06	0.10	0.3
			20.0	Itapanhoacanga	-	0.0	0.0	0.0	0.00	0.00	0.0
			20.0	Serro	76	29.3	54.6	1.3	0.06	0.07	0.6
		Total of Low Grade			984	29.6	55.6	1.0	0.05	0.12	0.4
	Total Indicated				**1,485**	**32.6**	**51.0**	**1.2**	**0.05**	**0.11**	**0.6**
Resource	**Grade**	**Type**	**Cut-off**	**Deposit**	**Mt***	**Fe%**	**SiO_2%**	**Al_2O_3%**	**P%**	**Mn%**	**LOI%**
Inferred	High	Friable Itabirite	33.0	Serra do Sapo	313	39.5	40.6	1.5	0.03	0.09	0.8
			33.0	Itapanhoacanga	284	40.4	38.8	1.6	0.04	0.24	0.9
			33.0	Serro	17	39.7	38.3	2.7	0.03	0.09	1.2
		Hard Itabirite	33.0	Serra do Sapo	141	34.2	49.8	0.6	0.04	0.09	0.3
			33.0	Itapanhoacanga	32	34.2	48.3	1.1	0.01	0.10	0.9
			33.0	Serro	39	36.4	43.2	2.1	0.07	0.04	0.6
		Total of High Grade			**825**	**38.6**	**41.9**	**1.4**	**0.03**	**0.14**	**0.7**
	Low	Friable Itabirite	20.0	Serra do Sapo	102	29.8	53.9	1.8	0.04	0.21	0.9
			20.0	Itapanhoacanga	78	29.1	53.7	2.1	0.04	0.24	1.1
			20.0	Serro	37	23.7	56.6	3.7	0.06	0.25	2.1
		Hard Itabirite	20.0	Serra do Sapo	892	29.8	55.9	0.7	0.05	0.08	0.2
			20.0	Itapanhoacanga	19	31.4	51.7	1.1	0.01	0.15	1.2
			20.0	Serro	220	29.7	54.0	1.4	0.07	0.06	0.4
		Total of Low Grade			1,347	29.6	55.2	1.1	0.05	0.10	0.4
	Total Inferred				**2,172**	**33.8**	**49.0**	**1.2**	**0.05**	**0.13**	**0.6**

*Tonnes are reported on a wet basis;moisture content is estimated to be 7%.

Table 2: João Monlevade Resource Statement*

Cut-off	t(000's)	Fe %	SiO_2 %	Al_2O_3 %	P %	Mn %	LOI
30	133.3	46.8	29.0	1.3	0.08	0.4	1.77

*Tonnes are reported on a wet basis.

Mining

MMX anticipates that mining will start in the Serra do Espinhaço area where open pit methods are well suited to the near surface, east dipping iron formation. Mine plans will be optimized during the feasibility process with the benefit of further geotechnical investigations. Mining will consist of drilling and blasting, excavation, loading, blending, and haulage to a beneficiation plant.

The concentrate slurry pipeline will transport concentrate from the process plant to be located near Conceição do Mato Dentro in the state of Minas Gerais to a port facility which will be constructed at Barra do Açu near Campos in the state of Rio de Janeiro. The ore will be crushed, ground and cleaned to produce concentrate, which will be transported via a 553km, 24in diameter pipeline. The pipeline system is designed to transport 24.5 million dry metric tonnes per year (dMt/yr) of iron concentrate.

MMX will construct the Porto do Açu in the state of Rio de Janeiro in the coastal region of North Fluminense between the lighthouse of São Tomé and the mouth of the Paraíba do Sul River. The specifications for the port facility are as follows:

- Exportation of 24.5dMt iron product annually in the form of pellet-feed;
- Maximum projected capacity of ships to be loaded at the Port of 250kt with ships of 19.10m draught, length of 335m and beam of 55m; and
- Average ship capacity of 180kt.

The facilities of Porto do Açu will have two separate areas: the maritime structures and the retroport.

Metallurgy and Processing

A beneficiation plant will be constructed to be fed with material from the Serra do Espinhaço area. The anticipated average mass recovery of the plant feed is projected to be 47%. The annual production is projected at 25Mt/yr of pellet feed from 56Mt of RoM ore. The process flowsheet for processing itabirite will comprise the following operations:

- Primary crushing to -250mm;
- Primary screening and Secondary / Tertiary crushing to -25mm;
- Roller Pressing to 0.3mm;
- Primary grinding to 90μm;
- Classification and desliming;
- Secondary grinding to 65 μm;
- Flotation in cells;
- Regrinding to 39 μm;
- Thickening;
- Reagent plant;

- Transportation by pipeline; and
- Filtering at a dewatering plant to be located at the port.

Environmental

The environmental assessment and licensing process will involve essentially three parallel steps:

- Environmental assessment and license application for the mine, beneficiation plant, tailings dam and associated infrastructure in Minas Gerais;
- Environmental assessment and license application for the concentrate slurry pipeline and associated infrastructure in both the states of Minas Gerais and Rio de Janeiro; and
- Environmental assessment and license application for the dewatering facility, pelletizing plant and port facility and associated infrastructure at Porto do Açu in the state of Rio de Janeiro.

Preliminary Licenses have been received by MMX for the port and the pipeline. The application for the Preliminary License for the proposed mines has been submitted to FEAM and is under review. The Installation License for the port facility has been received by MMX.

Recommendations

The Minas-Rio Project is an advanced iron project with an indicated resource of 1.5Bt and an inferred resource of 2.3Bt. MMX is in the process of converting resources to reserves for the project through the steps of pit optimization, mine planning and scheduling, and technical economic analysis.

SRK recommends the following on-going work prior to Project development:

- Continue grid and infill drilling at Serro, Serra do Sapo, and Itapanhoacanga. The MMX budget for continued exploration on a 200m grid and for an infill drilling program is shown in Table 3;

Table 3: MMX 2008-2009 Drilling Budget

Year	Exploration		Infill		Total	
	Meters	Cost US$M	Meters	Cost US$M	Meters	Cost US$M
2008	47,200	19.8	20,400	10.5	67,600	30.3
2009			36,262	15.2	36,262	15.2
Total	**47,200**	**19.8**	**56,662**	**25.7**	**103,862**	**45.5**

- Establish a laboratory QA/QC program with standards, duplicates, and check assays;
- Continue the metallurgical testwork on compact and low grade itabirite; and
- Establish reserves for the project through a pre-feasibility and, or feasibility study.

Table of Contents

List of Tables

List of Figures

List of Appendices

1 Introduction and Terms of Reference (Item 4)

SRK Consulting (US), Inc., (SRK) was commissioned by MMX Mineração e Metálicos S.A. (MMX) to prepare a Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101) compliant Technical Report for the Minas-Rio Project (Minas-Rio or the Project) located in Minas Gerais State, Brazil. The Project is 51% owned by MMX and 49% owned by Anglo American plc (Anglo American). MMX and Anglo American announced on January 17, 2008, that the companies had entered a period of exclusive discussions whereby Anglo American would acquire the remaining 49% of the Minas-Rio Project.

The Project consists of four separate mineral properties located in two separate geographic areas as listed below:

- Serra do Espinhaço area;
    - Serra do Sapo,
    - Itapanhoacanga, and
    - Serro.
- João Monlevade.

The project will also include a port at Porto do Açu in Rio de Janeiro state, and a slurry pipeline between the project and the port. The pipeline will pass through the states of Minas Gerais and Rio de Janeiro.

This report is prepared using the industry accepted Canadian Institute of Mining, Metallurgy and Petroleum (CIM) "Best Practices and Reporting Guidelines" for disclosing mineral exploration and resource information, the Canadian Securities Administrators revised regulations in NI 43-101 (Standards of Disclosure For Mineral Projects) and Companion Policy 43-101CP, and CIM Definition Standards for Mineral Resources and Mineral Reserves (December 11, 2005).

SRK prepared a NI 43-101 Report, MMX Mineração e Metálicos S.A. NI 43-101 Technical Report Minas-Rio Iron Project, in May 2007 (2007 Technical Report). Additional drilling, permitting, and planning have taken place since then and this information is included in this report.

Certain definitions used in this executive summary are defined in the body of this Technical Report.

1.1 Terms of Reference and Purpose of the Report

This Technical Report is intended to be used by MMX to further the development of the Minas-Rio Project by presenting mineral resource estimates, classification of resources in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification system and evaluation of the properties.

MMX may also use this Technical Report for any lawful purpose to which it is suited. This Technical Report has been prepared in general accordance with the guidelines provided in NI 43-101 Standards of Disclosure for Mineral Projects.

Site visits were made to the Properties by Leah Mach on March 31, April 14, and September 29 and 30, 2007. Dr. Neal Rigby visited the project on January 5, 2006. Sten Johansson visited

Fundação Gorceix and discussed metallurgical testwork on September 30 and October 1. George Borinski made an additional site visit on November 13, 2007. Dr. Neal Rigby, Leah Mach, Dr. Bart Stryhas and Sten Johansson are Qualified Persons for this report.

1.2 Sources of Information

The underlying technical information upon which this Technical Report is based represents a compilation of work performed by several independent consulting firms.

The studies and additional references for this Technical Report are listed in Section 21. SRK has reviewed the project data and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

The authors reviewed data provided by MMX including hard copy and digital files located in the offices of MMX in Brazil. Discussions on the project geology and resource estimation processes were conducted with MMX's technical team. The drillhole assay database was prepared by MMX and verified by SRK.

1.3 Effective Date

The effective date of this Technical Report is November 30, 2007.

1.4 Reliance on Other Experts (Item 5)

SRK's opinion contained herein is based on information provided to SRK by MMX throughout the course of SRK's investigations as described in Section 1.2, which in turn reflect various technical and economic conditions at the time of writing.

SRK reviewed certain materials pertaining to a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mineral exploration licenses and operating licenses. However, SRK did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by SRK on this subject.

SRK is of the opinion that the information concerning the properties presented in this report adequately describes the properties in all material respects.

The authors are not qualified persons with respect to environmental laws in Brazil, regarding issues addressed in Section 2.5 of this report – Environmental Liabilities. The following consultant companies have addressed these issues:

- Sênior Engenharia Rua General Dionísio Cerqueira, 147 – Gutierrez 30.430-140 – Belo Horizonte;
- Brandt Consultoria e projetos ambientais Monitoramento e laboratório de análises ambientais Tecnologia da informação ambiental Alameda do Ingá, 89 - Vale do Sereno 34 000 000 - Nova Lima – MG Brazil;
- Integratio Alameda do Ingá, 89 Vale do Sereno – Nova Lima 34.000-000 – Minas Gerais –Brazil;
- YKS Avenida Raja Gabaglia, 2680 cj. 501 30.350-540 – Belo Horizonte – MG Brazil; and
- Azevedo Sette Advogados Rua Paraíba, 1000, térreo 30130-141 - Belo Horizonte - MG - Brasil Brazil.

1.5 Material Litigation

SRK has been advised by MMX that there are certain litigations concerning the Minas-Rio properties. SRK does not consider them material to this report.

1.6 Qualifications of Consultant (SRK)

The SRK Group comprises of 750 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated record of accomplishment in undertaking independent assessments of mineral resources and mineral reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

This report has been prepared based on a technical and economic review by a team of consultants sourced principally from the SRK Group's Denver, US office. These consultants are specialists in the fields of geology exploration, mineral resource and mineral reserve estimation and classification, open pit mining, mineral processing and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in MMX or in the assets of MMX. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this Technical Report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions. Dr. Neal Rigby and Leah Mach are the Qualified Persons responsible for the overall preparation of this Technical Report. Dr. Bart Stryhas is the Qualified Person responsible for Section 15.4 of this Technical Report and Sten Johansson is the Qualified Person responsible for Section 14 of this Technical Report.

The key Project personnel contributing to this report are listed in Table 1.6.1. Certificates of Author forms are provided in Appendix A.

Table 1.6.1: Key SRK Project Personnel

Name	Discipline
Leah Mach	Geology, resources
Dr. Bart Stryhas	Geology, resources
S E E Johansson	Processing
George Borinski	Environmental, Processing
Dr. Neal Rigby	Project Director and Internal QA

2 Property Description and Location (Item 6)

2.1 Property Locations

The Minas-Rio Project is located approximately 160km northeast of Belo Horizonte, and approximately 500km north of Rio de Janeiro. The properties include 21 mineral claims totaling approximately 14,882ha within Minas Gerais State and an additional 2 applications for exploration permits, totaling 13.42ha (Figure 2-1). The João Monlevade area is located near the city of João Monlevade in the eastern part of the Iron Quadrangle. João Monlevade is located at 19° 14'59.5"S and 43° 5'53.0"W. The Serra do Sapo, Itapanhoacanga, and Serro properties are collectively referred to as Serra do Espinhaço, and from north to south, are Serro, near the city of Serro, Itapanhoacanga, near the city of Alvorada de Minas and Serra do Sapo, near the city of Conceição do Mato Dentro. These three properties lie on the eastern side of the southern section of Serra do Espinhaço (Figure 2-2). All three lie between 20°00'S and 20°30'S and between 44°00'W and 44°30'W.

2.2 Mineral Titles

Mining rights in Brazil are governed by the Mining Code Decree 227, February 27, 1967 and further rules enacted by Brazil's National Department of Mineral Production (DNPM), which is the governmental agency controlling mining activities throughout the country. Each application for exploration or exploitation permit is represented by a mineral claim submitted to DNPM. At this time, MMX and its related parties hold 23 different mineral claims in the project area which have been submitted to DNPM for examination and approval. Table 2.2.1 shows the overall status of each existing mineral claim before DNPM. The validity dates are the dates when reports are to be submitted to the DNPM.

Surface rights at João Monlevade are held by Belgo-Mineira (Belgo) through its subsidiary Cia Agricola Santa Barbara (CAF) and a number of private individuals. Belgo is currently using a portion of the area for storage of reject material from its steel plant. The subsidiary CAF is primarily engaged in reforestation projects. It is SRK's understanding that no surface rights have been negotiated for these properties.

Surface rights for the Serra do Espinhaço properties are held by various owners of the farms, which are located there. MMX has concluded successful negotiations with some of the owners and is currently in negotiation with others for the surface rights.

Exploration work for mineral claims # 831.325/89, 832.447/00 and 832.666/01 is currently finished and the respective reports are before DNPM for examination and approval. The exploration work and final report for mineral claim # 830.525/99 has been approved by DNPM.

Table 2.2.1: MMX Mine Land Tenure Agreements

Claim	Holder	Location*	Mineral(s)	Area (ha)	Title	Validity Term
005.130/56	MMX Minas-Rio Mineração e Logística Ltda	Serro	Iron	249.21	Mining Concession	Not Applicable
831.325/89	MPC-Mineração Pesquisa e Comércio Ltda	João Monlevade	Iron	478.93	Exploration Permit	09.16.01
830.525/99	MPC-Mineração Pesquisa e Comércio Ltda	João Monlevade	Iron	602.21	Application for Mining	Not Applicable
832.447/00	MPC-Mineração Pesquisa e Comércio Ltda	João Monlevade	Iron	80.16	Exploration Permit	05.14.05
832.978/02	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Chromium	641.08	Exploration Permit	11.28.08
832.979/02	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Chromium	619.27	Exploration Permit	11.28.08
830.286/04	MMX Minas-Rio Mineração e Logística Ltda	Itapanhoacanga	Gold	872.50	Exploration Permit	05.18.07
830.359/04	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Gold	1,538.79	Exploration Permit	05.05.07
831.515/04	MMX Minas-Rio Mineração e Logística Ltda	Serro	Iron	138.64	Exploration Permit	05.24.07
831.516/04	MMX Minas-Rio Mineração e Logística Ltda	Serro	Iron	616.79	Exploration Permit	07.12.07
831.517/04	MMX Minas-Rio Mineração e Logística Ltda	Serro	Iron	558.28	Exploration Permit	09.17.07
832.701/04	Antônio Pinto de Almeida Netto	Itapanhoacanga	Gold	802.19	Exploration Permit	10.14.07
830.367/05	MMX Minas-Rio Mineração e Logística Ltda	Serro	Iron	1,108.16	Exploration Permit	04.28.08
831.617/05	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Manganese	1,439.52	Exploration Permit	09.20.08
832.666/05	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Quartzite	3.21	Exploration Permit	03.22.09
832.809/05	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Quartzite	56.00	Exploration Permit	03.16.09
830.225/06	MPC-Mineração Pesquisa e Comércio Ltda	Itapanhoacanga	Iron	1,699.02	Exploration Permit	02.27.10
830.226/06	MPC-Mineração Pesquisa e Comércio Ltda	Itapanhoacanga	Iron	628.80	Exploration Permit	01.25.10
830.422/06	MPC-Mineração Pesquisa e Comércio Ltda	Itapanhoacanga	Iron	1,470.72	Exploration Permit	01.25.10
831.185/06	MPC-Mineração Pesquisa e Comércio Ltda	Serra do Sapo	Iron	900.00	Application for Exploration	Not Applicable
831.283/07	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Iron	378.7	Exploration Permit	Not Applicable
831.670/07	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Iron	2.2	Application for Exploration	Not Applicable
831.671/07	MMX Minas-Rio Mineração e Logística Ltda	Serra do Sapo	Iron	11.22	Application for Exploration	Not Applicable

*City or District
**This mineral right is registered in DNPM in the name of another owner, and will not be changed to MMX. EBX is 100% owned by MMX.

2.2.1 MMX's Mining Rights Assignment Agreements

Brazilian mining legislation determines that a mining right (Exploration Authorization or Development Concession) may be, totally or partially, assigned or transferred by its owner, with DNPM's approval. The administrative process for the assignment or transfer of Exploration Authorizations and Development Concessions are similar, even though there are specific conditions for each process. In both cases, the interested party shall file a specific administrative process before the DNPM, according to the provisions set forth in the Ordinance # 119, July 14, 2006, enacted by DNPM.

MMX has entered into nine Mining Rights Assignment Agreements with nine different titleholders. Upon execution of those agreements, the mining rights are transferred to MMX along with the right to explore the areas where the mineral deposits are located for a specific period of time. The transference of the mining rights at the Agreement execution is subject to a resolution by the DNPM. After MMX has explored the area and based on their findings, MMX shall at its own discretion exercise the right to definitively acquire the mining rights.

2.3 Location of Mineralization

SRK reviewed correspondence, pertinent maps and agreements to assess the validity of land tenure and ownership of the mining rights for the properties held by MMX. The locations of the mineral permits are shown in Figures 2-2 through 2-6.

2.3.1 Legal Surveys

Mineral concessions in Brazil are essentially paper filings without the need to physically place monuments or concession corners on the ground. The descriptions of the concessions are filed with corners described in the Geographical Coordinate System with the South American Provisional 1956 datum.

The land surveys for areas related to environmental permits and land negotiations were made using professional surveyors and differential GPS. This work was conducted in Universal Transverse Mercator (UTM) Zone K23SW using SAD-69.

2.4 Royalty Agreements and Encumbrances

The mining rights regarding the mineral claim # 830.286/04 are the object of pledge agreements executed between MMX and União de Bancos Brasileiros S/A (Unibanco). All the agreements have been duly registered before the Public Notary and DNPM.

The Project is 51% owned by MMX and 49% owned by Anglo American plc (Anglo American). MMX and Anglo American announced on January 17, 2008, that the companies had entered a period of exclusive discussions whereby Anglo American would acquire the remaining 49% of the Minas-Rio Project. The terms of the Acquisition Transaction will also include the payment by Newco to MMX of an ongoing royalty, commencing in 2025 for MMX Minas-Rio, as well as other mutual commitments by the parties.

2.5 Environmental Liabilities

SRK noted the presence of a large slag dump located in the area of the eastern limb of the Tanque syncline at João Monlevade. Mining this portion of the resource may require moving this slag dump. MMX has informed SRK that all environmental liabilities associated with this slag dump are the responsibility of its producer, Belgo. To date, no other environmental liabilities related to the properties have been identified.

2.6 Permits

2.6.1 Exploration Permit

Brazilian mining legislation dictates that the holder of an Exploration Permit will pay annual taxes to DNPM based on the number of hectares held under the permit, pay all expenses related to DNPM site inspections of the permit area, and will submit an exploration work report to the DNPM prior to the expiration date of the permit. The detailed requirements are listed in Table 2.6.1.1.

Table 2.6.1.1: Requirements of Brazilian Exploration Permit Holders

Rule	Description	Applicable Law Provision
Payment of DNPM's Annual Tax	The mining right holder shall pay to DNPM the Annual Tax per Hectare (TAH) until the end of the exploration work. TAH is charged in the amount of: (i) R$1.55 per hectare, during the effective period of authorization in the original term and (ii) R$2 per hectare, if the authorization term had been already extended. In case of default, DNPM shall impose penalties. If the penalties are not duly paid, DNPM may cancel the Exploration Permit.	Mining Code, article 20.
Payment of DNPM'S Expenses for Related Inspections	The mining right holder shall be responsible for expenses incurred by DNPM with inspections in the exploration area.	Mining Code, article 26, forth paragraph.
Exploration Work Report	Before the authorization's expiration date, the mining right holder shall submit to DNPM the required exploration work report.	Mining Code, article 22, V.

Compliance with the obligations mentioned above is essential for the mining right holder to keep its mineral claims in good standing, according to the applicable laws.

The holder of an Exploitation Permit shall also comply with specific rules set forth by Brazil's mining legislation. These include a tax called the Compensation for the Exploitation of Mineral Resources (CFEM), which is levied on the sale of raw or improved minerals. This tax is based on the type of commodity. The holder of the permit will also financially compensate the entity entitled to the surface rights and provide DNPM with an annual report describing production during the preceding year. This report must be received by March 15th of each year. The detailed requirements are listed in Table 2.6.1.2.

Table 2.6.1.2: Requirements of Brazilian Mining Operations

Rule	Description	Applicable Law Provision
Payment of CFEM Tax	The exploiter shall pay a tax called Financial Compensation for the Exploitation of Mineral Resources (CFEM), levied on the sale of raw or improved mineral, at a rate of: (i) 3% (three per cent) for manganese, potassium, rock salt and aluminum ore; (ii) 2% (two per cent) for iron, fertilizers, coal and other mineral substances; (iii) 1% (one per cent) for gold; and (iv) 0.2% (zero point two per cent) for precious stones, cuttable gemstones, carbonates and precious metals. According to DNPM Act # 439, article 2, any defaulting party shall not be able to apply (i) for the extension of Exploration Permit terms; (ii) for temporary interruption of the exploitation; (iii) for DNPM's approval of company mergers, acquisitions or spin-offs, as well as mining rights assignments and transfers.	Federal Law # 7.990, articles 1 and 6. Decree # 01*, article 15. Federal Law # 8.001.
Surface Entitled Person Compensation	The exploiter shall also pay the person entitled to the surface area a compensation of 50% (fifty per cent) of CFEM's due amount.	Mining Code, article 11, item "b".
Exploitation Annual Report	The exploiter shall also present to DNPM, every year, by March 15th, an exploitation annual report. This report shall describe all the crucial aspects regarding the exploitation during the respective year. In case the report is not presented, DNPM shall impose penalties.	Mining Code, article 47, XVI and article 50.

*This Decree regulates the Federal Law # 7.990, December 28, 1989.

2.6.2 Surface Access

As mentioned above, the Project includes the mineral properties, the pipeline and the Açu Port. With respect to the properties, pipeline and port, MMX is taking the necessary measures to guarantee complete and lawful access to the corresponding surface areas.

According to Brazilian legislation, there are three options open to MMX to acquire surface access to its permit areas. These are:

- Friendly negotiations with the person entitled to the surface area;
- Easement implementation; and
- Area expropriation.

Negotiations with all the individuals/companies occupying the surface areas of the Project is MMX's first option and may include land purchase or lease agreements. MMX may also negotiate the implementation of easements within the corresponding areas. In both cases, the Brazilian Civil Code (Federal Law # 10.406, January 10, 2002) governs the respective agreement.

If MMX is required to implement easements from the landowners, the access to the surface area may be granted only in the necessary proportion for the performance of the services and activities regarding the property.

If it is not possible to negotiate either a purchase/lease agreement or implement easements for surface access, MMX may be entitled to these areas by means of forced mineral easements. Articles 59 to 62 of the Mining Code determine that the forced mineral easement may be granted in order to guarantee the exploration or exploitation of mining areas, as well as to implement transport corridors and communication lines. In such cases, MMX shall indemnify the landowners prior to easement implementation. The indemnity value shall be estimated by means of inspection or expert examination made by arbitrators, observing the criteria set forth in Article 27 of the Mining Code. This value will be paid to the court, and if necessary, followed by a writ of property investiture. The indemnity shall not exceed the maximum net amount earned in the occupied area, nor should the indemnity be higher than the area's value. It is noteworthy that the payment of the total amount of the area's value does not imply its purchase.

In case the measures mentioned above are unsuccessful, specific State Decrees might be enacted by the States of Minas Gerais and Rio de Janeiro in order to declare the public utility of the property and thus allow the implementation of easements or even the total or partial expropriation of the corresponding areas. MMX has already executed a Letter of Intent with the States of Minas Gerais and Rio de Janeiro in order to regulate this possibility.

With regards to the pipeline, MMX intends to purchase the areas where it starts and implement easements along its length. As for the mines, MMX also intends to negotiate the purchase of surface rights in these areas. MMX has already bought some of these surface rights by means of land purchase agreements. The documentation regarding those purchases was submitted to the Real Estate Registry Office of each involved city, in order to conclude the effective transfer of the area. Negotiations with other landowners are currently underway. In order to implement the Açu Port, MMX has purchased 7,818.27ha of the area required for the Açu Port site.

MMX has negotiated the following topics with landowners through October 19, 2007, and is conducting negotiations with other landowners.

- The pipeline crosses 10,700 properties, and MMX has negotiated and executed contracts with 84% of these landowners;
- 2704.18ha of area related to the planned final pit area have been purchased;
- 26.25% of the area required for the planned tailings dam has been purchased, as per Figure 2-6;
- 91.32% of the total area required for the planned plant site has been purchased, as per Figure 2-6; and
- 73.03% of the area envisaged for installing the administrative support buildings has been purchased as per Figure 2-7.

2.6.3 Environmental Licensing Process

As required by Brazilian National Environmental Policy, established August 31, 1981 by Federal Law # 6.938, all potentially or effectively polluting activities are subject to an environmental licensing process. Applicable rules regarding the licensing procedure were established by resolution #237 of CONAMA (National Council of the Environment) on December 19, 1997. It is by means of this licensing procedure that the issuing agency determines the conditions, limits and measures for the control and use of natural resources and permits the installation and implementation of a project. The license will be issued by either a federal, state or a municipal agency. Authority to issue a license is based on the aerial extent for the proposed impact and generally follows the rules established by CONAMA's Resolution # 237/97 listed below:

- Federal entities are responsible for licensing activities which may cause national or regional environment impact (more than two federal States);
- State entities and Federal District Entities are responsible for the activities which may cause State environment impact (two or more cities); and
- Municipal entities are responsible for licensing the activities, which may cause local environment impact (within city limits).

The license may be issued in one of the forms described in Table 2.6.3.1.

Table 2.6.3.1: Environmental Licensing Stages of Brazilian Mining Projects

License	Description
Preliminary License (LP)	Indicates the environmental viability of the enterprise. Approves the location and concept of the project. Is subject to a specific environmental impact assessment and a formal public hearing.
Installation License (LI)	Authorizes the initiation of the project. Permits the engineering work and is subject to the presentation of an environmental control plan, similar to the WBG EAP – Environmental Action Plan.
Operation License (LO)	Allows the beginning of the operation. The company is required to provide evidence that all the environmental programs and control systems were duly installed.

For any activities where the environmental impact may be considered significant, a prior environmental impact study and the EIA/RIMA generated must be presented to the appropriate governmental licensing agency. In addition, the applicable government agency and the project owner are required to publish all related information and provide for public hearings if required, according to the regulation of each location.

Because of the differing sizes and areal extent of the MMX properties, the specific environmental licensing processes must be considered separately for each project (the mines, the pipeline and the Açu Port). MMX will also require licenses from at least two levels of government. Table 2.6.3.2 lists the three types of projects and the governmental authority that will issue the license, and the current license status.

Table 2.6.3.2: Environmental Licenses Required for the Minas-Rio Project

Project	Authority	Status
Mines	***State Entity***-State Environmental Foundation (FEAM/MG)	Process currently under examination
Pipeline	***Federal Entity***- Brazilian Institute of the Environment and Renewable Natural Resources – IBAMA/DF	Preliminary License approved LP255/2007
Açu Port	***State Entity***- the State Environment Engineering Foundation – FEEMA/RJ	Preliminary and Installation Licenses approved LI FE012725

* Recently ruled by decree # 44.309, published on June 05, 2006, the attributions concerning environmental licensing in the State of Minas Gerais are COPAM/MG's responsibility, intermediated by Specialized Chambers, Regional Collective Unities (URCs), Regional Environment and Tenable Development Superintendences (SUPRAMs), State Environment Foundation – FEAM, State Water Management Institute – IGAM and State Forest Institute – IEF.

** In the State of Rio de Janeiro, the Polluting Activities Licensing System – SLAP was created by the State Decree # 1.633, dated of December 21, 1977, in accordance to Decree-Law # 134, dated of June 16, 1975. With regards to the port licensing process, it is important to mention that the process shall be submitted to the approval of the National Agency of Water Transports – ANTAQ, and shall have to adapt to the standards required the Port's Environmental Agenda, which consists in the public and private Port Agents responsibility with the Environment's quality.

Municipal legislation must also be considered in certain phases, especially in the preliminary licensing, since the license is subject to the applicable municipality's approval to confirm the compatibility of the project with the Organic Act and the Municipal Law of Use and Occupation of the Terrain. In addition to the environmental license process and according to the provisions set forth in CONAMA's Resolution #237/97, the requirements of the preliminary licensing phase also include:

- The assent of the right to use water resources;
- The authorization for forest exploration (APEF) which is required in the cases where there is change in the soil usage or vegetation suppression; and
- The authorization for disturbance of vegetation in Permanent Areas of Preservation (APP) or in Units of Conservation (UC) by the Authorized Environmental entity.

The current status of the MMX properties with regards to the process of environmental licensing are listed in Table 2.6.3.3.

Table 2.6.3.3: Status of MMX Environmental Licensing

Unity	Current Status
Mines	MMX has requested the Preliminary License before FEAM – Minas Gerais State Environment Agency. The documents and conclusion of the environmental studies are in their final stage to be presented to FEAM.
Pipeline	MMX has requested the Preliminary License before IBAMA – National Environment Agency. Preliminary Installation License was granted by IBAMA on August 29, 2007, valid for 4 years. Filing of report stating the solutions to meet the conditions (constraints) required by IBAMA is still pending. The Environmental Impact Study has been presented. And approval is pending.
Açu Port	The Preliminary License has been issued by Rio de Janeiro's State Environment Agency. Installation license granted in May 11, 2007, valid for 3 years. MMX is fulfilling the conditions (constraints) required by the Rio de Janeiro State Environment Agency.

2.6.4 ANTAQ License

Port activities in Brazil are regulated by Federal Law # 8.630 dated February 26, 1993, and other applicable laws, enacted by Brazil's National Agency of Water Transports (ANTAQ), which is a regulatory agency associated with the Ministry of Transports. In article 4, II, of Federal Law # 8.630 mandates that the construction of a private port depends on the authorization of the Ministry of Transports. Such authorization would be granted by ANTAQ. The Resolution #517, November 8, 2005, enacted by ANTAQ establishes the administrative proceedings that an interested party must fulfill in order to obtain such authorization.

Authorization No. 364 was issued on June 20, 2007 granting MMX the right to construct and exploit, at will, a private port terminal, as a shared-type facility, located in Barra do Açu – Conjunto Saco D'Antas, S/N, São João da Barra, Rio de Janeiro, for handling and storing its own loads, loads from third parties, departing and arriving on ships.


Minas Gerais State

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	General Location Map of Minas-Rio Project
SRK Job No.: 162703.04	Source: MMX Mineração & Metálicos S.A.	Date: 01-23-08
File Name: Figure 2-1.doc		Approved: LM
		Figure: 2-1

MAPA DE DM'S DA MMX


43°40'0"W
43°30'0"W
43°20'0"W
43°10'0"W
43°0'0"W
42°50'0"W
18°30'0"S
18°40'0"S
18°50'0"S
19°0'0"S
19°10'0"S
19°20'0"S
19°30'0"S
19°40'0"S
19°50'0"S
N
Datas
Santo Antônio do Itambé
Materlândia
São João Evangelista
MGT 259
SERRO
Presidente Kubitschek
MG 229
LMG 752
Sabinópolis
BR 120
ALVORADA DE MINAS
MGT 259
GUANHÃES
ITAPANHOACANGA
Congonhas do Norte
MG 010
Senhora do Porto
SERRA DO SAPO
Dom Joaquim
CONCEIÇÃO DO MATO DENTRO
Dores de Guanhães
Carmésia
LMG 778
MG 232
Morro do Pilar
Santo Antônio do Rio Abaixo
Ferros
São Sebastião do Rio Preto
Passabém
Itambé do Mato Dentro
Santa Maria de Itabira
BR 120
LMG 799
Itabira
MGT 120
BR 381
Jaguaraçu de Minas
Nova União
Bom Jesus do Amparo
MG 434
MG 129
Nova Era
MG 435
JOÃO MONLEVADE
São Gonçalo do Rio Abaixo
Bela Vista de Minas
MG 436
São Dor
MG 262
MGT 262
Caeté
Data: 19/11/07

SRK Consulting *Engineers and Scientists*	**Minas-Rio Project, Brazil**	**Minas-Rio – Location and Mineral Exploration Licenses**
SRK Job No.: 162703.04		
File Name: Figure 2-2.doc	**Source: MMX Mineração & Metálicos S.A.**	Date: 12-26-07 / Approved: LM / Figure: 2-2


SERRA DO SAPO
SÃO SEBASTIÃO
DO BOM SUCESSO
CONCEIÇÃO DO MATO DENTRO
N
S
W
E
Legend
CITIES
HIGHWAY
CITIES CONTOUR
MMX MINERAL RIGHTS
0 0,5 1 2 3 4
Kilometers
GRAPHIC SCALE:

Serra do Sapo
Properties - Location and Ownership

Data: 28/08/07

SRK Consulting *Engineers and Scientists*	**Minas-Rio Project, Brazil**	**Serro de Sapo Properties – Location and Ownership Map**		
SRK Job No.: 162703.04				
File Name: Figure 2-3.doc	**Source: MMX Mineração & Metálicos S.A.**	Date: 12-26-07	Approved: LM	Figure: 2-3


N
W
E
S
MG-10
ALVORADA DE MINAS
ITAPANHOACANGA
0 0,5 1 2 3 4
Kilometers
GRAPHIC SCALE:
Legend
CITIES
HIGHWAY
CITIES CONTOUR
MMX MINERAL RIGHTS

Itapanhoacanga
Properties - Location and Ownership

Data: 28/08/07

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Itapanhoacanga Properties – Location and Ownership Map		
SRK Job No.: 162703.04				
File Name: Figure 2-4.doc	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07	Approved: LM	Figure: 2-4


Santo Antônio do Itambé
SERRO
SERRO
N
S
E
W
0 0,5 1 2 3 4
Kilometers
GRAPHIC SCALE:
Legend
CITIES
HIGHWAY
CITIES CONTOUR
MMX MINERAL RIGHTS

Serro
Properties - Location and Ownership

Data: 28/08/07

SRK Consulting — Engineers and Scientists	Minas-Rio Project, Brazil	Serro Location and Ownership Map
SRK Job No.: 162703.04		
File Name: Figure 2-5.doc	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07 / Approved: LEM / Figure: 2-5



684000
688000
692000
696000
700000
704000
708000
7816000
7812000
7808000
7804000
7800000
NOVA ERA
SANTA BARBARA RIVER
RIVER
830525/99
832447/00
JOÃO MONLEVADE
BELA VISTA DE MINAS
831325/89
PIRACICABA
RIO PIRACICABA
0 1 2 3 4 5 10 km
GRAPHIC SCALE

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Joao Monlevade Location and Ownership Map		
SRK Job No.: 162703.04	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07	Approved: LEM	Figure: 2-6
File Name: Figure 2-6.doc				


LEGENDA
PORÇÃO DE ÁREA ADQUIRIDA EM RELAÇÃO A ÁREA DA USINA
PORÇÃO DE ÁREA ADQUIRIDA EM RELAÇÃO A ÁREA DA USINA (CONCEITUAL)
PORÇÃO DE ÁREA ADQUIRIDA EM RELAÇÃO A BARRAGEM (5 anos)
N
01
02
03
04
05
06
07

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Mine Facilities Surface Acquisition
SRK Job No.: 162703.04		
File Name: Figure 2-7.doc	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07 · Approved: LM · Figure: 2-7

3 Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)

3.1 Access

Belo Horizonte is the nearest major city to the Project areas and is serviced by an international airport serving all major Brazilian cities and several South American capitals. Belo Horizonte is the distribution and processing center of a rich agricultural and mining region and a growing industrial complex.

The towns that support the Serra do Sapo, Itapanhoacanga, and Serro properties along the Serra do Espinhaço, are accessed from highway MG-010, which extends north from Belo Horizonte. Conceição do Mato Dentro, the closest major town to Serra do Sapo, is located 167km north of Belo Horizonte.

Access to Serra do Sapo from Conceição do Mato Dentro is by unpaved road for a distance of approximately 6km. Itapanhoacanga is accessed by following road MG-010 north from Conceição do Mato Dentro for 28km. Serro is near the city of Serro which is 60km north of Conceição do Mato Dentro. Serro can also be accessed from Belo Horizonte by highways BR-040, BR-135, and then BR-259 through the cities of Sete Lagoas and Curvelo, or by highways BR-120 and BR-259 through Sabará, Itabira and Guanhães to Serro.

Access to the João Monlevade property is via Hwy BR262, east of Belo Horizonte and then Hwy BR-381, approximately 93km to João Monlevade City. The property lies at the edge of the city.

3.2 Physiography

The state of Minas Gerais has the highest mean elevation in Brazil. There are four notable mountain chains, Serra do Espinhaço, Serra da Canasta, Serra da Mantiqueira, and Serra dos Aimorés (Figure 3-1). More than 90% of the state is at elevations above 300m.

Many large rivers have their headwaters in this region. The main drainage system within Minas Gerais is comprised of the Rio Doce Basin. The principal rivers that cross the region are Ribeirão dos Porcos and Ribeirão Três Barras. The drainage pattern of the region shows regular, almost parallel spacing of watercourses typical of areas with escarpments and accentuated declivities.

The Espinhaço Project area is located at the eastern rim of the Serra do Espinhaço, a group of north-south highlands separating mid-eastern Brazil's river basins from the São Francisco river basin. The range has a plateau form extending approximately 1,200km from the Belo Horizonte area to the northern boundaries of the state of Bahia and separates Bahia from the states of Pernambuco and Piauí. This plateau can be divided into two distinct areas: the southern and northern plateaus that generally strike SSE-NNW and SSW-NNE respectively and are separated by a depressed zone stretching in the SE-NW direction. This depression cuts through Couto de Magalhães north of Diamantina. The southern plateau, or Southern Espinhaço Range, stretches approximately 300km in the north-south direction, from the so-called Quadrilátero Ferrífero (Iron Quadrangle) area north of Belo Horizonte.

The João Monlevade area consists of hilly terrain with relief of about 360m with a maximum elevation of 4,800m. The Piracicaba River flows near the southern and west boundary of the

João Monlevade property with lowland existing along the river. The area is also cut by steep ravines.

3.3 Climate and Operating Seasons

The climate is classified as sub-tropical semi-humid, with four to five dry months per year. The average monthly temperature varies between 18°C and 25°C. The pluviometric regime of this region is a basic unimodal cycle, with a rainy summer season and a dry winter season. The rainy season occurs from October to March and the dry season from May to September. The average annual precipitation is approximately 152cm.

The operations will not be significantly affected by the climate or seasons.

3.4 Vegetation

In the Serra do Espinhaço area, original vegetation is mainly comprised of stunted growth and, in smaller areas, seasonal sub-perennial and sub-deciduous forest. The stunted growth is concentrated along ridge tops in isolated groups of small trees surrounded by grasses. The sub-perennial forest consists of dense vegetation confined to small occurrences along rivers or as isolated trees up to 30m in height. These trees are angico (*piptadenia*), cedar, "pau-d'óleo" (*ibirarema*), purple-ipê (*tabebuia*), *tiliaceae,* yellow ipê and mahogany The sub-deciduous forest is characterized by a wealth of hardwood such as "braúna" (*anacardiacea*), and angico, cedar, yellow ipê and "pau d'óleo", among others. Much of the original woodlands are now replaced by open pasture used for the subsistence of the local population.

At João Monlevade, the vegetation is mainly secondary forests of eucalyptus plantations undergoing regeneration on Belgo's legal preserves. There is an area that has been cleared for steel slag deposition, active or recently decommissioned.

3.5 Local Resources and Infrastructure

The broad area of Serra do Espinhaço has a population base of approximately 50,000 inhabitants. There are three communities: Serro, Alvorada de Minas, and Conceição do Mato Dentro, in the area. There is good infrastructure in the towns, with schools, a satellite university campus, highways, electricity, telephone, cellular telephone coverage, water supply, and sewage systems. CEMIG has ensured the availability of electric energy to the project. The economy of the region is based primarily on agriculture and cattle ranching with a small input from ecotourism.

The João Monlevade project is located in the area known as the Vale do Aço (steel valley). The city of Ipatinga has a number of iron and steel processing companies along the course of the Rio Doce. A large pool of experienced labor reside in João Monlevade and Bela Vista de Minas town sites. The project is serviced by rail and a regional power distribution center is located near its southern boundary. The Rio Santa Barbara flows east-west approximately 2km north of the property boundary and the Rio Piracicaba flows along the southern boundary The area is also serviced by the Monlevade airport which has an airstrip approximately 800m in length.



BAHIA
GOIÁS
DISTRITO FEDERAL
Brasília
Januária
Rio Pardo de Minas Gerais
São Francisco
Salinas
Unaí
Montes Claros
SERRA DO ESPINHAÇO
Paracatu
Teófilo Otoni
Nanuque
MINAS GERAIS
SERRA DOS AIMORES
Patos de Minas
SERRA DA CANASTRA
Curvelo
Araguari
Uberlândia
Patrocínio
Governador Valadares
Ituiutaba
Sete Lagoas
Ipatinga
Araxá
Uberaba
Belo Horizonte
Sabará
Itabira
Timóteo
Caratinga
ESPÍRITO SANTO
MATO GROSSO DO SUL
Iturama
Itaúna
Betim
Nova Lima
J. Monlevade
Manhuaçu
Divinópolis
Formiga
Ouro Preto
Mariana
Viçosa
Conselheiro Lafaiete
SÃO PAULO
Barbacena
Muriaé
Ubá
Lavras
S. João del Rei
Cataguases
Poços de Caldas
Varginha
Três Corações
SERRA DA MANTIQUEIRA
Juiz de Fora
Pouso Alegre
RIO DE JANEIRO
OCEANO ATLÂNTICO
Sta. Rita do Sapucaí
Itajubá
Rio de Janeiro

SRK Consulting *Engineers and Scientists*	**Minas-Rio Project, Brazil**	**Physiography of Minas-Rio Project Area**
SRK Job No.: 162703.04		
File Name: Figure 3-1	**Source: MMX Mineração & Metálicos S.A.**	Date: 12-26-07 / Approved: / Figure: 3-1

4 History (Item 8)

4.1 Ownership

In 2004, MMX acquired the João Monlevade property in the Iron Quadrangle. This part of Brazil has been an iron producer for more than a hundred years and the property has had several owners over that period.

The Céu Aberto area of the Serro claim area was owned and explored in the past by Rio Tinto Zinc (RTZ) and by Companhia Vale do Rio Doce (CVRD, now Vale). CVRD also possessed the mining rights of Itapanhoacanga and Serra do Sapo until forfeiting them in 2004. Thereafter, several private individuals held the claims for brief periods of time. MMX acquired the mining rights from José Marcillo Nunes for Itapanhoacanga in February of 2006 and Serra do Sapo in June 2006.

4.2 Past Exploration and Development

Mining in the Iron Quadrilateral began in the nineteenth century with many small-scale producers. According to Reeves (1966), mining activity in the João Monlevade area began in the 1850's. In 1922, Belgo acquired the Fazenda de Monlevade and the Fazenda de Andrade iron deposits and in 1932, the Brazilian railway, Estrada de Ferro Central do Brasil reached Monlevade. In 1937, mining of iron ore commenced on the Tanque mine located on the south boundary of the MMX property. Run of mine ore was processed at the CSBM's steel processing plant, Usina Monlevade, also located within the southern boundary of the MMX João Monlevade property. According to Reeves, Usina Monlevade was the largest charcoal steel plant in Brazil at the time, with an annual production in 1959 of 200,000t of pig iron and 350,000t of steel products (Reeves 1966). In 1947, a sintering plant was built in Monlevade immediately east of the Tanque mine. Vasconcelos (2006) reports that these plants were recently deactivated.

4.3 Historic Mineral Resource Estimates

There are no published reports on mineral resources contained in the properties prior to MMX's ownership.

In 2006, MMX reported Indicated and Inferred resources at Itapanhoacanga of 566.5Mt with 39.77% Fe and Inferred resources at João Monlevade of 147.4Mt with 46.8% Fe. This reporting was in their prospectus for listing on Bolsa do Valores do Sao Paulo (BOVESPA). These resource estimations are historical in nature, the classification does not satisfy CIM categories and they do not meet the requirements of NI 43-101.

In May 2007, MMX issued a NI 43-101 Technical Report, which stated an Indicated resource of 300Mt at 38% Fe at and an Inferred resource of 90Mt at 36% Fe at Itapanhoacanga and an Inferred resource of 130Mt at 47% Fe at João Monlevade.

This report states current NI 43-101 compliant resource estimates in Section 15.

5 Geologic Setting (Item 9)

5.1 Regional Geology

The regional geologic setting consists of highly deformed Precambrian metasedimentary and metavolcanic rocks intruded by granitic, mafic and ultramafic rocks. Within the Iron Quadrangle, the Precambrian sedimentary rocks can be divided into three series. From oldest to youngest they include the Rio das Velhas Series, the Minas Series, and the Itacolomi series (Figure 5-1). Each series is unconformably overlain by the next (Dorr 1969). In the Minas-Rio area, the dominant regional structures are northeast-trending folds and thrust faults, cut by northwest-trending normal faults.

The Serra do Espinhaço properties are located on the eastern edge of the San Francisco Craton (Almeida, 1977) in a Precambrian orogenic belt (Figure 5-2). The term Serra do Espinhaço was first used by Eschwege (1822) for this belt which extends for 1,200km in a north-south direction from the region of Belo Horizonte north to the border between Bahia and the states of Pernambuco and Piauí. This Serra is commonly divided into the Serra do Espinhaço Meridional and Espinhaço Setentrional.

The Serra do Espinhaço Meridional is a Precambrian orgenic belt extending 300km in a north-south direction. It includes lithologies of the Espinhaço Supergroup in contact with supracrustal rocks of the Minas Series of the Iron Quadrangle. The Serra do Espinhaco is subdivided into three different sections: the western border, the central region, and the eastern border, which includes the Minas-Rio project.

The regional geology of the Serra do Espinhaço is described by Renger (1972), Schöll & Fogaça (1979), Köster (1984) and Knauer & Schrank (1993). The tectonic evolution is described by Almeida-Abreu (1993), Almeida-Abreu & Pflug (1994), Martins-Neto (1993 & 1998) and Almeida-Abreu & Renger (2002).

Regionally, the iron formation is comprised of itabirites (alternate bands of hematite and quartz) and by lenses of compact hematite-magnetite. The itabirites have a fairly continuous strike and dip and are hosted in a sequence of quartzites, phyllites and micaceous and carbonaceous schist. Intrusions of basic and ultrabasic rock are common.

Extensive iron formations are observed southeast of the Chapada do Espinhaço, notably in the regions of Conceição do Mato Dentro, Alvorada de Minas, Serro and Morro do Pilar. These occurrences appear as north trending escarpments underlain by the Serra da Serpentina Group. The lithologies of this Group and the general geologic relations are very similar to those hosting the iron deposits of the Iron Quadrangle. The Serra da Serpentina Group strikes north south, dipping at a shallow angle towards the east. This uniform structure is the result of east to west folding and thrusting.

5.2 Local Geology of the Serra do Espinhaço Area

5.2.1 Lithology

The Serra do Espinhaço area is underlain by the Serra do Espinhaço Supergroup volcano-sedimentary rocks which represent the lithofacies of a passive continental margin, stacked tectonically during the Espinhaço Orogenesis. The sequence was deposited in a basin rift environment and was overprinted with low-grade metamorphism during the Brazilian Cycle. The Supergroup consists of the following three groups:

Serro Group

The Serro Group consists of supracrustal rocks of the Alvorada de Minas Ultramafic suite and is divided into 4 distinct units from bottom to top.

- The Alvorada de Minas Ultramafic Suite consists of chlorite-actinolite/tremolite schists and occupies a significant area at the edge of the eastern Serra do Espinhaço Meridional ;
- The Jacém Formation (>500m) is the most distal supracrustal unit of the Serro Group as well as the thickest, consisting of micaceous quartzite interlayered with phyllites. Locally, intercalations of ferriferous lithologies and basic metavolcanics (green schists) appear;
- The Serra do Sapo Formation (200m) is composed of layers of banded iron formation interlayered with quartzite. Fine to medium grained quartzite, meta-conglomerates, and hematite phyllites are found at the base of the sequence; and
- The Itapanhoacanga Formation consists of siliceous phyllites and banded iron formation with interbeds of meta-conglomerates and meta-arenites, containing pebbles of quartzite, iron formation, and jasperoid. Syn-sedimentary igneous rocks occur as sills of greenschist, meta-rhyolites and hematite phyllites.

At Serro, the Serra do Sapo Formation outcrops for 5km extending the strike extent of the Céu Aberto deposit explored in the past by RTZ and by CVRD (Figure 5-3).

At Itapanhoacanga, the Serra do Sapo Formation extends for 6km, along a prominent ridge. Narrow block faults of this formation also occur to the west (Figure 5-4).

At Serra do Sapo, the Serra do Sapo Formation outcrops along a narrow ridge 12km in strike length dipping 15° to 20° to the east. The evolution of the drainage system here, favored the accumulation of a thick bed of ferruginous canga on its eastern slope, which occasionally reaches a thickness of 20m (Figure 5-5).

Guinda Group

The Guinda Group overlies the Serro Group and is comprised of the São João da Chapada, Sopa-Brumadinho and Galho do Miguel Formations, which are composed of meta-sandstones, met-conglomerates, and hematite phyllites. The Guinda Group is not found in the project area.

Conselheiro Mata Group

The Conseilheiro Mata Group overlies the Guinda Group and contains the Santa Rita, Córrego dos Borges, Córrego da Bandeira, Córrego Pereira and Rio Grande Pardo Formations composed of meta-pelites and meta-sandstones. The Conselheiro Mata Group is not found in the project area.

5.2.2 Structure

The Serra do Espinhaço Meridional orogenic belt is defined as a north-south orogenic zone, with thrust faults and ductile shearing which have accommodated an east-west shortening. This deformation is responsible for the duplication, absence, and stratigraphic inversions of certain units.

The important structural elements found on the east border of the Serra are synthesized by Knauer & Schrank (1993) in the following list:

- Pervasive, anastamosing foliation striking between N10°W and N10°E with moderate to steep eastward dip;
- Local S-C type foliation with S to C angular separation, between 30° and 0°;
- Consistent east-west stretching lineation denoted by the elongation of minerals, pebbles and ferruginous concretions;
- Closed to isoclinal, large scale and intrafolial folds with axial planar fabric, displaying mylonitic fabric are common in the most deformed regions;
- Rotation of fold axes into the direction of the east-west stretching lineation, typical of high strain, ductile shear zones;
- Superimposed, open folds with axial planes striking north-south and dipping steeply west and defining a spaced crenulation cleavage of the pervasive foliation;
- Sporadic, very open folds with fold axes approximately E-W, probably responsible for the generation of a fracture cleavage; and
- Late shear bands of restricted occurrence, with direction close to N-S and moderate to steep dips to the east.

The structural elements combined with the geometric pattern seen in the Serra do Espinhaço Meridional, appear to indicate a deformational event initiated under ductile conditions, with progressive development to ductile-brittle conditions. The gentle to moderate dips of the mylonitic foliation indicate movements close to horizontal during the event. The non-coaxial character of the fold axes indicates the accommodation of high degrees of strain.

5.3 Local Geology of Serro

The rocks of the Serro region (Figure 5-3) are part of the Itapanhoacanga Formation, with the following lithotypes:

- Quartzite and sericitic quartzite occur predominantly in the southwest part of the area, or as lenses interlayered with itabirites and schist in the central-eastern area. They are white to pink, medium to coarse grained, usually sericitic. Ferruginous quartzites contain iron, sometimes with concentration of magnetite;
- Sericitic phyllites are silvery gray, fine-grained, silky in appearance, weakly foliated, and rich in quartz. They are often are carbonaceous or hematitic with interlayers of sericitic quartzite;
- Schist is found in the eastern and central portion of the area, interlayered with quartzite, banded iron formation and phyllites. The rocks are greenish with red or pink tones and frequently contain oxides of iron and manganese. Foliations and crenulations are common;
- Banded iron formations, also called itabirites, are the predominate sequence in the area. They are rocks characterized by millimeter scale layers rich in quartz with alternating layers rich in hematite-magnetite. Deformations include folds parallel to bedding, or

open folds near the thrust plane, where quartz veins with remobilization of specularite are also found. Phyllites, quartzite and hematite are observed as lenses within the iron formations. The itabirites are characterized as friable, semi-compact and compact depending on the intensity of weathering;

- Hard hematite occurs predominantly in the northwestern portion of the area generally as lenses a few centimeters to meters in thickness within the banded iron formation;
- Dolomite is seen only in the drill core and is pink, pure, and fine-grained cut by talc veins. Thin layers of opaque minerals are generally associated with fine quartz veins. This set is cut by irregular milky quartz veins which are fractured and commonly contain crystals of specularite;
- Intrusive rocks occur as sills within the various beds with variable thicknesses and extents. In the drill core, the rocks are greenish, medium to fine-grained, and foliated, with chloritization and octahedral magnetite crystals. Generally the weathered intrusives form clay saprolite which is brownish with a foliated texture; and
- Cangas are found in the northwest portion of the area as extensive duricrust on the itabirite, with itabirite and hard hematite fragments.

Structurally, the Serro area is more complex than the Serra do Sapo and Itapanhoacanga areas. The iron formations exhibit isoclinals folds, which in some areas have doubled the thickness of the unit. Thrust faulting is associated with the folding event with east to west movement. The thrust faults are responsible for the duplication of banded irons formations.

5.4 Local Geology of Itapanhoacanga

The Itapanhoacanga area (Figure 5-4) is characterized by the following vertical sequence from base to top:

- Hard to friable green schist gradational to quartz-schist;
- Hard, pink quartzite that forms the Serra de Itapanhoacanga on the west side of the minerals right;
- White, friable quartzite and silvery micaceous phyllites are found throughout the area;
- Grey friable to semi-compact itabirites, with bands of alternating quartz and hematite;
- Hard hematite occurs in the south-central portion of the minerals rights;
- Friable green schist with magnetite at the top; and
- Granite dikes and sills with nematoblastic texture with mylonitization in depth.

Canga appears locally as do meta-conglomerate and meta-sandstones containing pebbles of quartzite, quartz and banded iron formation.

5.5 Local Geology of Serra do Sapo

The lithology of the Serra do Sapo (Figure 5-5) area consists of:

- Pink to cream, fine to medium-grained quartzite containing phyllite layers and quartz veins. Ferruginous quartzite contains iron and manganese. Locally, the quartzite may be foliated and sericitic. In Serra do Sapo, the quartzite forms the crest of hills and the middle slope of the mountain in the northeast area. The quartzite and itabirite interlayer with gradational contacts;

- Schist occurs with varying degrees of weathering. The highly weathered rock is saprolitic, yellow to pink, and locally gray with siltstone grains. The compact to semi-compact schist is green, very resistant and locally fractured. It is classified as quartz schist or quartz-sericite schist. This unit frequently hosts quartzite lenses;
- Phyllites occur as fresh rocks or completely decomposed and are silvery gray to greenish. The foliation is the SC type, smoothly folded. Small fractures, quartz veins and lenses of hematite and manganese are seen in these rocks; and
- Itabirites of Serra do Sapo occur as the following lithotypes: friable itabirite, semi-compact and compact itabirites, friable and hard hematite and cangas. At the surface, these rocks have been altered by weathering. The friable itabirites are banded, fine-grained, grey and weakly magnetic. They are interlayered with hard hematite and/or powdery hematite, and phyllite, and may be associated with quartz veins, compact itabirite with hard hematite, specularite and semi-compact itabirite. The compact itabirite is dark gray, fine-grained and laminated.

The Serra do Sapo outcrops at the crest of the Serra ridgeline, often forming vertical walls. Transposed folds are responsible for the thickening and fracturing of quartz veins.

5.6 Local Geology of João Monlevade

The João Monlevade area is underlain by the Minas Series and a thick section of Monlevade Gneiss, which is likely part of the Rio das Velhas Series (Figure 5-6). The Minas Series is comprised of banded feldspathic gneiss, augen gneiss and quartz-biotite gneiss including layers and lenses of amphibolite, quartz-mica and staurolite schists, quartzite and itabirite. The Monlevade Gneiss is comprised of banded gneiss with subordinate quartz-mica schist, amphibolite, quartzite and itabirite. The Monlevade Gneiss is separated from the overlying Minas Series by an angular unconformity.

The stratigraphic column proposed by Reeves (1966) was adopted for this report, updating the nomenclature of the stratigraphic units according to the current terminology of Vasconcelos (2006) (Table 5.6.1).

Table 5.6.1: Stratigraphy of João Monlevade Region

Series	Group	Formation	Member	Typical Lithologies
Minas	Piracicaba	Elefante	Bicas	biotite-quartz gneiss, itabirite
			Pantame	quartzite, quartz-muscovite schist
	Itabira	Sítio Largo		Amphibolite
		Itabirito Cauê		itabirite, hematite, phyllites, schist
	Caraça	Batatal		muscovite quartz-schist
		Moeda		quartzite, quartz- muscovite schist
Rio das Velhas	Tamanduá, Maquine, Nova Lima	Monlevade Gneiss		quartz-biotite gneiss, ocellar gneiss, quartzite quartz-mica schist, amphibolite

The lowermost group of the Minas Series is the Caraca Group, which is divided into the Moeda and Batatal Formations. The Moeda Formation consists predominantly of fine to medium-grained micaceous quartzite and finer grained quartz mica schist with thicknesses ranging from 90 to 500m. Near the João Monlevade area, this quartzite is iron-bearing. Mineralogical work by Reeves (1966) indicates that the unit reached an amphibolite facies metamorphism. Accessory minerals include zircon, apatite, staurolite, kyanite and garnet. The Batatal Formation, which conformably overlies the Moeda Formation, is typically 20 to 50m thick. The unit is comprised almost exclusively of quartz-mica schist. Almandine garnet is ubiquitous and common accessory minerals include zircon, apatite, kyanite, staurolite and hematite.

The Itabira Group is comprised of two units, the Cauê Itabirite Formation and the Fandarela Formation. The Cauê Itabirite is the principal iron host of the Iron Quadrilateral. In the João Monlevade area, the Cauê Itabirite conformably overlies the Batatal Formation. The unit forms hills along the length of the João Monlevade iron formation due in part to the erosional resistance of a canga cap formed by weathering over the itabirite ore zones. The Cauê consists mainly of itabirite which is essentially metamorphosed chemical sediment characterized by alternating layers of quartz and hematite or to a lesser degree magnetite. The formation may contain elevated amounts of dolomite and quartzite and may be locally manganese rich. This unit is up to 350m in thickness however, thickness can vary dramatically due to the original depositional thickness and structural thickening along fold axes and thinning along the flanks of folds.

The Elefante Formation conformably overlies the Cauê Itabirite and consists predominantly of amphibolite with minor amounts of intercalated quartzite, quartz-biotite gneiss, quartz-mica schist and manganiferous itabirite. The unit is up to 600m thick in the trough of the Tanque syncline.

The structure of the João Monlevade region is comprised of northeast trending synclines and anticlines which are generally symmetrical, upright and open with 15°-20° NE plunging fold axes. The distance between the folds axial planes is typically 1.5 to 3km.

Reeves (1966) suggests at least three periods of deformation are present here. The first caused a major ductile folding, with axes oriented approximately from east to west. As the deformation progressed, it generated a refolding of what would be the south limb of the first structure, then generating the Andrade syncline, Carneirinhos anticline, Tanque syncline and Monlevade anticline. The second deformation was related to northwest-southeast directed compressive forces resulting in the development of a gneissic fabric within the Rio das Velhas and Minas Series rocks. During the third stage, major brittle fault systems were produced, including the Jacuí fault.

The major geological structures specific to the João Monlevade area are the Tanque syncline and the Jacuí fault. The outcrops of iron formation describe the NE plunging axis of the Tanque Syncline (Figure 5-5). The formation generally dips from 10° to 30° along the fold limbs. The Jacuí fault is located to the south-southwest of the João Monlevade property.

The João Monlevade area reached a relatively high grade of regional metamorphism. Amphibolitic facies is indicated by the presence of amphibole, garnet, and kyanite. The metamorphic facies gradually decreases to the west where the rocks of the Iron Quadrangle exhibit characteristics of greenschist facies.



BELO HORIZONTE
Sabara
Nova Lima
Santa Barbara
Itabirito
Mariana
SERRA DA MOEDA
CURRAL
GERAL
CARAÇA
Minas Gerais
20°00'
20°30'
44°00'
43°30'
10
0
10
20 KM
Itacolomi Series undivided
Minas Series, mu; with itabirite
Rio das Velhas Series undivided
Granitic rocks
Ultramafic and mafic rocks
Thrust fault
Fault
Generalized strike and dip
Generalized strike and dip of inverted beds

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	**Regional Geologic Map of the Iron Quadrangle**
SRK Job No.: 162703.04		
File Name: Figure 5-1.doc	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07	Approved: LM	Figure: 5-1


SERRO
ITAPANHOACANGA
SERRA DO SAPO
LEGEND:
GEOLOGICAL LEGEND:
GEOLOGICAL MAP
MINAS-RIO SYSTEM

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Regional Geology of the Serra do Espinhaço Projects		
SRK Job No.: 162703-04	Source: MMX Mineração & Metálicos S.A.			
File Name: Figure 5-2		Date: 02/11/06	Approved: LEM	Figure: 5-2



SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Local Geologic Map of Serro Area		
SRK Job No.: 162703.04				
File Name: Figure 5-3	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07	Approved: LM	Figure: 5-3



LOCATION:
CONVENTIONS
GEOLOGICAL LEGEND
QUARTERNARY FORMATION
ESPINHACO SUPERGROUP FORMATION
GEOLOGICAL CONVENTIONS
Thrust Fault
Attitude of Foliation
Geologic Contact
SISTEMA MINAS RIO

SRK Consulting
Engineers and Scientists

SRK Job No.: 162703.04

File Name: Figure 5-4

Minas-Rio Project, Brazil

Source: MMX Mineração & Metálicos S.A.

Local Geologic Map of Itapanhoacanga Area

Date: 12-26-07 | Approved: LM | Figure: 5-4



SRK Consulting
Engineers and Scientists

SRK Job No.: 162703.04

File Name: Figure 5-5

Minas-Rio Project, Brazil

Source: MMX Mineração & Metálicos S.A.

Local Geologic Map of Serra do Sapo Area

Date: 12-26-07 | Approved: LM | Figure: 5-5


Geological
Legend
Legend
SRK Consulting
0
0.5
1 km
João Monlevade
General Geology
MMX

SRK Consulting *Engineers and Scientists*	**Minas-Rio Project, Brazil**	**Local Geologic Map of João Monlevade Area**
SRK Job No.: 162703.04		
File Name: Figure 5-6.doc	**Source: MMX Mineração & Metálicos S.A.**	Date: 12-26-07 / Approved: LEM / Figure: 5-6

6 Deposit Types (Item 10)

The Minas-Rio mineralization targets are Achaean age banded iron formations (BIF). These formed about two billion years ago during a two-stage process. Originally, when there was little oxygen in the Earth's atmosphere, large quantities of iron existed in a dissolved state within oceanic waters. Next, as photosynthesizing cyanobacteria started emitting oxygen, the ocean waters became oxygenated and the dissolved iron was precipitated into massive layers over a geologically short period. These areas evolved into geological formations called banded iron formation measuring hundreds of meters thick and up to thousands of square kilometers in extent.

The BIF's of the Itapanhoacanga Formation were deposited in a coastal marine environment, while the BIF's of the Serra do Sapo Formation were deposited in the deeper platform and continental slope environments.

Banded iron formations are characterized by fine, alternating layers of iron and silica minerals. The iron minerals typically are hematite or magnetite and the silica minerals are chert or quartz. Many of these formations have an iron content, which is too low for profitable exploitation. However, when lateritic weathering processes have leached the more soluble silica from the rock the residual material is enriched in iron creating a zone of potential iron ore. This process is capable of increasing the iron content up to three fold. Occurrences of leached BIF's account for the world's main iron ore resources.

Iron ore deposits in the Iron Quadrangle and the Serra do Esphinaço are composed predominantly of hematite and fine-grained quartz, locally known as itabirite, referring to the native Indian name of a mountain peak (Pico do Itabirito) within the Iron Quadrangle.

Within the itabirites of Brazil, extreme conditions of lateritic weathering have produced canga caps, which are rich in iron and nearly devoid of silica. Below the canga caps, itabirites composed of hematite-magnetite with enriched iron grades occur. These itabirites are typically classified by the degree of leaching. Three common varieties are friable itabirite, semi-compact itabirite and compact itabirites, each of these signifying a decrease in leaching.

Itabirite ores require dressing to liberate the hematite from the quartz and are very amenable to treatment. Consequently, itabirites and powdery hematite are processed into iron ore concentrates, or iron ore fines. Ore fines are preferably sold as sinter feed, but ores that contain a significant fraction of particles smaller than 1mm cannot be fed directly into the sintering machine. These finer ores are sold as feed for pelletizing plants, or pellet feed.

Pure hematite contains a maximum of 69.94% iron compared to pure magnetite, which contains 72.36% iron. Despite the higher iron content of magnetite, hematite is more valued by the steel industry due to its higher reduction rate. During the steel-making process, hematite (Fe_2O_3) is progressively reduced to magnetite (Fe_3O_4), then wustite (FeO), and finally iron (Fe). Hematite and magnetite have different crystal lattice structures; hematite has a hexagonal lattice, whereas magnetite has a simple cubic lattice. This difference in atomic packing accounts for a volume increase during the loss of oxygen atoms. Consequently, a charge of hematite in a blast furnace undergoes a much higher volume increase during the reduction process than the equivalent iron amount charged as magnetite. The increased porosity resulting from the volume change causes a marked increase in the overall reduction rate, more than offsetting the effect of the lower iron content of hematite.

7 Mineralization (Item 11)

Generally, the mineralization at Minas-Rio is comprised of four itabirite varieties including friable, compact, semi-compact and soft. Minor amounts of compact hematite also occur. Some of the friable itabirite includes a mixture of hematite, martite and magnetite. At João Monlevade, the FeO contents of the assay database range between 23.43% and 0.14% with an average of 5%. Itabirites from other portions of the Iron Quadrilateral only average 0.54% FeO (Dorr, 1969). Vasconcelos (2006) also notes that the presence of manganese is common and appears to be generally associated with metabasalts, fault zones and basal contacts to the Batatal schist.

Based on the observations of MMX, the itabirites at Minas-Rio correlate to those described in the same area by Rodrigues (1995) as follows:

- Hematitic itabirite: occurs in beds with several meters thickness, composed essentially of compact, centimeter wide bands of hematite-magnetite interlayered with fine bands of quartz. This unit is commonly broken into blocks of compact hematite-magnetite, representing a favorable horizon for the production of fine, granulated ore;
- Common itabirite: layers composed of alternating bands of hematite-magnetite and quartz. Usually, this type of ore corresponds to friable and compact itabirite;
- Ferruginous quartzite: corresponding to itabirite where quartz is the dominant mineral, sometimes composing more than 60% of the rock, in weight; and
- Massive hematite: masses of compact hematite-magnetite, several meters in thickness, that occur along faults and secondary folds. They formed from itabirites where the quartz was replaced by iron in solutions percolating through permeable structures.

7.1 Itabirite

The itabirites identified during the geological mapping and in the drillholes are mainly the friable type which contain iron grading from 25% to 60%. The friable itabirite is characterized by millimeter scale banding with intercalations of compact hematite and/or pulverized hematite with phyllite and quartzite. The itabirite also contains lenses of compact hematite, and/or iridescent specularite with phyllite and quartzite. The hard itabirite appears with less frequency, presenting a dark grey color, fine granulation, millimeter scale banding and is not magnetic. Intercalation of friable itabirite and hard hematite are common. Mapping and core data indicate that the thickness of the compact itabirite decreases from Serra do Sapo north to Itapanhoacanga.

7.2 Compact Hematite

Compact hematite is observed primarily at Serro and occurs as intercalations in friable itabirite and compact itabirite, commonly with iron grades greater than 60%. The compact hematite forms blocks and masses, in thrust structures concordant to layering and elongate along the east-west brittle faults. It formed from itabirite where some of the quartz was replaced by hematite, through the percolation of fluids along structural features.

The characteristics of massive hematite and hematitic itabirites are favorable for the production of high-grade, granulated ore, whereas the common itabirites are more suitable for the production of sinter and pellet feed.

8 Exploration (Item 12)

8.1 History of Relevant Exploration Work

Early mapping was completed in the area in a joint project between the Departamento Nacional da Produção Mineral of Brazil (DNPM) and the US Geological Survey (USGS). A description of the mapping is included in the USGS Geological Survey Professional Paper 341-E (Reeves 1966) which discusses the regional mapping of the Minas-Rio area at a scale of 1:25,000. Drilling is on-going at Serra do Sapo, Itapanhoacanga and Serro; the total number of holes and meters listed in each section below includes all drillholes completed to date, including those not yet assayed.

8.1.1 Serra do Sapo

CVRD conducted mapping, sampling, and drilling during its tenure on the exploration license; however, this information is not available to MMX. Mapping was also conducted by MMX senior geologist Vassily Khoury Rolim on ortho-photos at the scale of 1:10,000 during August and September 2006. Electromagnetic surveys were conducted along the access route, as well as perpendicular to the predominant N-S strike of the iron formation package. Exploration drilling completed to date includes 73 drillholes totaling 8,150m. MMX contracted Anglo American, MMX's partner in the Minas-Rio Project, to conduct a Spectreem geophysical survey of the Serra do Sapo, Itapanhoacanga, and Serro areas in 2007. The data from the survey is currently undergoing analysis.

8.1.2 Itapanhoacanga

Mapping of the Itapanhoacanga area was carried out by a senior MMX geologist Vassily Khoury Rolim on ortho-photos at the scale of 1:10,000 provided by GEOID. Outcrops were field checked and their locations recorded using a handheld GPS. Transient electromagnetic surveys were conducted along more easily accessible roads and drainages. Exploration drilling completed to date includes 107 drillholes totaling 13,484m.

8.1.3 Serro

The earliest regional mapping and subsequent drilling was the subject of the Espinhaço project exploration report prepared by RTZ and CVRD. RTZ and CVRD also conducted drilling at Serro. MMX has access to the information collected by RTZ, but not by CVRD. Subsequent mapping of the Serro area was carried out by the Vassily Khoury Rolim at the scale of 1:10,000 during June/July 2006. Transient electromagnetic surveys were conducted along the access routes, drainages and trails. Map consolidation was accomplished using local orthophotos. Exploration drilling completed to date includes 81 drillholes totaling 8,530m. MMX did additional mapping in 2007.

8.1.4 João Monlevade

The first geological map of João Monlevade was compiled at a 1:25.000 scale by a joint team of USGS-DNPM geologists in 1952 and revised in 1969. Recently, it was reviewed by CODEMIG at a 1:50.000 scale. MMX senior geologists, José Massarud and José Aluísio Vasconcelos conducted detailed mapping of the area, from November 2005 to April 2006. This mapping was based on geological campaigns conducted regionally by CPRM and then detailed to the scale of

1:10,000. Detailed observations were made at outcrop points along access routes and drilling sites. Exploration drilling completed to date includes 41 drillholes totaling 3,865m.

8.2 Interpretation of Exploration Data

The exploration techniques employed by MMX are appropriate for the development of iron deposits. The regional mapping has been effective due primarily to the resistant nature of the canga and itabirite lithologies. Geophysical magnetic surveys provide an excellent follow up exploration technique to further define the non-outcropped iron formations and to delineate their potential down dip extension. Due to the relatively low concentrations of magnetite in the itabirite, subsurface mapping by this method is somewhat restricted.

Core drilling programs are in progress at Serra do Sapo, Itapanhoacanga and Serro. The methodologies used in these programs are suitable for delineating resources at the properties.

9 Drilling (Item 13)

Drilling in the Espinhaço area was executed by two Brazilian drilling companies, Geosol Geologia e Sondagens Ltda, (Geosol) based in Belo Horizonte and Calamb Minasgeo Ltda (Calamb) based in Conselheiro Lafaiete. All drillholes are HW sized core, most are vertical and they cover a total exploration area of 6.5km. The drillhole locations are first determined by the supervising geologist and provided to an independent surveying contractor, TopMinas Engenharia Ltda (TopMinas). The proposed collars are located in the field using a hand held GPS unit. Drill sites are prepared taking care not to displace the collar location and the hole is drilled. Drill access is provided by the clearing of trails and drilling pads with the use of a dozer followed by the mobilization of drill and support vehicles. Drill sites are prepared taking care not to displace the collar location. When drilling inclined holes a line is drawn between two stakes in the azimuth direction and the drill rig is aligned with it. Drill inclination is determined by a MMX technician over the drill mandrel using the clinometer from a Brunton compass. Upon completion of the drillhole, drill collars are marked with permanent tags and the final collar location is then determined using a differential GPS survey tool. TopMinas then generates a spreadsheet listing the desired location, the proposed location and the actual location. This data is provided to MMX as Microsoft Excel spreadsheets and official PDF certificates.

The drilling on the Minas-Rio Project has focused on the four exploration areas of João Monlevade, Serro, Itapanhoacanga and Serra do Sapo. In general, drillhole spacing ranges between 100 to 200m centers on east-west section lines located 100 to 300m apart. Core recovery is excellent, typically in excess of 90%. Table 9.1 lists the drillholes that have been completed and assayed to date. Drillhole location maps and representative geologic cross-sections from each of the four exploration areas are shown in Figures 9-1 to 9-8. These vertical cross sections illustrate the true dip orientation of the iron formation and clearly show that the total vertical drillhole sample length does not represent the true thickness of the mineralization.

Table 9.1: Minas-Rio Exploration Drilling

Area	Grid	No. of Drillholes	Completed (m)
Itapanhoacanga	200 x 200 and 100 x 100	107	13,484
João Monlevade	200 x 200	41	3,865
Serro	200 x 200 and 100 x 100	81	8,530
Serro do Sapo	200 x 200	73	8150
Total		**402**	**33,829**

The drillholes bored at Minas-Rio have inclinations of 60° to 90°; the longer vertical drillholes were setup with an inclination of 85° in order to use Maxibor downhole survey equipment to measure downhole deviation. This instrument is non-magnetic, but requires a slight angle in order to measure deviation.


Section 7, 907,200N
7905000 N
665000 E
670000 E

SRK Consulting
Engineers and Scientists

SRK Job No.: 162703.04

File Name: Figure 9-1.doc

Minas-Rio Project, Brazil

Source: MMX Mineração & Metálicos S.A.

Serra do Sapo - Drillhole Location Map

Date: 12-26-07	Approved: LM	Figure: 9-1


NORTH 7907200,00
1400
1200
1000
800
600
400
200
0
TYPICAL SECTION
GEOLOGICAL LEGEND:

SRK Consulting *Engineers and Scientists*	**Minas-Rio Project, Brazil**	**Serra do Sapo - Drillhole Cross-section 7,907,200 North, Looking North**
SRK Job No.: 162703.04		
File Name: Figure 9-2.doc	**Source: MMX Mineração & Metálicos S.A.**	Date: 12-26-07 · Approved: LM · Figure: 9-2


7925000 N
7920000 N
665000 E
670000 E
Section 7920650N

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Itapanhoacanga- Drillhole Location Map		
SRK Job No.: 162703.04				
File Name: Figure 9-3.doc	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07	Approved: LM	Figure: 9-3


NORTH 7920650,00
TYPICAL SECTION
GEOLOGICAL LEGEND:
SOIL
HEMATITE
QUARTZITE

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Itapanhoacanga- Drillhole Cross-section 7,920,650 North, Looking North		
SRK Job No.: 162703.04				
File Name: Figure 9-4.doc	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07	Approved: LM	Figure: 9-4


7950000 N
Section 7,947,870N
7945000 N
670000 E

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Serro- Drillhole Location Map
SRK Job No.: 162703.04		
File Name: Figure 9-5.doc	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07 / Approved: LM / Figure: 9-5



670250 E
670500 E
670750 E
671000 E
671250 E
671500 E
671750 E
672000 E
NORTH 7,947,800
1200
1000
800
600
400
TYPICAL SECTION
GEOLOGICAL LEGEND:
SOIL
ORE CANGA
HEMATITE
FRIABLE ITABIRITE
SEMI HARD ITABIRITE
HARD ITABIRITE
QUARTZITE
FERRUGINOUS QUARTZITE
XIST
QUARTZ VEIN
FILITE WITH HEMATITE
INTRUSIVE
MINERALIZED SOIL

SRK Consulting, Engineers and Scientists	Minas-Rio Project, Brazil	Serro- Drillhole Cross-section 7,947,870 North, Looking North		
SRK Job No.: 162703.04				
File Name: Figure 9-6.doc	Source: MMX Mineração & Metálicos S.A.	Date: 12-26-07	Approved: LM	Figure: 9-6


7809000 N
7808500 N
7808000 N
695000 E
695500 E
696000 E
696500 E
697000 E
697500 E
Section 695,900E

SRK Consulting
Engineers and Scientists

SRK Job No.: 162703.04

File Name: Figure 9-7.doc

Minas-Rio Project, Brazil

Source: MMX Mineração & Metálicos S.A.

João Monlevade Drillhole Location Map

Date: 04-23-07 | Approved: BAS | Figure: 9-7



SRK Consulting — Engineers and Scientists	Minas-Rio Project, Brazil	João Monlevade – Cross-section 695,900 East, Looking West		
SRK Job No.: 162703.04				
File Name: Figure 9-8.doc	Source: MMX Mineração & Metálicos S.A.	Date: 04-23-07	Approved: BAS	Figure: 9-8

10 Sampling Method and Approach (Item 14)

At the drill rig, the drill core is placed in wooden boxes and washed of all foreign material. The boxes are then transported to the logging area by an MMX technician where they are placed either in the sun or under a roof until they are completely air-dried. The drill core samples are photographed before and after sampling to record geological descriptions and sampling intervals. Geologic logging is carried out in the core sample shed identifying the different lithotypes, geological contacts, zones of fault or fracture, ferruginous levels and zones of internal waste. This information is logged onto standardized paper log forms and later entered into an electronic database.

Sampling is carried out only within the ferruginous zones and sample intervals break at all changes in ore types. The preferred sample interval is 5m. Once the sample intervals and sample numbers are marked on the core boxes the core is halved for sampling. The competent core intervals are sawn in half with a diamond saw and the highly weathered ore zones are cut by hand using a knife or spatula. MMX has re-examined some of the drillholes and sampled some of the non-mineralized internal waste. SRK recommends that MMX continue to sample all internal waste zones as well as the margins external to the iron formation in order to provide a higher certainty of the actual ore grade and the potential internal waste material.

Sample security is supervised by MMX personnel. Drill core is collected from drill sites, logged, sampling and shipped under the direction and control of MMX. Samples are shipped to SGS Geosol Laboratórios Ltda (SGS) in Belo Horizonte in well-labeled and sealed bags. SRK is of the opinion that the samples are securely maintained to prevent tampering.

11 Sample Preparation, Analyses and Security (Item 15)

MMX has contracted SGS Geosol Laboratorios Ltda (SGS) in Belo Horizonte for sample preparation and analysis of its drill core samples. Sample preparation begins by first verifying the identification and conditions of preservation of the sample upon reception and then drying the sample in a 105°C furnace for one to two hours. The sample is then run through a jaw crusher until 90% passes through a 2mm sieve. The sample is homogenized and run through a Jones splitter to reduce it to 250 to 300g. This material is then pulverized such that 95% passes through a #150 mesh sieve. A splitter is used to separate a 25g sample for analysis and the remaining coarse reject and pulp are archived for future use.

All samples were assayed using the X-ray fluorescence spectroscopy method (XRF). The sample is dried at 100°C and then 0.5g of material is scooped into a platinum crucible containing lithium tetraborate. The mixture of sample and solvent is homogenized and fused for 15 to 20 minutes in an automated furnace. The fused material is poured into a mold, forming a disk with a flat surface appropriate for XRF analysis. This fusion technique minimizes particle size effects that could otherwise cause problems with the measurement process. The disks themselves can be stored indefinitely and analyzed further at any time. The XRF technique is ideal for the measurement of major and minor elements and is preferred for whole rock characterization. The samples were analyzed for Al_2O_3, Ca, Fe, LOI, Mg, Mn, P, S, SiO_2 and TiO_2. The analysis data is recorded in the Information and Management System of the Laboratory (LIMS). Original, signed assay certificates and Microsoft Excel data files are both are provided to MMX.

SGS internal quality control consists of quartz blanks and reference standards inserted every 40 samples. For each ten samples analyzed in the same package, a duplicate and a replicate sample are inserted alternately. The analysis data are transferred directly from the XRF testing equipment and stored in the LIMS.

11.1 Laboratory Quality Assurance/Quality Control

Laboratory Quality assurance/Quality Control (QA/QC) consisted of sending a total of 51 pulps analyzed by SGS in 2006 to Ultra Trace Pty Ltd (UT) in Australia for re-analysis. Analytical Solutions Ltd of Toronto, Ontario, Canada reviewed the QA/QC data in April 2007. The reanalyses were performed until June 2007, when MMX decided to utilize a domestic laboratory for the check analyses. MMX is currently negotiating to contract a second Brazilian laboratory to replace UT as its check laboratory.

The following section is taken from Analytical Solutions April report. Both SGS and UT used fused disk (glass bead) XRF for determination of the major oxides. In general, there is good agreement between the two sets of data (Figure 11-1).

Figure 11-1 summarizes the percentage difference between SGS and UT assays relative to the SGS determination (with no implication that SGS or UT provided the preferred data). Table 11.1.1 documents the percentage of samples within ± 5%, 10%, 20%, etc.

Table 11.1.1: Summary of Percent Difference between SGS and UT Samples

Element	Number	5%	10%	20%	25%	50%	> ±50%
Fe	51	51					
		100%					
S_iO_2	51	50	51				
		98%	100%				
Al_2O_3	51	27	39	45	46	49	2
		53%	76%	88%	90%	96%	4%
P	51	13	32	47	48	51	
		25%	63%	92%	94%	100%	
T_iO_2	51	7	14	22	27	36	15
		14%	27%	43%	53%	71%	29%
MnO	51	34	37	39	40	49	2
		67%	73%	76%	78%	96%	4%
LOI	51	10	22	37	40	47	4
		20%	43%	73%	78%	92%	8%
CaO	51	12	13	17	20	40	11
		24%	25%	33%	39%	78%	22%
MgO	51	8	12	12	12	17	34
		16%	24%	24%	24%	33%	67%

The key observations provided by Analytical Solutions are:

- All Fe values agree within 5%;
- 98% of SiO_2 values agree within 5%;
- Al_2O_3 values agree well above 1%;
- The majority of P values are less than 0.1% and close to detection limits for the XRF method; there is a bias equal to approximately 4% of the P concentration with higher values reported by SGS than UT;
- There is generally good correspondence between TiO_2 greater than 0.1%; TiO_2 values less than 0.1% do not agree well as they are within ten times detection limit and precision is expected to be in the order of ±100%;
- 73% of the Mn values agree within ±10%; values less than 0.1% do not agree within ±10% but are within ten times detection limits;
- 92% of the LOI values reported by SGS are higher than those reported by UT. UT refers to the analyses as done by "robotic TGA with the furnaces set at 100 and 1000 degrees". The temperature used for LOI at SGS should be determined and the two analytical methods compared; and
- CaO and MgO values show good correspondence but the majority of values are less than 0.05% and close to the limits of detection.

MMX has not yet established a laboratory QA/QC program. Two standard reference samples are being prepared by MMX to be included in the program. Once the samples are prepared, a QA/QC program of standards and duplicate samples will be instituted.



Minas Rio QAQC - SGS vs. ULT
(N = 51) (y-axis capped at ±200%)
Fe
SiO2
Al2O3
P
TiO2
MnO
LOI
CaO
MgO
200
150
100
50
0
-50
-100
-150
-200
0.01
0.10
1.00
10.00
100.00
Relative Percent Difference (SGS Assay less ULT Assay with respect to SGS Assay) (%)
Original Assay (SGS)

SRK Consulting, Engineers and Scientists	Minas-Rio Project, Brazil	Percent Difference between SGS and Ultratrace Samples
SRK Job No.: 162703.04		Date: 12-26-07
File Name: Figure 11-1.doc		Approved: LEM
		Figure: 11-1

12 Data Verification (Item 16)

12.1 Serra do Sapo, Itapanhoacanga and Serro Data Verification

The SRK data verification procedure involved comparisons between the original hard copy data sheets and the resultant electronic data files. Approximately 20% of the electronic database entries were verified as follows. The electronic assay files were compared to the original assay certificates provided by SGS in PDF format. The assay intervals from the electronic database were verified to the original hand written MMX sample sheets. Drill collar locations were verified to the original TopMinas survey sheets provided to SRK in PDF format. Drill core recovery from selected drillholes was reviewed to verify that samples from within the ore zones were representative. The core recovery in the mineralized area ranged from very good to excellent.

12.2 João Monlevade Data Verification

SRK verified original assay certificates to the electronic database and made corrections where necessary. The database was queried for sample overlaps or anomalous lithology codes and assay values and was corrected where necessary. SRK undertook no validation of hole collar surveys other than comparing drillhole collars with the topographic surface. No significant errors were noted. The drillhole survey azimuth and dip information was checked to see if it was reasonable and any proposed corrections were confirmed with MMX personnel. The density database agreed with typical itabirite density values associated with Minas Gerais iron deposits. No core photos were provided by MMX to SRK for validation purposes. SRK also checked 5% the drill logs against the electronic lithology file and found that the electronic codes appropriately reflected the contents of the logging.

12.3 Additional Verification

SRK visited the Serra do Sapo, Itapanhoacanga, and Serro properties in September 2007 and compared several drillholes with the geologic log at each. Suggestions were made to MMX concerning standardization of logging procedures at that time. Subsequently, SRK reviewed the drillholes and the geologic models for each property in November 2007, and found that the suitable changes had been made in the procedures.

SRK has observed the sampling procedure at the properties and finds that MMX is using industry best practices.

SRK did not independently take samples for chemical analyses. The iron formation forms a prominent outcrop in the area and iron mineralization can clearly be seen. In addition, MMX has conducted a program of check analyses that has verified its database.

13 Adjacent Properties (Item 17)

The following description of adjacent properties is taken from Reeves (1966) and refers primarily to the area nearby the João Monlevade property. Several iron deposits occur along the Cauê Itabirite stratigraphy. The Andrade mine is the largest historic producer of several in the area and is located 8km to the northwest of João Monlevade. The Andrade was acquired by CSBM in 1921 and explored from 1936 to 1940. During this time 55 adits and tunnels, totaling 3,640m, were completed as well as 130 pits. Reeves reports measured and indicated reserves at the Andrade in 1966 at 147Mt of hard ore, 130Mt of soft ore and 77Mt of itabirite. SRK notes that these are historic estimates, which SRK has not verified and which are not NI 43-101 compliant. They have been included only as historical information.

There are no operating mines near the Espinhaço properties.

14 Mineral Processing and Metallurgical Testing
(Item 18)

14.1 Serra do Sapo Mineral Processing and Metallurgical Testing

The sample for the pilot plant tests was taken from three different points of the central part of Serra do Sapo. Two of the samples (70% of total) were friable itabirite, while one sample was of semi-compact itabirite. 15t of ore-grade material was submitted to a circuit similar to the industrial plant flowsheet considered in the basic design.

A comprehensive scope of data acquisition was designed to help equipment sizing.

Two complete tests were undertaken, the second one being the most optimized and representative.

After the first test, unit operations were optimized and a second complete test was realized with the same sample involving the unitary operations of grinding, classification and mechanical flotation, seeking to optimize the following points:

- Approximate the size distribution of the feed to the pilot flotation to the size distribution foreseen in the basic project by increasing the feed to the grinding circuit;
- Increase the recovery by including scavenging of the rougher tails; and
- Exclude the recovery of ultrafines in flotation columns that was part of basic design.

The complete flowsheet and mass balance can be seen in Figure 14-1 below.

The overall iron recovery obtained was 84.2% with a concentrate grade of 69.5% Fe and 0.55% SiO_2. The overall mass retained was 50.9%.

The operational conditions of this test were:

Product of Grinding:	7.6%> 100#
Dosage of Caustic Soda (1% V/V):	110g/t
Recovery of Primary desliming:	92.6%
Dosage of Amine only in rougher step:	70g/t
Dosage of Starch:	500g/t
pH:	10.4
Residence time Rougher:	2.8 minutes
Residence time Cleaner 1:	5.5 minutes
Residence time Cleaner 2:	7.5 minutes
Residence time Scavenger 1:	3.0 minutes
Residence time Scavenger 2:	3.5 minutes

The main conclusion of these tests was:

- The grade of the composite sample was Fe = 41.2%, very close to the design grade of Fe = 39.8%;

- Work index was higher than Itapanhoacanga, 7.2kWh/t, which is still within the limits considered in the basic design for primary grinding. Grindability index for regrinding was also higher, around 20% higher than for Itapanhoacanga concentrates;
- This hardness can be explained by the fact that the Serra do Sapo sample had a higher percentage of monocrystalline hematite (70%) than the Itapanhoacanga sample (50%);
- In the first test, flotation feed was considered to be too fine P_{80} = 87 microns (μm), against 117 designed. Even so mass recovery in first desliming was above 91%;
- The overall iron recovery in the first test was 81.1%; 87.8% in flotation stage;
- Because the rougher flotation tailings were considered to be too high-grade, it was directed to scavengers in the second complete test;
- The cleaner concentrate achieved the grade of direct reduction pellet feed very easily; with 68.7% iron and 1.3% SiO_2. There was no need of a column flotation after regrinding;
- A recleaner stage in flotation columns was made after regrinding of concentrate obtained before stabilization of mechanical flotation cells circuit. The results were impressive, both in iron recovery 93.4% in a single stage and grade Fe = 69.3%; SiO_2 = 0.5%;
- The column flotation of the underflow of second desliming cyclone did not obtain good results. The material was too dirty to be floated leading to high amine consumption and low concentration grade;
- The second complete test used only the first stage of desliming and the rougher tailings were sent to scavenger stage. Mill feed rate was increased and the flotation feed had a P_{80} = 97μ, closer to the industrial forecast (117);
- The results of the second test were better than the first. The final concentrate had Fe = 69.3% and SiO_2 = 0.7%, keeping the same level of reagents in the flotation stage. Mass recovery in single stage desliming was 92.6%;
- The overall iron recovery was 84.2%; with 91.9% in mechanical flotation stage; and
- The reground concentrate was filtered in ceramic pilot filter, showing a productivity of 2.0t/h/m^2 for a final moisture of 8.0%, considered very safe for maritime transportation.

Summarizing, the tests showed very good results, achieving better product and better recovery than designed in the industrial plant. These results made it possible to eliminate column flotation and reduce the volume of mechanical flotation circuit. It also showed that the regrinding circuit needs at least 20% more power than originally foreseen in the industrial design.

14.2 Itapanhoacanga Mineral Processing and Metallurgical Testing

Laboratory tests and pilot scale tests were carried out to establish a suitable flowsheet to obtain a product adequate for the pellet-feed market. The flowsheet considered was based on the processes used in well-established industrial plants for concentrating itabirite type ores. These plants use fine milling and flotation as the main processes in their circuit.

The following samples were prepared:

- Compact Hematite - HEMC -1.0t;

- Soft Hematite - HEMM -1.0t;
- Friable Itabirite -ITAF -1.5t;
- Platy Itabirite –ITACH -1.5t;
- Blended drill cores of the four types above-Sample 01- 2t; and
- Blended pit samples of the four types above- Sample 02- 17t.

All sampling and preparation of the samples follow the procedures of NBR ISO 3082. The samples were well homogenized by manually remixing longitudinal piles, repeating the procedure at least three times.

After homogenization, a portion was retained for size analysis, which after drying, was weighed to verify the initial mass. The samples were screened through a mechanical procedure according to ISO 4701 and NBR ISO 6230.

The scope of the study comprised:

- Definition of principal parameters and procedures to obtain good quality concentrates for the pellet-feed and/or sinter-feed markets; and
- Support the conceptual project, generating the basic data to design the pilot plant and later the full-scale industrial plant.

A blend of drill core samples was used in the initial flotation studies, in order to establish the basic conditions. These first tests showed a low selectivity to the process, which was found to be caused by poor adsorption of flotation reagent by the quartz. The flotation feed was classified prior to milling which allowed some material to by-pass the mill. Trials by feeding the ore to the mill and classification of the mill discharge solved the problem and the conclusion was made that fresh surfaces are required for good selectivity in flotation.

This permitted the consolidation of conditions regarding pH and consumption of reagents, as well as the configuration of the circuit. The quality and mass recovery targets for pellet-feed were then reached. It was decided to conclude the tests on Sample 01 and initiate testing with Sample 02.

The pilot plant test on Sample 02 was aimed at proving the operation over a longer period and to produce sufficient amount of concentrate for pelletizing tests.

After this study, the following can be concluded:

- The itabirites show a degree of free-milling of quartz and hematite above 90% only for sizes below 0.15mm;
- The flotation of friable itabirite, ground to -0.15mm, representing 78% of the deposit, showed global recovery (desliming + flotation) of 39% in mass and 69% in iron recovery for grades of 68.7% iron and 1.5% silica in the concentrate;
- The pilot tests resolved most difficulties found in the initial bench scale tests regarding difficulties in flotation and fines generation;

- The final flowsheet consisted of three steps: rougher, scavenger and cleaner, with the time of rougher flotation in the order of two minutes, similar to ores of the Iron Quadrangle;
- The consumption of reagents is also similar to that observed in many other iron ores; the values of 500g/t of starch and 70g/t of amine correspond to the condition used in other industrial concentration units;
- After obtaining the operational regime of the pilot plant, no further actions were undertaken to optimize the flotation as the targets regarding quality had been fully met;
- During the production of some 7.0t of pellet-feed from Sample 02, the plant was operated continually, generating results with good reproduction;
- For the sample tested, with 50% iron, it is estimated that the mass recovery could be improved by adjusting the grinding, generating less fines and consequently, the mass of overflow of the first cyclone. In this context, there is a limit in the degree of grinding that that maximizes the liberation of silica, with a minimum generation of fines; and
- The fact that the ore presents almost an absence of natural slime, 2% of mass according to tests of screening and classification, permits the possibility of increasing mass recovery through reclassification of the overflow of the first cyclone in a second cyclone.

Summarizing, the flotation in conventional cells of Itapanhoacanga ore-grade material obtains a concentrate meeting the specifications for pellet-feed. The process was shown to be easy to control and the performance was compatible with the data considered in the conceptual project, that is:

- Some 54% of mass and 73% of iron contained in the RoM was recovered in the final concentrate;
- The final flotation tailings contain 23% of mass and 9% of the iron contained in the feed; and
- Good opportunity exists to improve the recovery of iron by optimizing the desliming circuit.

Two series of pelletizing tests were performed with Itapanhoacanga concentrates.

These concentrates have shown the following physical-chemical characteristics:

	DR	BF
Fe	68.10	68.84
Fe^{2+}	0.33	0.33
SiO_2	1.9	0.66
Al_2O_3	0.29	0.25
TiO_2	0.07	0.12
Mn	<0.05	0.13
LOI	0.30	0.33
Blaine	2110	1892 (after regrinding)
%> 45 m	10.5	7.0

Direct Reduction Pellets

The first series aimed to produce direct reduction pellets (DR) and were performed in SGA.

The Main results are shown below:

Chemistry:	
Fe (tot) [%]	67.82 – 68.09
SiO2+Al2O3 [%]	1.63 – 1.67
P [%]	0.018 –0.019
Mechanical Properties:	
Crushing strength (ISO 4700)	
Mean value [daN/p]	371 – 425
Portion <150 daN/p [%]	0.0 – 1.5
Tumble test (ISO 3271)	
Strength >6.3mm [%]	96.5 – 97.7
Abrasion <0.5mm [%]	2.0 – 2.7
Reduction Properties:	
Disintegration test (ISO 11257)	
Index >10mm [%]	97.5 – 99.5
Index>6.3mm	99.3 - 99.5
Index (RDI_{DR}) <3.15mm [%]	0.2 – 0.5
Index<0.5mm	0.1 – 0.4
Metallization [%]	93.2 – 97.3

Crushing strength [daN/p]	53 – 116
Sticking test (ISO 11256) (coated pellets)	
Clustering index (CI) [%]	2.3 – 5.0
(dR/dt) 40 [%/min]	0.65 – 0.70
(dR/dt) 90 [%/min]	0.21– 0.24
Reducibility and met (ISO 11258)	
(dR/dt) 40 [%/min]	1.38 – 1.64
(dR/dt) 90 [%/min]	0.28 – 0.30
Metallization [%]	84.90 – 90.40

The testwork showed that it is possible to produce high quality DR-grade pellets with low acid gangue contents, very low impurities and favorably high Fe-contents up to 68.1 %.

The pellets revealed excellent physical properties regarding compression strength, tumble strength and abrasion.

The metallurgical testing also resulted in excellent disintegration behavior and metallization according to ISO 11257.

By coating of the pellets with bauxite, a favorable clustering index according to ISO 11256 was achieved.

The reducibility and metallization test according to ISO 11258 resulted in reducibility and metallization slightly below market expectations. However, improvement of this characteristic can be expected by optimization of the firing pattern and chemistry of the pellets in a further development of the project.

It can be stated with high confidence that high quality DR-grade pellets can be produced from the Minas-Rio pellet feed with chemical, physical and metallurgical properties, which will match the requirements for a direct reduction feedstock in all respects.

Blast Furnace Pellets

The second series of tests were made at Outokumpu Technology (Germany) (former Lurgi Metallurgie) aiming at production of Blast Furnace pellets and furnace sizing. The main results were the following:

- Average cold compression strength: 487kg/pellet;
- Tumble index (>6.3mm): 96.3%;
- Abrasion index (<0.5mm): 3.5%;
- Grate factor: 28.73t/(d*m^2);
- Bivalent iron (FeO) content: 0.1%;
- Free swelling index acc. ISO 4698 19.1%;
- Degree of reduction acc. ISO 7215 69.8%;
- LTD+6.3 acc. ISO 13930 91.4%; and

- LTD-0.5 acc. ISO 13930 6.7%.

The test results have shown that it is possible to produce blast furnace pellets of high quality with the delivered hematite concentrate.

Concerning the bivalent iron content and the free swelling behavior, the pellets with dolomite yielded better results than the pellets with limestone. Further tests performed with higher basicity (1.2%) have shown free swelling of 10.0, correcting the only problematic result obtained during these tests

The specified productivity of 28t/d*m^2 could be achieved with both the dolomite and the limestone containing pellets.

14.3 Compact Itabirite Mineral Processing and Metallurgical Testing

A 2t representative sample of Compact Itabirite from Serra do Sapo was sent to the laboratory for characterization. The grade was 30% Fe. From mineralogical analysis, it was known that quartz liberation was below 75µm.

It was submitted to crushing, grinding (P_{80} = 130µm) and batch scale coarse flotation. The coarse concentrate was screened in 0.15mm and the retained fraction passed through a medium intensity magnetic concentrator. Both magnetic concentrate and minus 0.15mm product were joined and reground to a P_{80} = 75µ and floated again in batch scale.

Flotation conditions were pH = 10.5; 50g/t of amine and 500g/t of starch in each step of flotation.

The main results were the following:

- The work index of RoM ore was very low at 4.7kWh/t, similar to other samples from Serra do Sapo, including compact and semi-compact itabirites. The material crushed below 6.35mm showed 45% below 0.15mm. Most of quartz is in the range below 0.2mm;
- There was practically no slimes generation after grinding. Consequently there will be no need of desliming, with no losses in this stage;
- The first concentrate showed an assay of 52.3% iron. The fraction above 0.15mm of this concentrate had 34.4% and the magnetic concentrate (5000 Gauss) of this fraction, 57.5%;
- The final concentrate of second flotation achieved 68.2% iron and 1.4% silica, with a global iron recovery of 76%;
- Since only bench scale flotation and magnetic separation were carried out, there was no scavenger or cleaner operation. In the same way, magnetic concentration was performed with a very low intensity machine; and
- Both RoM and concentrate have shown a very low level of contaminants such as alumina, phosphorous, manganese and titanium. The levels of these elements were often below the detection limits of the X-ray fluorescence analysis.

The preliminary conclusions about this ore are that it is very amenable to the proposed process and improvement of the recovery and grade is possible as discussed below:

- The low work index follow the tendency of reduction of hardness with the reduction of iron content, a general rule found in this region;
- The absence of desliming will increase the global recovery of the plant; and
- Applying scavenger and cleaner circuits in flotation stages will mean much higher recovery than obtained in these bench scale tests, as occurred with Itapanhoacanga samples.

Summarizing, given these preliminary results, it is expected to achieve a high recovery when processing this ore by flotation. Figures close to 90% iron recovery may be achievable with a good grade. Due to very low work index and the fact that the iron can be pre-concentrated in coarser fractions, operational and capital costs for a plant dedicated to compact itabirites should be only slightly higher or in the same level as for friable itabirites of comparable capacity.

14.4 Final Comments about Serra do Sapo and Itapanhoacanga

Serra do Sapo and Itapanhoacanga friable itabirites have very similar behavior in the concentration plant. A slight difference in the regrind stage can be explained by a tendency for hematite crystals at Serra do Sapo to be slightly larger.

The free milling of both is achieved at a fairly coarse grind and the grade will be controlled by the capacity of flotation of coarse silica. If necessary, the plant is provided with the possibility to regrind the material before cleaner 2 stage.

Both RoM and concentrate have very low content of elements other than iron and silica. Aluminum levels are low and very often manganese and phosphorous were below detection limits of XRF. No important trace elements have been detected. The final concentrate is suitable for production of direct reduction pellets as well as blast furnace pellets

Recent information suggests that the increase of temperature inside direct reduction reactors facilitate the reduction of hematite with coarse grains. Even so, it is advisable to utilize the property of high-pressure grinding rolls for creating microscopic cracks in crystal grains to improve reducibility. This equipment has not processed the tested material.

The compact itabirite shows finer liberation, but the process is still being developed. In any case, the material has to be milled in order to be suitable for the pipeline transport to the port as designed. Since its work index is low, only small modifications in the plant are foreseen in order to process this material in the already designed plant.

It is also possible to build a new plant exclusively for compact itabirite, to take advantage of the no need of desliming prior to flotation. A pre-concentration of this material by WHIMS type magnetic separators may be economical.

14.5 Serro Mineral Processing and Metallurgical Testing

Laboratory tests were carried out to preview characteristics of lump ore adequate for the blast furnace market. The flowsheet was based on the processes used in industrial plants for producing lump ore. The main processes used in such a circuit are crushing and screening.

A total of six surface pit samples were collected representing a variety of rock types. These samples were submitted to tests at Fundação Gorceix laboratory applying the flowsheet shown in Figure 14-2. The fraction between 6.35 and 25.0mm was considered lump ore product and fraction below 6.35mm was considered as fines. Chemical analyses of these fractions were undertaken at the SGS Laboratory and the results are shown in Table 14.5.1.

Table 14.5.1: Physical and Chemical Analyses of Serro Lump Ore

				Chemical Quality							Lump Ore Size Distribution Retained (%)		
Sample	Fraction	Mass Recovery (%)	Metallurgical Recovery (%)	Fe	Al_2O_3	SiO_2	P	Mn	P.F.	FeO	16.0mm	12.5mm	6.35mm
1	RoM	100	100	62.0	2.33	5.38	0.059	0.01	2.3	1.4			
	Lump	62	65	65.2	1.67	3.26	0.039	0.01	1.0	1.3	47%	16%	37%
	Fines	38	35	56.9	3.40	8.80	0.090	0.01	4.3	1.7			
2	RoM	100	100	62.7	1.54	6.51	0.047	0.0	0.9	1.7			
	Lump	66	69	65.9	1.52	2.94	0.038	0.01	0.5	1.5	47%	16%	37%
	Fines	34	31	56.5	1.60	13.40	0.063	0.01	1.6	2.0			
3	RoM	100	100	63.5	1.87	3.61	0.054	0.02	2.4	1.7			
	Lump	75	80	67.4	0.74	0.87	0.045	0.02	0.8	1.5	67%	15%	19%
	Fines	25	20	51.6	5.30	12.00	0.083	0.02	7.3	2.5			
4	RoM	100	100	62.5	1.77	6.25	0.022	0.01	1.8	1.5			
	Lump	68	73	66.2	1.25	2.73	0.016	0.01	0.4	1.2	53%	19%	29%
	Fines	32	27	54.4	2.910	13.90	0.037	0.01	4.9	2.4			
5	RoM	100	100	61.9	2.56	5.95	0.024	0.03	1.5	1.0			
	Lump	71	75	66.1	1.29	2.80	0.017	0.02	0.4	1.0	58%	17%	25%
	Fines	29	25	51.8	5.60	13.50	0.043	0.05	4.2	1.1			
6	RoM	100	100	55.1	2.90	13.41	0.034	0.06	3.4	1.5			
	Lump	65	73	62.1	2.02	7.13	0.023	0.03	0.9	0.8	51%	18%	30%
	Fines	35	27	42.3	4.50	24.90	0.054	0.02	7.9	2.7			
Lump Ore Avg.		68	72	65.5	1.41	3.29	0.030	0.06	0.7	1.2	54%	17%	30%
Maximum		75	80	67.4	2.02	7.13	0.045	0.06	1.0	1.5	67%	19%	37%
Minimum		62	65	62.1	0.74	0.87	0.016	0.01	0.4	0.8	47%	15%	19%
Standard Deviation		5	5	1.8	0.43	2.06	0.013	0.02	0.3	0.3	0.1	0.0	0.1

To estimate the metallurgical behavior of this material in Blast Furnace reactors some metallurgical tests were carried out with a sample collected at the surface and not listed on previous tests. This sample has Fe = 66.5% and SiO_2 = 3.3%.

The results obtained in this typical sample are presented in Table 14.5.2.

Table 14.5.2: Metallurgical Results of Serro Lump Ore

Blast Furnace Tests					
RDI (%-2.80mm)	Reducibility (% Reduction)	Description		Tumble and Abrasion	
		IC (%-6.30mm)	IC (%-4.75mm)	TI (%+6.30mm)	AI (%-0.50mm)
6.8	43.8	0.04	0.03	83.2	9.0

RDI – ISO 4696 -2: 1998; Relative Reducibility – ISO 7215: 1995; Decrepitation – ISO 8371: 1994; Tumble and Abrasion – ISO 3271: 1995

The test results have shown that it is possible to produce blast furnace lump ore of high quality with the delivered compact hematite. Some 68% of mass and 72% of iron contained in the RoM was recovered in the final Lump Ore.

14.6 João Monlevade Mineral Processing and Metallurgical Testing

A total of six channel samples were collected from surface representing a variety of rock types. These samples were submitted for size fraction analyses at PCM laboratory. Chemical analyses of the various size fractions were undertaken at the LCT Laboratory at the University of Sao Paulo.

The size fraction and chemical analysis are presented below in Table 14.6.1.

Table 14.6.1: Size Fraction and Chemical Analysis of João Monlevade Itabirites

Product	Proportion (%) Max/Min	Fe (%) Max/Min	SiO_2 (%) Max/Min	P (%) Max/Min	FeO (%)
RoM	-	64.7 / 37.8	45.1 / 5.54	0.11 / <0.01	9.05 / 0.65
Granulated	49.56 / 5.04	68.8 / 29.2	58.4 / 2.18	0.11 / <0.01	12.36 / 0.65
Sinter Feed Coarse	12.11 / 2.38	67.4 / 28.3	58.6 / 1.80	0.12 / 0.01	13.87 / 0.72
Sinter Feed Fine	60.52 / 13.54	66.9 / 39	43.2 / 4.59	0.05 / 0.01	14.23 / 0.65
Pellet Feed	52.02 / 10.28	62.3 / 42	38.8 / 8.88	0.12 / <0.01	10.92 / 0.79
Slimes	14.46 / 0.22	55 / 19.3	41.9 / 6.98	0.65 / 0.12	0.5 / 0.24



SRK Consulting *Engineers and Scientists*	**Minas-Rio Project, Brazil**	**Pilot Plant Flowsheet for Serra do Sapo Ore**
SRK Job No.: 162703.04		
File Name: Figure 14-1.doc	**Source: MMX Mineração & Metálicos S.A.**	Date: 12-26-07 / Approved: LM / Figure: 14-1


Sieve 25,0
Jaw Crusher
+ 25,0 mm
- 25,0 mm
- 25,0 mm +6,35
Sieves
- 6,3 mm
Fines -6,3 mm
Lump Ore -25,0 mm +6,3 mm

SRK Consulting *Engineers and Scientists*	Minas-Rio Project, Brazil	**Pilot Plant Flowsheet for Serro Ore**
SRK Job No.: 162703.04		
File Name: Figure 14-2.doc	Source: **MMX Mineração & Metálicos S.A.**	Date: 12-26-07 / Approved: LM / Figure: 14-2

15 Mineral Resource (Item 19)

This section provides details in terms of key assumptions, parameters and methods used to estimate the mineral resources together with SRK's opinion as to their merits and possible limitations.

The resource estimations for Serra do Sapo, Itapanhoacanga, and Serro were conducted by MMX through its contracted consultant Prominas Projetos e Serviços de Mineração LTDA (Prominas) using MineSight software. SRK audited the resources using Vulcan software. The resource estimate at João Monlevade was conducted by SRK using Vulcan software and is the same resource estimate as reported in the MMX Mineração e Metálicos S.A. NI 43-101 Technical Report, Minas-Rio Project, Brazil, May 4, 2007 on Minas-Rio as no additional drilling has been conducted on that property.

15.1 Serra do Sapo

15.1.1 Drillhole Database

The drillhole sample database was compiled by MMX and verified by SRK and was determined to be of high quality. The database consists of three Microsoft Excel spreadsheets containing collar locations, drillhole orientations, assay intervals with results and geologic intervals with rock types.

The resource database contains information from 68 drillholes totaling 16,573.9m of drilling. The maximum drillhole depth is 448.75m and the minimum is 62.75m; the average drillhole depth is 243.7m. Most of the drilling at Serra do Sapo is oriented between 70° and 85° to the west southwest, perpendicular to bedding. All but six of the holes were surveyed with a Maxibor downhole survey instrument.

The sample intervals range between 0.5 and 5.8m. The average sample interval is 4.3m. A total of 10,060m were sampled.

The drilling is on a nominal 200m x 200m grid.

15.1.2 Geology

The Serra do Sapo Formation contains layers of banded iron formation (BIF) greater than 200m in thickness. The iron formation occurs, principally, as itabirites (alternate bands of hematite and quartz) as well as lenses of very compact, subordinated hematite-magnetite. Quartzite intercalations are frequent and can be the prevailing lithotype. There are also intercalations of shale. Quartzite, conglomerates and hematitic phyllites occur at the base of the sequence as thin layers. Quartzitic phyllites are also common, forming up to 50m thick layers.

The iron formation can be seen as outcrops along Serra do Sapo, extending for approximately 12km along a north-south strike and dipping 35° to 40° east. The eastern portion forms a monoclinal structure sloping 15° to 20° to the east. The evolution of the drainage system favored the build-up of a thick layer of ferruginous canga on the eastern slope, reaching a thickness of 20m. The itabirites outcrop as massive slightly weathered rock or as deeply weathered and friable.

The iron-bearing lithologies at Serra do Sapo include:

- Hard and soft hematite;

- Friable, semi-compact, and compact itabirite;
- Canga;
- Mineralized soil; and
- Ferruginous quartzite.

The non-mineralized lithologies include quartzite, schist, phyllite, and small dikes and sills of intrusive rock.

Vertical east-west geologic cross-sections were constructed and digitized in MineSight. The lithology polygons were projected halfway to the next section and halfway to the previous section and then wireframe solids of the geology were constructed from the polygons. The wireframes were used to code the block model with lithology.

15.1.3 Compositing

The raw drillhole assay data was first plotted on histogram and cumulative frequency graphs to understand the basic statistical distribution of the raw data. The histogram plots show a normal distribution and the cumulative frequency plot illustrates a continuous population set with no major changes in slope.

The raw drill data was composited into 5m intervals starting at the collar and continuing to the bottom of the hole but breaking at changes in lithology. Intervals less than 2.5m were added to the previous interval if the lithology code was the same. The appropriate codes for waiting for assay results (-1) and not sampled (-2) were used during the compositing procedures. Any intervals with no core recovery were ignored during compositing, except where the non-recovered sample was internal waste. The composites were assigned the majority rock during compositing and were also assigned the block model lithology code.

The 5m drillhole composites were plotted on histogram and cumulative frequency graphs for comparison to the raw and block model data.

15.1.4 Internal Waste

Intervals less than 2.5m in thickness defined as waste within a layer of mineralized rock were considered internal waste and were composited with the mineralized samples, thus diluting the grade within the mineralized material. Intervals of internal waste that had no assay were assigned the average grade of similar internal waste zones.

15.1.5 Specific Gravity

The specific gravity (SG) for the Serra do Sapo area was derived by averaging density data from both drillhole and outcrop samples. A total of 48 samples were collected from throughout the outcrop area. The database of outcrop samples consists of 29 samples of friable itabirite, 6 samples of footwall shale and 13 samples of hanging wall shale.

In addition to the study performed with the in situ material, a specific density study was conducted for samples collected from drill cores, through the volume displacement test or dense medium. Eighty tests were conduct, including 30 samples of compact itabirite, 29 samples of schist overlying the iron formation and 21 samples of schist below the iron formation.

The wet density results obtained from testing were:

- Compact itabirite 2.94g/cm^3;
- Friable and altered itabirite 2.55g/cm^3;
- Schist 2.48g/cm^3;
- Hard and soft hematite 4.15g/cm^3 result obtained through testing in Serro;
- Compact itabirite 2.94g/cm^3;
- Semi-compact itabirite 2.94g/cm^3; and
- Mineralized canga 2.55g/cm^3 assigned density of friable itabirite.

Density results obtained from a search of technical literature:

- Mineralized soil, Dolomite 2.00g/cm^3;
- Ferruginous quartzite 2.50g/cm^3;
- Hematitic Phyllite 2.50g/cm^3;
- Soil, Sandstone, Clay 1.80g/cm^3;
- Quartzite, Quartz Vein 2.20g/cm^3
- Gneiss, Granite, Basic Rock 2.60g/cm^3;
- Intrusive Rock 2.30; and
- Quartz schist 2.10g/cm^3.

15.1.6 Variogram Analysis

Variogram analyses were conducted on the 5m drillhole composite data to determine appropriate projection ranges and to test for any preferred orientation of the mineralization. Variograms were constructed using MineSight Data Analyst (MSDA) software along the three main geometric axes of the deposit. The longest range is oriented at 10°, 330°, correlating to the strike of the mineralization. The intermediate range is oriented at -10°, 060°, correlating to the down-dip extension of the mineralization. The shortest range, orthogonal to the previous two, is nearly vertical at -80°, 240°, correlating to the general thickness of the mineralization. The ranges, nugget values and total sill values are presented below in Tables 15.1.6.1 to 15.1.6.6.

Table 15.1.6.1: Variogram Results for 5m Composite Data – Fe

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
330°, 10°	340.00	900.00	7.0000	20.4000	13.7179	41.1179
60°, -10°	250.00	900.00	7.0000	20.7742	13.2334	41.0076
240°, -80°	50.00	65.00	7.0000	1.5078	28.6544	37.1622
Model Variogram	340.00	900.00	7.0000	20.4000	13.7179	41.1179

Table 15.1.6.2: Variogram Results for 5m Composite Data – SiO_2

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
330°, 10°	340.00	900.00	15.0000	41.0711	39.2087	95.2798
60°, -10°	250.00	900.00	15.0000	41.9310	37.1001	94.0311
240°, -80°	50.00	65.00	15.0000	1.0000	66.0236	82.0236
Model Variogram	340.00	900.00	15.0000	41.0711	39.2087	95.2798

Table 15.1.6.3: Variogram Results for 5m Composite Data – Al_2O_3

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
330°, 10°	340.00	900.00	0.3000	1.0209	0.6016	1.9225
60°, -10°	250.00	900.00	0.3000	1.1380	0.3719	1.8099
240°, -80°	50.00	65.00	0.3000	0.2008	1.0898	1.5906
Model Variogram	340.00	900.00	0.3000	1.0209	0.6016	1.9225

Table 15.1.6.4: Variogram Results for 5m Composite Data – P

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
330°, 10°	340.00	900.00	0.0005	0.0006	0.0008	0.0019
60°, -10°	250.00	900.00	0.0005	0.0006	0.0007	0.0018
240°, -80°	50.00	65.00	0.0005	0.0002	0.0004	0.0011
Model Variogram	340.00	900.00	0.0005	0.0006	0.0008	0.0019

Table 15.1.6.5: Variogram Results for 5m Composite Data – Mn

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
330°, 10°	340.00	900.00	0.0148	0.0006	0.0008	0.0162
60°, -10°	250.00	900.00	0.0148	0.0059	0.0325	0.0532
240°, -80°	50.00	65.00	0.0148	0.0097	0.0048	0.0293
Model Variogram	340.00	900.00	0.0148	0.0006	0.0008	0.0162

Table 15.1.6.6: Variogram Results for 5m Composite Data – LOI

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
330°, 10°	340.00	900.00	0.0780	0.3581	0.3795	0.8156
60°, -10°	250.00	900.00	0.0780	0.3719	0.3284	0.7783
240°, -80°	50.00	65.00	0.0780	0.1449	0.2074	0.4303
Model Variogram	340.00	900.00	0.0780	0.3581	0.3795	0.8156

SRK has reviewed the variograms and has also performed variogram analysis on the Fe composites. A range of 350m is more appropriate, with the 900m in the second structure obtained by MMX probably a results of extraneous factors.

15.1.7 Resource Estimation

The Serra do Sapo deposit was modeled for total Fe, Al_2O_3, LOI, Mn, P, and SiO_2. The block size is 20 x 20 x 5m. All block estimates were made using the 5m composites. The model boundaries, based on UTM SA 1969, Zone K23 SW Datum grid coordinates, are presented in Table 15.1.7.1 below.

Table 15.1.7.1: Serra do Sapo Model Limits

	Minimum	Maximum
Northing	664,500	667,000
Easting	7,898,000	7,914,000
Elevation	200	1,200

The blocks were assigned a geologic code based on the geologic wireframe solids and that code was back loaded to the composites.

The grade estimate was conducted using ordinary kriging and the variogram parameters listed in the tables above. The search ellipsoid was 350m x 350m x 50m. The grades were estimated with a minimum of 6 and maximum of 24 composites, maximum of 4 per drillhole, thus requiring a minimum of 2 drillholes for estimation of a block. A second estimation pass was made with the same parameters, but with a search of 500m x 500m x 75m. Blocks were estimated using block-composite matching for lithology. Grade was estimated in friable, semi-compact, and compact itabirite, canga, mineralized soil, and ferruginous quartzite.

15.1.8 Resource Classification

The resources were classified as indicated or inferred based on a three-step procedure:

- First, a polygon was drawn around all the drillholes and then offset outward by 150m. Blocks within that polygon could be classified as inferred, and blocks outside were excluded from the resource statement;
- Second, a polygon was drawn around the drillholes lying on a 200m x 200m grid and was then offset outward by 150m. Blocks within that polygon, and which had the closest composite within 350m, could be classified as indicated; and
- Third, a floating cone was run on the resource using the following parameters:
  - Mining Cost/t material US$1.22,
  - Processing Cost/t ore US$2.54,
  - Transportation/t ore US$1.05,
  - Environmental/t ore US$0.10,
  - G&A/t ore US$0.26,
  - Pit slope 42.0°,
  - Recovery 68%, and
  - Fe Price/Fe content of product US$1.06.

Only blocks within this conceptual pit could be considered as indicated or inferred resource.

15.1.9 Model Verification

SRK performed three types of model verification by:

- Visually comparing the block grades to the drillholes by section and by horizontal plan. Figure 15-1 is a cross-section through Serra do Sapo showing the drillholes and block grades.
- Comparing assay, composite, and block model average grades (Table 15.1.9.1)
- Re-estimating the resource using the same parameters as MMX and also using an inverse distance squared (ID2) routine. The tonnage so determined was within 5% of MMX's results, which is considered to be a good comparison, and the grade was nearly identical.
- Constructing swath plot east-west sections as shown on Figure 15-2.

SRK considers the resource estimate to be valid and to have been conducted according to industry best practices.

Table 15.1.9.1: Serra do Sapo Comparison of Assay, Composite, and Block Model Average Grades of Iron

Lithology	Fe		
	Assay	Composites	Model Block
Itabirite, friable	38.642	38.208	38.545
Itabirite, semi-compact	32.785	31.810	32.401
Itabirite, compact	31.104	30.175	30.389
Mineralized canga	56.810	57.124	57.216
Mineralized soil	50.265	50.770	51.200
Ferruginous quartzite	22.202	21.667	20.764

15.1.10 Mineral Resource Statement

The Mineral Resources at Serra do Sapo are contained in Table 15.1.10.1 below. Tonnages are on a wet basis and estimated moisture content is 7%. Friable Itabirite includes semi-compact, canga, mineralized soil and ferruginous quartzite.

Table 15.1.10.1: Serra do Sapo Resource Statement*

Resource	Grade	Type	Cut-off	Tonnage (Mt)*	Fe%	$SiO_{2\%}$	$Al_2O_{3\%}$	P%	Mn%	LOI%
Indicated	High	Friable Itabirite	33	222	41.0	37.0	2.2	0.05	0.12	1.4
		Hard Itabirite	33	171	34.8	49.2	0.7	0.05	0.09	0.2
		Total of High Grade		393	38.3	42.3	1.5	0.05	0.10	0.9
	Low	Friable Itabirite	20	125	29.9	53.9	1.7	0.04	0.18	0.8
		Hard Itabirite	20	752	29.6	56.1	0.8	0.06	0.10	0.3
		Total of Low Grade		877	29.6	55.8	1.0	0.05	0.11	0.4
	Total Indicated			1,270	32.3	51.6	1.2	0.05	0.11	0.5
Resource	**Grade**	**Type**	**Cut-off**	**Tonnage (Mt)***	**Fe%**	**$SiO_{2\%}$**	**$Al_2O_{3\%}$**	**P%**	**Mn%**	**LOI%**
Inferred	High	Friable Itabirite	33	313	39.5	40.6	1.5	0.03	0.09	0.8
		Hard Itabirite	33	141	34.2	49.8	0.6	0.04	0.09	0.3
		Total of High Grade		454	37.9	43.4	1.2	0.03	0.09	0.6
	Low	Friable Itabirite	20	102	29.8	53.9	1.8	0.04	0.21	0.9
		Hard Itabirite	20	892	29.8	55.9	0.7	0.05	0.08	0.2
		Total of Low Grade		995	29.8	55.7	0.8	0.05	0.09	0.3
	Total Inferred			1,448	32.3	51.8	0.9	0.04	0.09	0.4

*Tonnes are reported on a wet basis; estimated moisture content is 7%.

15.1.11 Mineral Resource Sensitivity

The tonnes and grade of the Indicated and Inferred Mineral Resource at various cut-offs of Fe% are given in Table 15.1.11.1 and the grade tonnage curve is shown in the chart below.

Table 15.1.11.1: Serra do Sapo Grade Tonnage Sensitivity

Cutoffs	Tonnes (Mt)	Fe%
0.0	2744	32.19
10.0	2744	32.19
15.0	2742	32.20
20.0	2718	32.32
22.0	2692	32.43
24.0	2647	32.59
26.0	2567	32.82
28.0	2369	33.30
30.0	1872	34.41
32.0	1121	36.70
34.0	661	39.37
36.0	427	41.82
38.0	310	43.67
40.0	215	45.73


Serra do Sapo Grade Tonnage Curve
Indicated and inferred Mineral Resource
Mt
3000
2500
2000
1500
1000
500
0
Fe%
50
45
40
35
30
10 15 20 22 24 26 28 30 32 34 36 38 40
Cutoff Fe%
Tonnes (Mt)
Fe%


1300 L
1200 L
1100 L
1000 L
900 L
800 L
700 L
600 L
500 L
400 L
300 L
200 L
100 L
0 L
665000 E
66550
666000 E
666500 E
667000 E
667500 E

SRK Consulting
Engineers and Scientists

SRK Job No.: 162703.04

File Name: Figure15-1.doc

Minas-Rio Project, Brazil

Serra do Sapo Cross-section 7,907,200 with Block Fe Grades

Date: 12-26-07	Approved: LM	Figure: 15-1


Swath Plot - Fe
Fe(%)
45
40
35
30
25
20
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
East-West Section
Composite
Kriging
Poligonal

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	Serra do Sapo - Swath Plot Composite and Block Fe Grades
SRK Job No.: 162703.04		Date: 01-23-08 · Approved: LM · Figure: 15-2
File Name: Figure 15-2.doc		

15.2 Itapanhoacanga Mineral Resource Estimation

15.2.1 Drillhole Database

The drillhole sample database was compiled by MMX, verified by SRK, and is determined to be of high quality. The database consists of three Microsoft Excel spreadsheets containing collar locations, drillhole orientations, assay intervals with results and geologic intervals with rock types.

The resource database contains information from 107 drillholes totaling 13,484m of drilling. The maximum drillhole depth is 379.85m, the minimum is 27.70m, and the average drillhole depth is 126.02m. The drillholes bored in Itapanhoacanga are all vertical and downhole deviation was not measured. The deviation should be slight for holes less than 200m in depth; there are only 13 holes greater than 200m at Itapanhoacanga.

MMX sampled the iron formation and some internal waste intervals in the core. The sample intervals range between 0.65 and 6m and the average sample interval is 3.91m. A total of 1216m were sampled.

The drilling is on a nominal 200m x 200m grid with some areas drilled at 100m centers.

15.2.2 Geology

The Itapanhoacanga deposit is hosted within an iron formation consisting of friable itabirite grading downward into compact itabirite. There are also lenses of very compact, subordinate hematite-magnetite. The itabirites are contained within in a sequence of quartzites, phyllites, mica schists and carbonaceous schists. There are also intrusions of mafics and ultramafics within the meta-sedimentary rocks.

The itabirites outcrop as massive slightly weathered rock or as deeply weathered and friable material. In the latter case, the weathered itabirites may be capped by lateritic canga. The iron formation of Itapanhoacanga occurs with a north-south strike and dips to the east at an angle of 20° to 25°. A low angle thrust fault, results in the iron formation being unconformably overlain by a basement quartz-sericite-schist.

The average thickness of the iron formation is approximately 70m, with the thickness increasing from north to south (50m to 100m). Drilling indicates that the itabirite layer has good continuity at depth. The iron-bearing lithologies at Itapanhoacanga include:

- Hard hematite;
- Friable, semi-compact, and compact itabirite; and
- Ferruginous quartzite.

The non-mineralized lithologies include quartzite, schist, phyllite, and small dikes and sills of intrusive rock.

Vertical east-west geologic cross-sections were constructed and digitized in MineSight. The geology was transferred to level plans at 10m intervals. The lithology polygons were projected 10m upward and wireframes solids were created from the polygons. The wireframes were used to code the block model with lithology.

15.2.3 Compositing

The raw drillhole assay data was first plotted on histogram and cumulative frequency graphs to understand the basic statistical distribution of the raw data. The histogram plots show a normal distribution and the cumulative frequency plot illustrates a continuous population set with no major changes in slope.

The raw drill data was composited into 5m intervals starting at the collar and continuing to the bottom of the hole but breaking at changes in lithology. Intervals less than 2.5m were added to the previous interval if the lithology code was the same. The appropriate codes for waiting for assay results (-1) and not sampled (-2) were used during the compositing procedures. Any intervals with no core recovery were ignored during compositing. Core recovery is very good and there are few intervals with no recovery. The composites were assigned the majority rock during compositing and were also assigned the block model lithology code.

The 5m drillhole composites were plotted on histogram and cumulative frequency graphs for comparison to the raw and block model data.

15.2.4 Internal Waste

Intervals less than 2.5m in thickness defined as waste within a layer of mineralized rock were considered internal waste and were composited with the mineralized samples, thus diluting the grade within the ore package. Intervals of internal waste that had no assay were assigned the average grade of similar internal waste zones.

15.2.5 Specific Gravity

The SG for the Itapanhoacanga area was derived by averaging density data from both drillhole and outcrop samples. A total of 40 samples were collected from throughout the outcrop area.

In addition to the study performed with the in situ material, a specific gravity study was conducted for samples collected from drill cores, through the volume displacement test or dense medium. Sixty-five tests were conducted on the core.

The wet density results were:

- Compact itabirite 2.94g/cm^3;
- Friable and altered itabirite 2.55g/cm^3 from Serra do Sapo;
- Schist 2.71g/cm^3;
- Soft hematite 4.15g/cm^3 from Serro;
- Hard hematite 5.01g/cm^3;
- Compact itabirite 3.34g/cm^3;
- Semi-compact itabirite 2.94g/cm^3; and
- Canga 2.70g/cm^3.

The following densities were obtained from technical literature:

- Mineralized soil, Dolomite 2.00g/cm^3;
- Ferruginous quartzite 2.50g/cm^3;

- Hematitic Phyllite 2.50g/cm^3;
- Soil, Sandstone, Clay 1.80g/cm^3;
- Quartzite, Quartz vein 2.20g/cm^3;
- Gneiss, Granite, Basic Rock 2.60g/cm^3;
- Intrusive rock 2.30g/cm^3; and
- Quartz schist 2.10g/cm^3.

15.2.6 Variogram Analysis

Variogram analysis was conducted on the 5m drillhole composite data to determine appropriate projection ranges and to test for any preferred orientation of the mineralization. Variograms were constructed using MSDA software along the three main geometric axes of the deposit. The longest range is oriented at -15°E, 090°, and is the down-dip extension of the mineralization. The intermediate range is oriented at 05°, 000°, along the strike of mineralization. The shortest range, is vertical, correlating to the general thickness of the mineralization. Ranges, nugget values and total sill values are presented below in Tables 15.2.6.1 to 15.2.6.6.

Table 15.2.6.1: Variogram Results for 5m Composite Data – Fe

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
0°, 5°	198.29	567.52	12.3327	26.8019	48.7405	87.8751
90°, -15°	231.03	582.76	12.3327	35.6152	32.0624	80.0103
0°, 90°	14.86	79.33	12.3327	28.1184	38.2312	78.6823
Model Variogram	198.29	567.72	12.3327	26.8019	48.7405	87.8751

Table 15.2.6.2: Variogram Results for 5m Composite Data – SiO_2

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
0°, 5°	198.29	567.52	22.6000	46.5894	105.3867	174.5761
90°, -15°	231.03	582.76	22.6000	58.7129	93.9140	175.2269
0°, 90°	14.86	79.33	22.6000	63.2663	59.2663	145.1326
Model Variogram	198.29	567.72	22.6000	46.5894	105.3867	174.5761

Table 15.2.6.3: Variogram Results for 5m Composite Data – Al_2O_3

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
0°, 5°	198.29	567.52	0.3100	1.8657	-	2.1757
90°, -15°	231.03	582.76	0.3100	1.3941	0.2829	1.9870
0°, 90°	14.86	79.33	0.3100	1.2154	0.3438	1.8692
Model Variogram	198.29	567.72	0.3100	1.8657	-	2.1757

Table 15.2.6.4: Variogram Results for 5m Composite Data – P

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
0°, 5°	198.29	567.52	0.0001	0.0005	0.0005	0.0011
90°, -15°	231.03	582.76	0.0001	0.0006	0.0004	0.0011
0°, 90°	28.53	35.50	0.0001	0.0005	0.0004	0.0010
Model Variogram	198.29	567.72	0.0001	0.0005	0.0005	0.0011

Table 15.2.6.5: Variogram Results for 5m Composite Data – Mn

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
0°, 5°	198.29	567.52	0.0169	0.0679	0.0227	0.1075
90°, -15°	231.03	582.76	0.0169	0.0658	0.0273	0.1100
0°, 90°	14.86	79.33	0.0169	0.0537	0.0537	0.1243
Model Variogram	198.29	567.72	0.0169	0.0679	0.0227	0.1075

Table 15.2.6.6: Variogram Results for 5m Composite Data – LOI

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill (C_0+C_1+C_2)
0°, 5°	198.29	567.52	0.4800	2.6066	0.0452	3.1318
90°, -15°	231.03	582.76	0.4800	2.4866	0.1361	3.1027
0°, 90°	14.86	79.33	0.4800	2.5381	0.0523	3.0704
Model Variogram	198.29	567.72	0.4800	2.6066	0.0452	3.1318

SRK has reviewed the variography and has conducted an independent study and finds that the variograms are appropriate.

15.2.7 Resource Estimation

The Itapanhoacanga deposit was modeled for total Fe, Al_2O_3, LOI, Mn, P, and SiO_2. The block size was 20m x 20m x 5m. The model boundaries based on UTM SA 1969, Zone K23 SW Datum grid coordinates are presented in Table 15.2.7.1 below.

Table 15.2.7.1: Itapanhoacanga Model Limits

	Minimum	Maximum
Northing	664,500	668,200
Easting	7,919,000	7,926,000
Elevation	-50	1,000

The blocks were assigned a geologic code based on the geologic wireframe solids and the codes were back loaded to the composites.

The grade estimate was conducted using ordinary kriging with the variogram parameters listed in the tables above. The search ellipsoid was 250m x 250m x 50m. Grades were estimated with a minimum of 6 and maximum of 24 composites, maximum of 4 per drillhole, thus requiring a minimum of 2 drillholes for estimation of a block. A second estimation pass was made with the same parameters, but with a search of 500m x 500m x 75m. Blocks were estimated using block-composite matching for lithology. Grade was estimated in friable, semi-compact, and compact itabirite, hard hematite, and ferruginous quartzite.

15.2.8 Resource Classification

The resources were classified as indicated or inferred based on a three step procedure:

- First, a polygon was drawn around all the drillholes and then offset outward by 150m. Blocks within that polygon could be classified as inferred;
- Second, a polygon was drawn around the drillholes on a 200 x 200m grid and was then offset outward by 150m. Blocks within that polygon, and which had been estimated in the first run with the closest composite within 250m, could be classified as indicated;
- Third, a floating cone was run on the resource using the following parameters:
  - Mining Cost/t material US$1.22,
  - Processing Cost/t ore US$2.54,
  - Transportation/t ore US$1.05,
  - Environmental/t ore US$0.10
  - G&A/t ore US$0.26,
  - Pit slope 42.0°,
  - Recovery 68%, and
  - Fe Price/Fe content of product US$1.06.

Only blocks within this conceptual pit could be considered as indicated or inferred resource.

15.2.9 Model Verification

SRK used three techniques to verify the block model:

- Visually comparing the block grades to the drillholes by section and by horizontal plan. Figure 15-3 is a cross-section through Itapanhoacanga showing the drillholes and block grades.
- Comparing assay, composite, and block model average grades (Table 15.2.9.1)
- Re-estimating the resource using the same parameters as MMX and also using an inverse distance squared (ID2) routine. The tonnage so determined was within 5% of MMX's results, which is considered a good comparison, and the grade was nearly identical.
- Constructing swath plots on east-west sections as shown on Figure 15-4.

Table 15.2.9.1: Itapanhoacanga Comparison of Assay, Composite, and Block Model Average Grades of Iron

Lithology	Fe		
	Assay	Composites	Model Block
Hematite, hard	64.6	64.6	64.6
Itabirite, friable	38.3	38.3	42.0
Itabirite, semi- compact	48.5	48.0	49.4
Itabirite, compact	32.1	32.2	33.1
Ferruginous quartzite	20.1	20.1	20.5

SRK considers the resource estimate to be valid and to have been conducted according to industry best practices.

15.2.10 Mineral Resource Statement

The Mineral Resources at Itapanhoacanga are contained in Table 15.2.10.1 below. Tonnages are on a wet basis and estimated moisture content is 7%. Friable Itabirite includes semi-compact itabirite, hard hematite and ferruginous quartzite.

The Mineral Resources at Itapanhoacanga are contained in Table 15.2.10.1 below.

Table 15.2.10.1: Itapanhoacanga Resource Statement*

Grade	Type	Cut-off	Tonnage (Mt)*	Fe%	SiO_2%	Al_2O_3%	P%	Mn%	LOI%
High	Friable Itabirite	33.00	83	40.3	40.4	1.4	0.03	0.06	0.8
	Hard Itabirite		-	0.0	0.0	0.0	0.00	0.00	0.0
	Total of High Grade		83	40.3	40.4	1.4	0.03	0.06	0.8
Low	Friable Itabirite	20.00	7	31.8	53.7	1.0	0.03	0.07	0.5
	Hard Itabirite	-	-	0.0	0.0	0.0	0.00	0.00	0.0
	Total of Low Grade		7	31.8	53.7	1.0	0.03	0.07	0.5
Total Indicated			89	39.7	41.3	1.4	0.03	0.06	0.7
Grade	**Type**	**Cut-off**	**Tonnage (Mt)***	**Fe%**	**SiO_2%**	**Al_2O_3%**	**P%**	**Mn%**	**LOI%**
High	Friable Itabirite	33.00	284	40.4	38.8	1.6	0.04	0.24	0.9
	Hard Itabirite		32	34.2	48.3	1.1	0.01	0.10	0.9
	Total of High Grade		315	39.8	39.8	1.5	0.03	0.23	0.9
Low	Friable Itabirite	20.00	78	29.1	53.7	2.1	0.04	0.24	1.1
	Hard Itabirite	20.00	19	31.4	51.7	1.1	0.01	0.15	1.2
	Total of Low Grade		96	29.6	53.3	1.9	0.03	0.22	1.1
Total Inferred			412	37.4	42.9	1.6	0.03	0.23	1.0

*Tonnes are reported on a wet basis; estimated moisture content is 7%.

15.2.11 Mineral Resource Sensitivity

The tonnes and grade of the Indicated and Inferred Mineral Resources at various cut-offs of Fe% are given in Table 15.2.11.1 and the grade tonnage curve is shown in the chart below.

Table 15.2.11.1: Itapanhoacanga Grade Tonnage Sensitivity

Cutoffs	Tonnes (Mt)	Fe (%)
0.00	506	37.64
10.00	506	37.64
15.00	506	37.65
20.00	501	37.83
22.00	490	38.21
24.00	487	38.32
26.00	484	38.39
28.00	480	38.49
30.00	467	38.74
32.00	435	39.30
34.00	347	40.89
36.00	272	42.52
38.00	215	43.97
40.00	161	45.66


Itapanhoacanga Grade Tonnage Curve
Indicated and inferred Mineral Resource
600
500
400
300
200
100
-
kTonnes
47
45
43
41
39
37
35
Fe%
10
15
20
22
24
26
28
30
32
34
36
38
40
Cutoff Fe%
Tonnes (Mt)
Fe (%)



1100 L
1000 L
900 L
800 L
700 L
600 L
500 L
400 L
300 L
200 L
100 L
0 L
-100 L
666500 E
667000 E
667500 E
668000 E
Friable Itabirite
BLOCK : FE
BLOCK : FE
0.000 <= < 20.000
20.000 <= < 35.000
35.000 <= < 50.000
50.000 <= < 100.000

SRK Consulting
Engineers and Scientists

SRK Job No.: 162703.04

File Name: Figure15-3.doc

Minas-Rio Project, Brazil

Itapanhoacanga Cross-section 7,920,650 with Block Fe Grades

Date: 12-26-07 | Approved: LM | Figure: 15-3


Swath Plot - Fe
Fe(%)
60
55
50
45
40
35
30
25
20
15
10
3
5
7
9
11
13
15
17
19
21
23
27
29
31
33
35
37
39
East-West Section
Composta
Kriging
Poligonal

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	**Itapanhoacanga - Swath Plot, Composite and Block Fe Grades**
SRK Job No.: 162703.04		Date: 01-23-08 / Approved: LM / Figure: 15-4
File Name: Figure 15-4.doc		

15.3 Serro Mineral Resource Estimation

15.3.1 Drillhole Database

The drillhole sample database was compiled by MMX and is determined to be of high quality. The database consists of three Microsoft Excel spreadsheets containing collar locations, drillhole orientations, assay intervals with results and geologic intervals with rock types. The electronic database was verified to the original source data and no errors were found.

The resource database contains information from 73 drillholes totaling 8,285.7m of drilling. The maximum drillhole depth is 240.50m and the minimum is 49m; the average is 113.5m. The drillholes bored in the Serro area all vertical, except for one drilled at an inclination of -45° and another at an inclination of -85°. None of the holes have been surveyed for downhole deviation.

The sample intervals range between 0.5 to 13.65m and the average sample interval is 4.0m. A total of 2,459m were sampled. Assays had not been received for one drillhole at the time of the resource estimation.

15.3.2 Geology

The Serro deposit consists of three geologic sectors. The southern and the northern areas represent a simple monoclinal structure, with the iron formation having a thickness of 60 to 70m and dipping about 30° to east. The central and most important portion of the property, which is called Céu Aberto, is a complex structure where the iron formation has been cut by a set of northwest oriented low-angle thrust faults. The faulting created a succession of drag folds, resulting in a total accumulated thickness of more than 200m. The fracturing associated with the faulting allowed for the weathering to reach great depths, from 40m at the lower elevations to 100m at the highest points of the ridge. The transverse faults formed pathways for basic and ultrabasic intrusives.

Most of the holes drilled by RTZ during their tenure of the property and the great majority of the holes of MMX were located at the higher portions of the ridge, where the upper part of the itabirites had been removed by erosion, and the fresh rock that supports the ridge was close to the surface.

Information from drillholes that had been logged, but for which assays had not been received, were used in the geologic interpretation.

The iron-bearing lithologies at Serro include:

- Hard and soft hematite;
- Friable, semi-compact, and compact itabirite;
- Canga;
- Mineralized soil; and
- Ferruginous quartzite.

The non-mineralized lithologies include quartzite, schist, phyllite, and small dikes and sills of intrusive rock.

Vertical east-west geologic cross-sections were constructed and digitized MineSight. The geology was transferred to level plans at 10m intervals. The lithology polygons were projected

10m upward and wireframes solids were created from the polygons. The wireframes were used to code the block model with lithology.

15.3.3 Compositing

The raw drillhole assay data was first plotted on histogram and cumulative frequency graphs to understand the basic statistical distribution of the raw data. The histogram plots show a normal distribution and the cumulative frequency plot illustrate a continuous population set with no major changes in slope.

The raw drill data was composited into 5m intervals starting at the collar and continuing to the bottom of the hole but breaking on all lithology code changes. Any interval less than 2.5m was therefore located at the bottom of each llithology. The appropriate codes for waiting for assay results (-1) and not samples (-2) were used during the compositing procedures. Any intervals with no core recovery were ignored during compositing, except when the non-recovered sample takes on the condition of internal waste. The 5m drillhole composites were plotted on histogram and cumulative frequency graphs for comparison to the raw and block model data.

15.3.4 Internal Waste

Intervals less than 2.5m in thickness defined as waste within a layer of mineralized rock were considered internal waste and were composited with the mineralized samples, thus diluting the grade within the ore package. Intervals of internal waste that had no assay were assigned the average grade of that lithology.

15.3.5 Specific Gravity

The SG for the Serro area was derived by averaging density data from both drillhole and outcrop samples. A total of 28 samples were collected from throughout the outcrop area.

In addition to the study performed with the in situ material, a specific gravity study was conducted for samples collected from drill cores, through the volume displacement test or dense medium. Ninety-one tests were conducted on core samples.

The wet density results obtained from testing were:

- Compact itabirite 3.01g/cm^3;
- Friable and altered itabirite 2.38g/cm^3;
- Schist 2.55g/cm^3;
- Soft and hard hematite 4.15g/cm^3;
- Hard hematite 5.01g/cm^3;
- Compact, semi-compact itabirite 3.34g/cm^3; and
- Canga 2.39g/cm^3.

The following densities were obtained from a review of the technical literature:

- Mineralized canga 2.55g/cm^3;
- Mineralized soil, Dolomite 2.00g/cm^3;
- Ferruginous quartzite 2.50g/cm^3;

- Hematitic Phyllite 2.50g/cm^3;
- Soil, Sandstone, Clay 1.80g/cm^3;
- Quartzite, Quartz vein 2.20g/cm^3;
- Non-recovered 2.55g/cm^3;
- Gneiss, Granite, Basic Rock 2.60g/cm^3;
- Intrusive rock 2.30g/cm^3; and
- Quartz schist 2.10g/cm^3.

15.3.6 Variogram Analysis and Modeling

Variogram analysis was conducted on the 5m drillhole composite data to determine appropriate projection ranges and to test for any preferred orientation of the mineralization. Variograms were constructed using MSDA software along the three main geometric axes of the deposit. The longest range was oriented at 05°, 010°, correlating to the strike of the mineralization. The intermediate range is oriented at a-10°, 060°, correlating to the down-dip extension of the mineralization. The shortest range, oriented orthogonal is vertical and represents the general thickness of the mineralization. Ranges, nugget values and total sill values are presented below in Tables 15.3.6.1 to 15.3.6.6.

Table 15.3.6.1: Variogram Results for 5m Composite Data – Fe

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill ($C_0+C_1+C_2$)
10° 5°	146.11	600.00	10.14000	26.1639	15.2104	51.5143
60° -10°	225.00	598.63	10.14000	47.6537	2.5623	60.3560
0° 90°	17.00	35.00	10.14000	8.6042	38.3080	57.0522
Model Variogram	146.11	600.00	10.14000	26.1639	15.2104	51.5143

Table 15.3.6.2: Variogram Results for 5m Composite Data – SiO_2

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill ($C_0+C_1+C_2$)
10° 5°	150.00	600.00	20.3500	57.7728	34.2298	112.3526
60° -10°	225.00	600.00	20.3500	87.1057	16.2751	123.7308
0° 90°	17.13	34.96	20.3500	37.7929	58.9736	117.1165
Model Variogram	146.11	600.00	20.3500	57.7728	34.2298	112.3526

Table 15.3.6.3: Variogram Results for 5m Composite Data – Al_2O_3

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill ($C_0+C_1+C_2$)
10° 5°	150.00	600.00	0.50	1.7885	1.4858	3.7743
60° -10°	225.00	600.00	0.50	2.4514	1.0252	3.9766
0° 90°	17.00	34.99	0.50	1.8373	0.4578	2.7951
Model Variogram	146.11	600.00	0.50	1.7885	1.4858	3.7743

Table 15.3.6.4: Variogram Results for 5m Composite Data – P

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill ($C_0+C_1+C_2$)
10° 5°	150.00	600.00	0.1560	0.1994	0.6402	0.9956
60° -10°	225.00	600.00	0.1560	0.2979	0.5601	1.0140
0° 90°	17.00	35.00	0.1560	0.1913	0.5238	0.8711
Model Variogram	146.11	600.00	0.1560	0.1994	0.6402	0.9956

Table 15.3.6.5: Variogram Results for 5m Composite Data – Mn

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill ($C_0+C_1+C_2$)
10° 5°	150.00	600.00	0.0465	0.3425	0.6870	1.0760
60° -10°	225.00	600.00	0.0465	0.6311	0.4347	1.1123
0° 90°	17.48	34.96	0.0465	0.1409	0.1124	0.2998
Model Variogram	146.11	600.00	0.0465	0.3425	0.6870	1.0760

Table 15.3.6.6: Variogram Results for 5m Composite Data – LOI

Orientation	Range A_1 (m)	Range A_2 (m)	Nugget (C_0)	C_1 Sill	C_2 Sill	Total Sill ($C_0+C_1+C_2$)
10° 5°	150.00	600.00	0.4014	1.3412	0.9541	2.6967
60° -10°	225.00	600.00	0.4014	2.4997	0.1086	3.0097
0° 90°	17.00	34.92	0.4014	1.4320	0.5135	2.3469
Model Variogram	146.11	600.00	0.4014	1.3412	0.9541	2.6967

15.3.7 Grade Estimation

The Serro deposit was modeled for total Fe, Al_2O_3, LOI, Mn, P, and SiO_2. The final block size is 20 x 20 x 5m. All block estimates were made using the 5m composites. The model boundaries based on UTM SA 1969, Zone K23 SW Datum grid coordinates are presented in Table 15.3.7.1 below.

Table 15.3.7.1: Serro Model Limits

	Minimum	Maximum
Northing	669,800	662,300
Easting	7,944,250	7,914,000
Elevation	550	1,250

The blocks were assigned a geologic code based on the geologic wireframe solids and the codes were back loaded to the composites.

The grade estimate was accomplished with ordinary kriging using the variogram parameters from the tables above, and a search ellipsoid 250m x 250m x 50m. The grades were estimated with a minimum of 6 and maximum of 24 composites, maximum of 4 per drillhole, thus requiring a minimum of 2 drillholes for estimation of a block. A second estimation pass was made with the same parameters, but with a search of 500m x 500m x 75m. Blocks were estimated using block-composite matching for lithology.

15.3.8 Resource Classification

The resources were classified as indicated or inferred based on a three step procedure:

- First, a polygon was drawn around all the drillholes and then offset outward by 150m. Blocks within that polygon could be classified as inferred;
- Second, a polygon was drawn around the drillholes on a 200 x 200m grid and was then offset outward by 150m. Blocks within that polygon, and which had been estimated in the first run with the closest composite within 250m, could be classified as indicated;
- Third, a floating cone was run on the resource using the following parameters:
  - Mining Cost material US$1.22,
  - Processing Cost/t ore US$2.54,
  - Transportation/t ore US$1.05,
  - Environmental/t ore US$0.10
  - G&A/t ore US$0.26,
  - Pit slope 42.0°,
  - Recovery 68%, and
  - Fe Price/Fe content of product US$1.06.

Only blocks within this conceptual pit could be considered as indicated or inferred resource.

15.3.9 Model Verification

SRK verified the block model using three techniques:

- Visually comparing the block grades to the drillholes by section and by horizontal plan. Figure 15-5 is a cross-section through Serro showing the drillholes and block grades.
- Comparing assay, composite, and block model average grades (Table 15.3.9.1)
- Re-estimating the resource using the same parameters as MMX and also using an inverse distance squared (ID2) routine. The tonnage so determined was within 5% of MMX's results, which is considered a good comparison, and the grade was nearly identical.
- Constructing swath plots on east-west sections as shown on Figure 15-6.

SRK considers the resource estimate to be valid and to have been conducted according to industry best practices.

Table 15.3.9.1: Serro Comparison of Assay, Composite, and Block Model Average Grades of Iron

	Fe		
Lithology	Assay	Composites	Model Block
Hematite, hard	61.73	62.65	59.96
Itabirite, friable	34.10	34.11	35.15
Itabirite, semi-compact	31.63	31.63	29.86
Itabirite, compact	30.41	30.51	30.46
Mineralized canga	50.19	49.85	52.30
Mineralized soil	41.46	41.15	41.08
Ferruginous quartzite	22.57	22.33	22.88

15.3.10 Resource Classification

The resources were classified as indicated or inferred based a three-step procedure:

- First, a polygon was drawn around all the drillholes and then offset outward by 150m. Blocks within that polygon could be classified as inferred, blocks outside the polygon were not considered a part of the resource;
- Second, a second polygon was drawn around the drillholes on a 200 x 200m grid and was then offset outward by 150m. Blocks within that polygon, and which had been estimated in the first run with the closest composite within 250m, could be classified as indicated;
- Third, a floating cone was run on the resource using the following parameters:
  - Mining Cost/t material US$1.22,
  - Processing Cost/t ore US$2.54,
  - Transportation/t ore US$1.05,
  - Environmental/t ore US$0.10
  - G&A/t ore US$0.26,
  - Pit slope 42.0°,
  - Recovery 68%, and
  - Fe Price/Fe content of product US$1.06.

Only blocks within this conceptual pit could be considered as indicated or inferred resource.

15.3.11 Mineral Resource Statement

The Mineral Resources at Serro are contained in Table 15.3.11.1 below. Tonnages are on a wet basis; estimated moisture content is 7%. Friable Itabirite includes semi-compact itabirite, hard hematite, canga, mineralized soil and ferruginous quartzite.

Table 15.3.11.1: Serro Resource Statement*

Resource	Grade	Type	Cut-off	Tonnage (Mt)*	Fe%	SiO_2%	Al_2O_3%	P%	Mn%	LOI%
Indicated	High	Friable Itabirite	33	21	38.6	39.6	2.8	0.03	0.16	1.0
		Hard Itabirite	33	3	34.8	45.9	1.8	0.11	0.07	0.6
		Total of High Grade		25	38.0	40.5	2.7	0.04	0.14	1.0
	Low	Friable Itabirite	20	25	28.9	52.3	2.7	0.04	0.30	1.1
		Hard Itabirite	20	76	29.3	54.6	1.3	0.06	0.07	0.6
		Total of Low Grade		101	29.2	54.0	1.6	0.06	0.13	0.7
	Total Indicated			126	30.9	51.4	1.8	0.05	0.13	0.8
Resource	**Grade**	**Type**	**Cut-off**	**Tonnage (Mt)***	**Fe%**	**SiO_2%**	**Al_2O_3%**	**P%**	**Mn%**	**LOI%**
Inferred	High	Friable Itabirite	33	17	39.7	38.3	2.7	0.03	0.09	1.2
		Hard Itabirite	33	39	36.4	43.2	2.1	0.07	0.04	0.6
		Total of High Grade		56	37.4	41.7	2.3	0.06	0.06	0.8
	Low	Friable Itabirite	20	37	23.7	56.6	3.7	0.06	0.25	2.1
		Hard Itabirite	20	220	29.7	54.0	1.4	0.07	0.06	0.4
		Total of Low Grade		256	28.9	54.4	1.7	0.07	0.09	0.6
	Total Inferred			312	30.4	52.1	1.8	0.07	0.08	0.6

*Tonnes are reported on a wet basis; estimated moisture content is 7%.

15.3.12 Mineral Resource Sensitivity

The tonnes and grade of the Indicated and Inferred Mineral Resource at various cut-offs of Fe% are given in Table 15.3.12.1 and the grade tonnage curve is shown in the chart below.

Table 15.3.12.1: Serro Grade Tonnage Sensitivity

Cutoffs	Tonnage (Mt)	Fe (%)
0.0	438	30.54
10.0	438	30.54
15.0	438	30.54
20.0	438	30.55
22.0	426	30.81
24.0	411	31.10
26.0	395	31.35
28.0	344	31.95
30.0	231	33.39
32.0	102	36.49
34.0	67	38.46
36.0	47	39.91
38.0	31	41.47
40.0	19	43.01


Serro Grade Tonnage Curve
Indicated and inferred Mineral Resource
500
450
400
350
300
250
200
150
100
50
-
Mt
48
46
44
42
40
38
36
34
32
30
28
Fe%
10 15 20 22 24 26 28 30 32 34 36 38 40
Cutoff Fe%
Tonnage (Mt)
Fe (%)



1500 L
1400 L
1300 L
1200 L
1100 L
1000 L
900 L
800 L
700 L
600 L
500 L
400 L
300 L
670000 E
670500 E
671000 E
671500 E
672000 E
Friable Itabirite
Compact Itabirite
Compact Itabirite
BLOCK : FE
0.000 <= < 20.000
20.000 <= < 30.000
30.000 <= < 50.000
50.000 <= < 100.000

SRK Consulting
Engineers and Scientists

SRK Job No.: 162703.04

File Name: Figure 15-5.doc

Minas-Rio Project, Brazil

Serro Typical Block Model Cross-section Showing Distribution of Fe

Date: 12-26-07	Approved: LM	Figure: 15-5



Swath Plot - Fe
70
60
50
40
30
20
10
0
Fe (%)
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
East-West Section
Composta
Kriging
Poligonal

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	**Serro East-West Swath Plot of Fe Grades in Composites vs. Model Grades**
SRK Job No.: 162703.04		Date: 12-26-07
File Name: Figure 15-6.doc		Approved: LM
		Figure: 15-6

15.4 João Monlevade Mineral Resource Estimation (Item 19)

This section provides details in terms of key assumptions, parameters and methods used to estimate the mineral resources together with SRK's opinion as to their merits and possible limitations. SRK conducted the resource estimation using Vulcan software. This resource estimate was presented in the Minas-Rio Technical Report (2007). No additional drilling has been performed on the site after that resource was estimated.

15.4.1 Drillhole Database

The drillhole sample database was compiled by MMX and verified by SRK and is determined to be of high quality. The database consists of four Microsoft Excel spreadsheets containing collar locations, drillhole orientations, assay intervals with results, and geologic intervals with rock types. The electronic database was verified to the original source data and no errors were found.

The resource database contains information from 41 drillholes totaling 3,865m of drilling. The maximum drillhole depth is 275m and the average is 94m. All of the holes were drilled vertically and none were surveyed for down hole deviation. Due to the nature of the geology and average depth of drilling the lack of down hole deviation surveys is not a concern. The sample intervals range between 1 to 5m. The average sample interval is 4m.

15.4.2 Geology

The João Monlevade deposit is hosted within a friable itabirite unit, which grades downward into a compact itabirite. Several thin bands of hard hematite were encountered in the drilling. These are estimated to comprise about 2% of the deposit and were not separated during modeling. The units form a large open syncline with a vertical axial plane striking northeast.

15.4.3 Compositing

The raw drillhole assay data was first plotted on histogram and cumulative frequency graphs to understand the basic statistical distribution of the raw data. The histogram plots show a normal distribution. The cumulative frequency plot illustrates a continuous population set up to the 50% Fe level where a distinct increase in slope occurs. No outliers are present and no capping was applied.

The raw drill data was composited into 5m intervals starting at the collar and continuing to the bottom of the hole but breaking on all geologic code changes. Any interval less than 5m was therefore located at the bottom of each geologic unit. The appropriate codes for missing samples and no recovery were used during the compositing procedures. The 5m drillhole composites were plotted on histogram and cumulative frequency graphs for comparison to the block model data. The histogram and cumulative probability plots described above are summarized in Table 15.4.3.1.

Table 15.4.3.1: Statistical Comparisons of Fe% in Raw, Composite and Block Model Assays

Data Group	Mean	Median	Maximum	1st Quartile	3rd Quartile	Variance
5m Drillhole Composites	47.47	47.25	69.09	42.11	51.41	86
Inverse Distance Squared Block Model	39.55	45.02	67.27	39.98	50.02	324
Ordinary Kriging Block Model	39.16	44.72	67.20	38.79	49.64	315
Polygonal Block Model (ID^{4th})	39.57	44.99	68.48	39.96	50.11	326

15.4.4 Specific Gravity

The SG for the João Monlevade area was derived by comparing the average grade of the friable itabirite with similar itabirites from adjacent properties. Density determinations were conducted on a few surface samples from João Monlevade but no grade analyses were made for the samples and the data was determined to be insufficient for an accurate density. Data from the Itapanhoacanga deposit and other nearby mines was used to assign a general SG of 2.6g/cm^3 for all itabirite material. SRK acknowledges that this is a not an industry accepted practice and has accommodated for it in the resource classification.

15.4.5 Variogram Analysis

Variogram analysis was conducted on the 5m drillhole composite data to determine appropriate projection range. Due to the folded geometry of the mineralization, only an omni-directional variogram was constructed. A wide range of lag distances was tested and in all cases, the range was always equal to the first lag. The best variogram as determined by the lowest nugget value and showed a range of 100m. Ranges, nugget values and total sill are presented below in Table 15.4.5.1.

Table 15.4.5.1: Variogram Results for 5m Composite Data

Orientation	Range	Nugget	C_1 Sill Differential
Omni-directional Variogram	100m	30	55

15.4.6 Resource Estimation

The João Monlevade deposit was modeled for total Fe, FeO, Al_2O_3, Ca, LOI, Mg, Mn, P, S, SiO_2 and TiO_2. The final block size used was 15m x 15m x 15m all block estimates were made using the 5m composites. The model boundaries based on UTM SA 1969, Zone K23 SW Datum grid coordinates are presented in Table 15.4.6.1 below.

Table 15.4.6.1: João Monlevade Model Limits

	Minimum	Maximum
Northing	7,807,000	7,809,505
Easting	664,000	698,005
Elevation	540	1,005

A grade shell based on total Fe was used to control the projection limits of the resource estimate. SRK used the drillhole composite data to create polygonal outlines in cross-section, which snapped precisely to the composite boundaries in the drillholes based on a 15% cut-off of Fe. The polygons were then triangulated into a 3-D grade shell solid. The block model was limited to include only the resources above the 540m elevation. This level is equal to the nearby river and open pit mining is believed to be unfeasible below the water table.

The grade estimate was conducted using a search ellipsoid 250m x 250m x 250m. A minimum of one and maximum of nine composites were required to assign grade to each block. The distance to the nearest composite and the number of drillholes used to estimate grade was stored for later use in resource classification.

15.4.7 Model Verification

The João Monlevade model was run using three different sets of estimation parameters including Inverse Distance Weighting Squared, Polygonal and Ordinary Kriging. The modeling algorithms were all limited to only the composites and blocks within the confining grade shell created by SRK.

The resulting block model grades were compared to the composite assay values to review the histogram distribution, cumulative frequency distribution and average grade of each. Table 15.4.6.1 lists the statistical comparisons of each data group from within the grade shell. The various models display minor variations in tons and grade but the estimated metal content varies little.

A typical block model cross-section of Fe derived by Inverse Distance Weighting Squared is shown in Figure 15-7. For comparison, the 5m assay composites of Fe are included on this same section. The modeling results from the different estimations parameters are presented in Table 15.4.7.1 below.

Table 15.4.7.1: Model Verification Results

João Monlevade Resource Comparisons							
Resource Category		Inverse Distance Squared Estimation		Polygonal Estimation		Ordinary Kriging Estimation	
	Cut-off Fe %	Average Fe %	Tonnes (000's)	Average Fe %	Tonnes (000's)	Average Fe %	Tonnes (000's)
Inferred	30	46.8	133.3	46.9	133.3	46.4	133.3
	35	47.0	131.3	47.1	131.2	46.4	133.2
	40	48.0	117.1	48.1	116.3	47.8	112.7
	45	51.1	77.4	51.2	77.2	50.5	75.6

* Mineral resources that are not mineral reserves, they do not have demonstrated economic viability.

Each of the three estimation techniques were analyzed by a procedure called point validation where a composite value is removed from the database and its value is then estimated by the block modeling procedure. The results are then compared on x-y scatter plots where a best-fit regression line is fit to the data points. In theory, the closer the regression line slope and correlation co-efficient get to one, the better the estimation. The João Monlevade models were analyzed by point validation of the Fe 5m composite database. Table 15.4.7.2 lists the results of the point validations. .

Table 15.4.7.2: Point Validation of Fe Data from the Three Estimation Techniques

Modeling Algorithm	Correlation Coefficient	Slope of Best Fit Regression Line
Inverse Distance Squared	0.69	0.58
Ordinary Kriging	0.65	0.46
Polygonal	0.69	0.66

15.4.8 Resource Classification

The Mineral Resources are classified under the categories of Measured, Indicated and Inferred Mineral resources according to CIM guidelines. Tonnes are reported on a wet basis. Classification of the resources reflects the relative confidence of the grade estimates, primarily as a function of sample spacing relative to geological and geo-statistical observations regarding the continuity of mineralization.

In this study, the entire resource was classified as inferred due to the uncertainty of the density determinations.

15.4.9 Mineral Resource Statement

Based on visual comparison of block grade distribution relative to drillhole composites, histogram comparison between the same and the point validation results, the Inverse Distance Squared estimation was chosen as the most appropriate method for João Monlevade. The tonnage and grade at a 30% Fe cut-off of the inferred resource are shown in Table 15.4.9.1. Tonnes are reported on a wet basis and estimated moisture content is 7%.

Table 15.4.9.1: João Monlevade Resource Statement*

Cut-off	t(000's)*	Fe %	Al_2O_3 %	Ca %	FeO %	LOI	Mg %	Mn %	P %	S %	SiO_2 %	TiO_2 %
30	133.3	46.8	1.3	0.16	5.5	1.77	0.3	0.4	0.08	0.001	29.0	0.07

* Tonnes are reported on a wet basis.
* Mineral resources that are not mineral reserves, they do not have demonstrated economic viability.

15.4.10 Mineral Resource Sensitivity

The grade tonnage distribution for inferred resources at João Monlevade is shown in Table 15.4.10.1 and the chart below.

Table 15.4.10.1: João Monlevade Grade Tonnage Sensitivity

Cutoff	Tonnage (Mt)	Fe(%)
25	133	46.83
30	133	46.83
35	131	47.02
40	117	48.01
45	77	51.05
50	39	54.10
55	15	56.93
60	2	61.32


Joao Monlevade Grade Tonnage Curve
Inferred Mineral Resource
Cutoff Fe%
140
120
100
80
60
40
20
0
65
60
55
50
45
40
20
30
40
50
60
70
Cutoff Fe%
Tonnage (Mt)
Fe(%)



1200 L
1100 L
1000 L
900 L
800 L
700 L
600 L
500 L
400 L
300 L
200 L
7807500 N
7808000 N
7808500 N

SRK Consulting Engineers and Scientists	Minas-Rio Project, Brazil	João Monlevade Typical Block Model Cross-section 7,807,800N Showing Distribution of Fe
SRK Job No.: 162703.04		Date: 01-23-08 · Approved: LM · Figure: 15-7
File Name: Figure 15-7.doc		

16 Other Relevant Data and Information (Item 20)

16.1 Ownership

On January 17, 2008, MMX issued the following press release:

MMX is pleased to announce that a wholly-owned subsidiary of Anglo American plc ("Anglo American") and Mr. Eike Batista have entered into a period of exclusive discussions in relation to the acquisition (the "Acquisition Transaction") by Anglo American of Mr. Batista's shares in a new company to be formed ("Newco") in connection with a proposed spin-off of certain assets and liabilities of MMX to Newco and LLX Logística S.A. ("LLX"), with the balance of assets and liabilities remaining in MMX (the "Reorganization Transaction"). It is proposed that the Reorganization Transaction will be a condition to the completion of the Acquisition Transaction. The terms of the Acquisition Transaction will also include the payment by Newco to MMX of an ongoing royalty, commencing in 2023 for MMX Amapá and 2025 for MMX Minas-Rio, as well as other mutual commitments of the parties.

Upon completion of the Reorganization Transaction, Newco will hold MMX's current 51% interest in the MMX Minas-Rio System (excluding the 51% interest in LLX Minas-Rio currently held by LLX) and MMX's current 70% interest in the MMX Amapá System. Upon completion of the Acquisition Transaction, Anglo American will pay a price of approximately US$361.12 per Newco share (assuming one Newco share for each current MMX share) or US$5.5 billion for 100% of the issued and outstanding shares. A wholly owned subsidiary of Anglo American already holds a 49% interest in the MMX Minas-Rio System and in LLX Minas-Rio. After the Reorganization Transaction, MMX will continue to be Mr. Batista's exclusive vehicle for mining projects generally and LLX for ports and inbound logistics, in each case for as long as Mr. Batista controls such entities. As part of the Reorganization Transaction, MMX would also have an option to own 50% of the first pellet plant to be built on the Açu Port.

In connection with the Reorganization Transaction, each of Newco and LLX will be listed on the Novo Mercado and shareholders of MMX will be entitled to hold shares in each of the three companies, receiving one share in the capital of Newco and LLX for every MMX share held. In addition, each global depositary receipt of MMX will represent 1/20th of a share of each of MMX, LLX and Newco.

Closing of each of the Reorganization Transaction and the Acquisition Transaction will be subject to a number of terms and conditions, including board and regulatory approval and the negotiation of definitive transaction documents. In addition, each of Newco, LLX and MMX will be required to obtain securityholder approval for the completion of the Reorganization Transaction.

16.2 Opportunities

At Serra do Sapo Drilling has taken place over less than 50% of the strike length of the deposit and further exploration is expected yield between 800Mt and 1000Mt of additional friable itabirite resources.

It must be emphasizied that this potential quantity is conceptual in nature, that there is insufficient exploration to define a mineral resource tht it is uncertain if further exploration will result in the determination of a mineral resource.

17 Additional Requirements for Development and Production Properties (Item 25)

MMX is currently in the process of obtaining the necessary licenses to construct the pipeline and the port facility. Drilling programs are in progress at Serra do Sapo, Itapanhoacanga and Serro; applications for the mining permits will be made once the drilling is completed and the final report is filed with the DNPM. The following sections describe the pipeline, port facility, process and the conceptual mining methods.

17.1 Concentrate Slurry Pipeline System

Preliminary pipeline engineering work was completed by Pipeline Systems Incorporated (PSI) to determine the system feasibility based on iron concentrate slurry properties known from other commercial systems and from PSI's database of iron concentrate properties. Detailed engineering is underway.

The concentrate slurry pipeline will transport concentrate from the process plant near Conceição do Mato Dentro in the state of Minas Gerais to a port facility at Barra do Açu near Campos in the state of Rio de Janeiro. The ore will be ground and cleaned to produce concentrate, which will be transported via a 553km, 24in pipeline.

The pipeline system is designed to transport 24.5 million dry metric tonnes per year (dMt/yr) of iron concentrate. The pipeline will be buried at least 0.76m below ground, and deeper at stream and road crossings where the greater depth is required because of surface activity or for geotechnical reasons. Three pump stations (PS1, PS2 and PS3) are required. PS1 will be located near the Mine area, PS2 located near Vargem Linda at about 163km down the pipeline from the mine pump station and the third located near Matipo at about 268km down the pipeline from the mine pump station. Additionally one valve station and 12 pressure-monitoring stations are located along the pipeline. The valve station serves as the site for an orifice backpressure station around 367kp.

The Project schedule through to commissioning is projected to take between 24 and 30 months.

17.2 Porto do Açu Port Facility

MMX will construct the Porto do Açu in the state of Rio de Janeiro in the coastal region of North Fluminense between the lighthouse of São Tomé and the mouth of the Paraíba do Sul River. The specifications for the port facility are as follows:

- Exportation of 24.5dMt iron product annually in the form of pellet-feed;
- Maximum projected capacity of ships to be loaded at the Port equal to 250kt with ships of 19.10m draught, length of 335m and beam of 55m; and
- Capacity of average ship for purposes of calculation equal to 180kt.

The facilities of Porto do Açu will have two separate areas: the maritime structures and the retroport.

17.2.1 Maritime Structures

These structures comprise a pier to load iron product, 4km from the coast, and 288m in length. The Pier is designed in the first phase to receive ships of up to 250kt that will reach the open sea by an exit channel of 165m width, dredged to a depth of 20m. This exit channel begins next to the Pier.

17.2.2 Retroport

The retroport consists of two areas: the processing area and the service infrastructure area.

Processing Area

The processing area contains the termination of the pipeline, a filter system for the slurry, and stockpiles of the iron product. In the future, a pelletizing plant may be located in this area.

Service Infrastructure

This area houses the Installations of Service and Utilities, including the Operations Control Tower, the Water Treatment and Sewage Stations and the Electric Energy Substation, as well as buildings for General Administration, Customs, Refueling Post, Warehouse, Maintenance Facility, Lodging, Change Room, Canteens, Medical Post.

17.3 Mining

MMX anticipates that mining will start in the Serra do Espinhaço area where open pit methods are well suited to the near surface, east dipping iron formation. Mine plans will be optimized during the feasibility process with the benefit of further geotechnical investigations. Mining will consist of:

- Drilling and blasting: For soft materials dozers, excavators, and front end loaders will be used without blasting; the hard rock will be drilled and blasted;
- Loading and blending: Excavators and front-end loaders will be utilized to facilitate good productivity and flexibility;
- Haulage: Off-road trucks will haul plant feed and waste rock to the primary crusher or waste rock disposal sites, respectively; and
- Infrastructure: Dozers and motor graders will be used to support ramp and road maintenance, drilling preparation, waste dump profiling and rehabilitation of mined areas.

Where possible, waste material will be disposed of within the completed pits in order to minimize waste hauling costs. Waste material could also be mined by contractors.

17.4 Processing

A beneficiation plant will be constructed to be fed with iron ore from the Serra do Espinhaço area. The anticipated average mass recovery of the plant feed is projected to be 47%. The annual production is projected at 25Mt/yr of pellet feed from 56Mt of RoM ore.

17.4.1 Process Flowsheet

The process flowsheet for processing itabirite will comprise the following operations:

- Primary crushing to -250mm;
- Primary screening and Secondary / Tertiary crushing to -25mm;
- Roller Pressing to 0.3mm;

- Primary grinding to 90μm;
- Classification and desliming;
- Secondary grinding to 65 μm;
- Flotation in cells;
- Regrinding to 39 μm;
- Thickening;
- Reagent plant;
- Transportation by pipeline; and
- Filtering.

17.5 Utilities and Support Units

17.5.1 Electrical System

The on-site power demand of the Project is estimated at 55.0W. Power will be brought from the sub-station at Itabira, a distance of 200km.

17.5.2 Water Supply

Water will be pumped from the Rio do Peixe to be used in the processing plant and for the slurry. A water main will be constructed to the plant and a clarification system will be utilized to filter the particulates.

17.5.3 Reclaim Water System

Water will be reclaimed from the tailings facility for use in the beneficiation plant. The system will consist of a raft, which will remain moored at the dam, with an access gangway with floaters, facilitating the line of adduction and the routing of electrical trays.

17.5.4 Potable Water System

A water treatment station with a capacity of $10m^3/hr$ will be installed near the water main at the river to provide potable water.

17.6 Tailings and Waste Dumps

The best location for construction of the tailings dam is transverse to the Rio Escadinha, to the north and a little west of the mine area. The total volume of tailings could be stored up to the approximate elevation of 695m. Considering a clearance of 5m for clarification of water and stormwater management, this would result in a dam with a final crest level of 700m.

At the present stage of the study, the construction of a compacted earth dam is foreseen with drainage at base. The material needed for the dam would be excavated in the area of the tailings storage facility. The tailings will be pumped from the plant and discharged at various points along the storage facility at the most upstream section. The superficial water will be recovered, by a floating pump station, positioned near to the right shoulder, next to the dam. The water will be pumped and conducted to the plant.

17.7 Markets

The global growth of the world economy has been greater in 2006 and 2007 than in any two-year period since the end of the 1970 decade. This fact is due to the recovery in the growth of the traditional economies such as the United States, Canada, Russia, the United Kingdom, Japan and the growth of emerging economies such as China and India. World Bank estimates of the growth of GDP, for this year, point to a growth of 3.5% in the USA, 2.6% in Europe and 1.6% in Japan.

The iron industry and its sub-products are dominated by the application in the siderurgical industry and almost all the world production of iron ore is consumed in the production of steel. Thus, the demand for iron ore and, therefore, its price, is directly related to the world siderurgical industry.

The world reserves of iron ore (proven plus probable) are of the order of 370Bt. Brazil possesses 7.2% of these reserves and is in fifth place among the countries with the largest quantities of ore. In terms of the metal contained in reserves, Brazil occupies an outstanding position in the world scenario, due to the high grades of iron in its ores (60% - 67% in hematites and 50% - 60% in itabirites).

17.8 Contracts

MMX has negotiated and executed two iron ore sales agreements.

One contract is with SOJITZ Corporation, a company with headquarters in Tokyo, Japan. The iron ore sales agreement for pellet feed is valid for eight years. The annual sales volume of the agreement is 13.1Mt of pellet feed per year, natural basis.

The product specifications are shown in table 17.8.1.

Table 17.8.1: Specifications of the Contract with Sojitz Corporation

Type	Item	Expected (%)	Guaranteed (%)
Physical Composition (Dry Basis)	Below 0.15mm	98.0	96.0 Minimum
Physical Composition (Dry Basis)	Below 0.045mm	85.0	75.0 Minimum
Chemical Composition (Dry Basis)	Fe	67.50	67.00 Minimum
Chemical Composition (Dry Basis)	SiO_2	2.50	2.80 Maximum
Chemical Composition (Dry Basis)	Al_2O_3	0.60	1.00 Maximum
Chemical Composition (Dry Basis)	P	0.030	0.040 Maximum
Chemical Composition (Dry Basis)	S	0.003	0.005 Maximum
Chemical Composition (Dry Basis)	Mn	0.10	0.30 Maximum
Chemical Composition (Dry Basis)	LOI	0.30	-
Moisture (Loading Port Basis)	H_2O	8.00	10.00 Maximum

The second contract is with Gulf Industrial Investment Company (GIIC), a company with headquarters in Bahrain. The iron ore sales agreement for pellet feed is valid for 20 years. The annual sales volume of the agreement is 8.3Mt of pellet feed per year, natural basis.

The product specifications are shown in Table 17.8.2.

Table 17.8.2: Specifications of the Contract with GIIC

Type	Item	Expected (%)	Guaranteed (%)
Physical Composition (Dry Basis)	> 0.15mm	2.0	5.0 Maximum
Physical Composition (Dry Basis)	< 0.045mm	15.0	10.0 Minimum
Chemical Composition (Dry Basis)	Fe	68.0	67.00 Minimum
Chemical Composition (Dry Basis)	SiO_2	1.0	1.30 Maximum
Chemical Composition (Dry Basis)	Al_2O_3	0.3	0.50 Maximum
Chemical Composition (Dry Basis)	P	0.040	0.046 Maximum
Chemical Composition (Dry Basis)	CaO	0.03	0.30 Maximum
Chemical Composition (Dry Basis)	Mn	0.10	0.30 Maximum
Chemical Composition (Dry Basis)	LOI	0.85	1.20 Maximum
Chemical Composition (Dry Basis	MgO	0.05	0.30 Maximum
Chemical Composition (Dry Basis	K_2O	<0.01	0.015 Maximum
Moisture (Loading Port Basis)	H_2O	8.00	10.00 Maximum

17.9 Environmental Considerations and Permitting

Environmental licensing is the administrative procedure by which the environmental regulatory agency authorizes the location, installation, extension and operation of activities that utilize environmental resources and that are considered, effectively or potentially, polluters, or those who in some way could cause environmental degradation. It is a management instrument of the National Policy for the Environment, which was instituted in Brazil on August 31, 1981, with the promulgation of Law 6,938.

In general terms, the Brazilian Institute for the Environment and Natural Renewable Resources (IBAMA) is responsible for the licensing of undertakings and activities with environmental impact in national territory, or those that directly affect the territory of two or more Federal States.

The Minas-Rio Project will have to be licensed by IBAMA as well as by the states of Rio de Janeiro and Minas Gerais.

17.9.1 Environmental Licensing in Brazil

National Environmental System

The National Environment System – SISNANA is constituted by the organs and entities of the Union, States, the Federal District, the Municipalities and by the Foundations instituted by Public Authority, responsible for the protection and improvement of environmental quality.

State Environment System of Minas Gerais

The State Environment System (SISEMA) of Minas Gerais is formed by the State Secretary for the Environment and Sustainable Development (SEMAD), by the State Council for Environmental Policy (COPAM) and the State Council for Water Resources (CERH), and by connected sectional organs: State Foundation for the Environment (FEAM), State Institute for Forests (IEF) and the Minas Gerais Institute for Management of Waters (IGAM).

State Environment System of Rio de Janeiro

Environmental matters come under the jurisdiction of the State Secretary for the Environment and Urban Development (SEMADUR).

17.9.2 The Licensing Process

Environmental licensing is a legal obligation, prior to the installation and operation of any undertaking or activity that is potentially polluting or degrading of the environment and requires public participation in the process.

The process of environmental licensing has three distinct steps: Preliminary Licensing, Licensing of Installation and Licensing of Operation.

The Preliminary License (see Table 2.6.3.1) is applied for at the project planning stage. MMX has received preliminary Licenses for the port and the pipeline (#255/07). The application for the Preliminary License for the proposed mines has been submitted to FEAM and is under review.

The Installation License (see Table 2.6.3.1) authorizes the installation of the Project facilities. MMX has received the Installation License for the port facility.

The License for Operation (see Table 2.6.3.1) is required before the undertaking commences grant of operations.

17.9.3 Specific Environmental Licensing for the Mines, Slurry Pipeline and Port of Açu

The complex of iron mines and processing plants, of the slurry pipeline and the port of Açu, is located in the southeast region of Brazil and occupies territory in the two states of Minas Gerais (mines, plants and part of the slurry pipeline) and Rio de Janeiro (part of the slurry pipeline and the port).

17.9.4 Revegetation

After the mine is depleted, all altered areas shall be revegetated:

- Purpose: apart from being a legal standard, revegetation of depleted areas with native species will contribute to the future environmental improvement of the area occupied by the Project;
- Objectives: rehabilitation of degraded areas with productive ecosystems. As most of the area today consists of pasturelands, it is assumed that part of this land will be transformed again to this environment. However, several forest areas should be included with the purpose of, among other things, connecting fragmented forest areas; and
- Actions: at first, the areas to revegetated by forest and pasture areas shall be defined. The area will be covered with an organic soil layer and after this soil-preparation operation, saplings of native species shall be planted and the cultural tracts shall be implemented.

Prior to project startup, MMX has started a sustainable development process through the acquisition of land around the project area to be used as a legal environmental reservation area. This acquisition encompasses an area of 1,276.8644ha and has been notarized as legal environmental reservation areas

17.10 Environmental Aspects, Emissions, Effluents and Solid Waste

This item describes the effluents, emissions, waste and noise that will be generated during the implementation and operation stages of the Minas-Rio mine areas. The control systems listed in the project plan are conceptual to allow for flexibility in optimum responses to environmental impacts caused by the Project. The detailed control systems will be presented in the Environmental Control Plan (PCA), during the next stage of the environmental licensing process.

17.10.1 Characterization of Gaseous Emissions and Particulate Materials

During production, various processes may cause the discharge of gaseous emissions and particulate material to the atmosphere. The gaseous emissions typical to the Project consist of fumes and gases produced by burning fossil fuels (mainly diesel fuel) in trucks, heavy mine equipment, and light vehicles. In addition, fumes and gases are generated by blasting operations. The gaseous emissions are not expected to be significant and MMX will carry out the emission control of gases generated by the equipment and vehicles by on site routine preventive and corrective maintenance.

Table 17.10.1.1 shows a list of the main sources of atmospheric emissions that are typical to the Project, identifying the stage of the production process where it occurs, the physical source of the emission and the pollutant to be discharged.

Table 17.10.1.1: Atmospheric Emissions

Production Process Stage	Type of Emission	Source of Emission
Open Pit Mine	Gases and Particulate Material	Rock blasting
Mine – Ore and Waste Haulage	Gases and Particulate Material	Circulation of Vehicles on Unpaved Roads
Mine – Waste Dump and Ore Stockpiles, Tailings Dam	Particulate Material	Wind Action on Piles
Mine – Primary Crushing	Particulate Material	Truck Dumping and Friction Between Dry Surfaces
Mine – Ore and Waste Conveyor	Particulate Material	Transfers between Unsealed Handling Equipment
Concentration	Particulate Material	Transfers between Unsealed Handling Equipment
Paved / unpaved roads, and other access roads	Particulate Material	Circulation of Motor Vehicles

17.10.2 Liquid Effluents

The liquid effluent generated by this Project will include those from the tailings dam, mine drainage, sanitary effluents and effluents from the laboratory. Additional effluent may be generated by washing of shop floors and other surfaces and by the action of rainwater on surfaces.

Under normal operating conditions in the mine and concentration plant, the tailings dam produces an effluent that will flow into the natural drainage system of the east gorge, upstream of the Peixe River. Another effluent related to the dam comes from within the body of the dam and from surface water from rainfall falling on and around the dam. MMX has assumed that the chemical characteristics of such waters are similar to those of the effluent from the dam spillway.

In the mine, liquid effluents are produced by service water or by ground water, seeping from excavations or drillholes bored for mine development or progress of the mine faces. Service water and ground water seeping into the mine will be collected on the lowest bench in a sump. The water will be pumped from this point to the Effluent Treatment Station (ETE), where it will undergo treatment stages to be used in the plant as process water. The pumping rate of the mine effluent will depend on the amount of service water and volume of groundwater that surfaces naturally.

The construction, administrative and plant buildings will be provided with systems to collect the sanitary effluents and to convey them to a main septic tank and anaerobic filter system built in compliance with specific ABNT standards. The final treated effluent will be directed to soil infiltration systems, when applicable, or to the natural drainage system. Sludge, which makes up the solid portion, will be periodically removed from the inside of the tank and sent to the sanitary fill.

Oily effluents will be generated mainly during equipment and parts wash-up activities, and during maintenance shop operations. Control of the oily effluents will be carried out by means of floor waterproofing in areas where the vehicle, equipment and parts maintenance and wash-up activities will take place. These effluents will be collected and directed to settling sumps and, subsequently, to oil/water separator boxes. These control devices will be built as per the ABNT Standards and the detailed designs presented in the Environmental Control Plan.

Effluent produced by the laboratory will include those produced by washing floors, glassware, hoods and samples as well as wastewater from sample preparation for wet chemical. Such uses cause liquid, acidic or basic emissions, which differ in volume and composition, and may contain metals and other components, dissolved or not, which pollute water and soil. These effluents from the various sources in the laboratory will be collected at a single point, and will be treated with regard to decantation/removal of dissolved metals, sludge removal by means of decantation, and neutralization. After this treatment, they will be conveyed, with sanitary effluents, to the septic tanks. The Environmental Control Plan will show details of the effluent treatment facilities of the laboratory.

17.10.3 Solid Waste

The main solid wastes generated at the Project consist of metallurgical, mine, and deforestation wastes as well as earthmoving, civil and electromechanical assembly wastes. In addition canteen, domestic, industrial, sanitary, non-inert/hazardous and clinical wastes can also be expected.

The ore recovery process will generate tailings slurry that will that will be disposed of in the tailings facility. An annual generation of approximately 28Mt of tailings has been estimated, and will be conveyed as plant slurry to the impoundment, where the solid portion of the slurry will settle, while the overflow portion will be recovered and pumped to the ETE. The residue will consist of processed mine rock with a small percentage of iron fines.

The mine development will generate waste rock, which will require to be disposed of outside the mine limits. The mining operations will generate about 68Mt of waste on an annual basis. The waste rock will be deposited on waste dumps adjacent to the pits or deposited into completed pits. The organic surface layer, if existing, will be removed and stored for future utilization prior to construction of the waste dumps. The dumps will consists of ascending lifts with top drainage for surface wash from rainfall with an external drainage system from crest to toe of slopes and lateral flow on each berm.

The ligneous material resulting from the removal of vegetation will be temporarily stored awaiting a final destination, as defined by the Deforestation Plan. The other deforestation waste, consisting of leaves, branches and shrubs, will be stored in a previously defined area to be subsequently used in the rehabilitation of disturbed areas. Topsoil removed during the constructing of plant facilities and foundations will be transported to stockpiles for later use with the organic matter in the rehabilitation of disturbed areas.

During the implementation and operating stages of the Project, some solid waste will be generated and classified as non-inert hazardous. This type includes such materials as acid, batteries, fluorescent lights, chemical reagents, oils, oil filters, sludge from the oil separator boxes of the equipment wash-up stations, and other similar materials. This waste will be classified and stored under controlled conditions using the NBR 10004 standard. The waste dump will have a waterproof base and have a two-year capacity. This dump will be capped with a clay layer, covered with topsoil and revegetated with grass.

17.10.4 Noise and Vibration

The main noise sources, typical of these projects, consist of truck traffic and occasional blasting. To a lesser extent, noise is also generated in pumping, crushing and transfer operations, as well as in the compressor room. As a mitigating measure, the company will keep the trucks and other equipment maintained and adjusted and, if required, fitted with suitable noise suppressors. In the mine, impact to employees will be the major concern. Preventive measures will include source isolation where practical and the use of personal protection equipment (PPE) will be compulsorily for employees who are exposed to significant noise levels, as defined in the labor legislation.

Blasting operations produce vibration and acoustic overpressure, which may be sensed in the environment. The acoustic overpressure effect is more noticeable in open pit operations. The vibration caused by blasting will be assessed in the Environmental Control Plan, when more data will be available to allow review of the blast design. Seismographic monitoring will be conducted during the operation of the Project to measure the effects on structures and buildings at the same elevation as the mine.

17.10.5 Summary

The presence of existing operating mines of Alvorada de Minas and Fazenda Céu Alberto may help to speed up the licensing process.

The environmental assessment and licensing process will involve essentially three parallel steps:

- Environmental assessment and license application for the mine, beneficiation plant, tailings dam and associated infrastructure in Minas Gerais;
- Environmental assessment and license application for the concentrate slurry pipeline and associated infrastructure in both the states of Minas Gerais and Rio de Janeiro; and
- Environmental assessment and license application for the dewatering facility, pelletizing plant and port facility and associated infrastructure at Porto do Açu in the state of Rio de Janeiro.

Current Status

Brandt Meio Ambiente and YKS Serviços Ltda (YKS), Brazilian environmental consulting groups, have been contracted by MMX to conduct all of the environmental assessment work and licensing applications. They are presently preparing a plan and schedule of activities.

18 Interpretations and Conclusions (Item 21)

18.1 Drilling, Sampling, and Analyses

Drilling at the Minas-Rio Project consists of HW sized core drilled on 200m grids, with some areas of Itapanhoacanga drilled on 100m centers. The core is photographed, logged for lithology and recovery, and sampled at the Project core facility. The samples are analyzed at SGS laboratory in Belo Horizonte. The drilling, sampling, and analysis procedures meet industry best practices. A check analysis program consisted of sending 51 pulps originally analyzed by SGS to Ultratrace for re-analysis. The results showed good agreement between the two laboratories. MMX is in the process of setting up a QA/QC program, but at the present time is relying on SGS internal QA/QC.

18.2 Resource Estimation

The resource estimates for Serra do Sapo, Itapanhoacanga, and Serro were performed by MMX through its consultant, Prominas. The procedure consisted of compositing the database with 5m downhole intervals with breaks at lithologic contacts. Ordinary kriging was used to estimate grade with block-composite matching by lithology. Composites from a minimum of 2 drillholes were required for estimation of a block. Classification was a three step process whereby polygons were drawn around the drillholes to define indicated and inferred domains, and then a pit optimization was run to exclude blocks which would not have a reasonable expectation of being mined.

SRK considers that the resource estimation meets industry best practices.

18.3 Metallurgical Testwork

MMX has conducted metallurgical testwork on all four properties in the Minas-Rio Project. Serra do Sapo and Itapanhoacanga friable itabirites have very similar behavior in the concentration plant. The free milling of both is achieved at a fairly coarse grind and the grade will be controlled by the capacity of flotation of coarse silica. Both RoM and concentrate have very low content of elements other than iron and silica. Aluminum levels are low and very often manganese and phosphorous were below detection limits of XRF. No important trace elements have been detected. The final concentrate is suitable for production of direct reduction pellets as well as blast furnace pellets

The compact itabirite shows finer liberation, but the process is still being developed. In any case, the material has to be milled in order to be suitable for the pipeline transport to the port as designed. It is also possible to build a new plant exclusively for compact itabirite, to take advantage of the no need of desliming prior to flotation. A pre-concentration of this material by magnetic separators may be economical.

MMX is continuing its test program to finalize the plant design, and to establish the process for compact and lower grade itabirite.

18.4 Project Development

MMX is in the process of obtaining licenses and surface rights for the pipeline, port, and mine operations for the Project. Preliminary work is in progress for pit optimization, mine planning and scheduling, and tailings and waste rock disposal.

19 Recommendations (Item 22)

The Minas-Rio Project is an advanced iron project with an indicated resource of 1.5Bt and an inferred resource of 2.3Bt. The project includes a port in Rio de Janeiro state and a slurry pipeline from the mines in the Serra do Espinhaço area to the port. MMX is in the process of producing reserves for the project through the steps of pit optimization, mine planning and scheduling, and technical economic analysis.

SRK recommends the following for Project development:

- Continue grid and infill drilling at Serro, Serra do Sapo, and Itapanhoacanga. MMX's budget for continued exploration on a 200m grid and for infill drilling is shown in Table 3;

Table 19.1: MMX 2008-2009 Drilling Budget

Year	Exploration		Infill		Total	
	Meters	Cost US$M	Meters	Cost US$M	Meters	Cost US$M
2008	47,200	19.8	20,400	10.5	67,600	30.3
2009			36,262	15.2	36,262	15.2
Total	**47,200**	**19.8**	**56,662**	**25.7**	**103,862**	**45.5**

- Establish a laboratory QA/QC program with standards, duplicates, and check assays;
- Continue the metallurgical testwork on compact and low grade itabirite; and
- Establish reserves for the project through a pre-feasibility and, or feasibility study.

20 References (Item 23)

Almeida-Abreu P.A. (1993), *A evolução geodinâmica da Serra do Espinhaço Meridional, Minas Gerais, Brasil.* Univ. Freiberg, Freiburg, Alemanha, Tese de Doutorado, pg. 150

Almeida-Abreu P.A., Pflug, R. (1994), The geodynamic evolution of the southern Serra do Espinhaço, Minas Gerais, *Brazil. Zbl. Geol. Paläont.*, 1/2: 21 – 44

Almeida-Abreu P.A & Renger, F. E. (2002), *Serra do Espinhaço Meridional: um orógeno de colisão do mezoproterozóico,* Rev. Bras. Geoc 32(1):1-14, março de 2002

Anglo American plc (2007) www.angloamerican.co.uk

Dorr, J.V.N. (1969), *Pysiographic, Stratigraphic and Structural Development of the Quadrilatero Ferrifero,* Minas Gerais, Brazil: US Geol Survey Professional Paper 641A

Eschwege W.L.v. (1822), Geognostisches *Gemälde von Brasilien und wahrscheinliches Muttergestein der Diamanten. Weimar*, Landes Industrie Comptoir, 44p

Guild P.W. (1960), *Geologia e Recursos Minerais do Distrito de Congonhas,* Estado de Minas Gerais: Departamento Nacional da Producao Mineral, memoria No. 1

Knauer L.G., Schrank A. (1993), *A origem dos filitos hematíticos da Serra do Espinhaço Meridional,* Minas Gerais. Geonomos, 1:33-38

Köster J. (1984), *Geologie der nordwestlichen Serra Mineira südostlich von Buenópolis (Proterozoikum, Serra do Espinhaço, Minas Gerais, Brasilien).* Univ. Freiburg, Freiburg, Alemanha, Diplomarbeit, pg. 85

Martins-Neto M.A. (1993), *The sedimentary evolutiom of a Proterozoic rift basin: the basal Espinhaço Supergroup, southern Serra do Espinhaço,* Minas Gerais, Brazil. Freiburg, Freiburger geowiss Beitr, pg. 155 (Bd. 4)

Martins-Neto M.A. (1998), *O Supergrupo Espinhaço em Minas Gerais: registro de uma bacia rifte-sag do Paleo/ Mesoproterozóico,* Rev. Bras. Geoc., 28:151 – 168

MMX (2008), Press Release, www.mmx.com.br

MMX Minera ção e Metálicos S.A. (2007) NI 43-101 Technical Report Minas-Rio Project

MPC – Mineracao Pesquisa e Comercio Ltda (2001), *Relatorio de Avaliacao*, Geologo Neunildo Evangelista Gusmao

Renger F. (1972), *As rochas ultrabásicas da Serra do Espinhaço,* MG. Rev. Bras. Geoc., 2:151–160

Reeves, R.G. (1966), *Geology and Mineral Resources of the Monlevade and Rio Piracicaba Quadrangles,* Minas Gerais, Brazil: US Geolo Survey Professional Paper 341-E

Rodrigues da Silva R. (1995), *Contribution to the stratigraphy of the lower Espinhaço Supergroup (Mesoproterozoic) between Diamantina and Gouveia, Minas Gerais, Brazil.Freiburg, Freiburger Geowiss.*, pg. 115 (Beitr. 8)

Schöll W.U. & Fogaça A.C.C. (1979), *Estratigrafia da Serra do Espinhaço na região de Diamantina. In: SBG, Simp. Geol. Minas Gerais, 1, Diamantina, Atas,* 55–73

Vasconcelos Jose Aluizio de (2006), *Projecto SE-João Monlevade – Estimativa de Recursos em Formacao Ferrifera*

21 Glossary

21.1 Mineral Resources and Reservs

Mineral Resources

The mineral resources and mineral reserves have been classified according to the "CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines" (August 2000). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

21.2 Glossary

Assay: The chemical analysis of mineral samples to determine the metal content.

Capital Expenditure: All other expenditures not classified as operating costs.

Composite: Combining more than one sample result to give an average result over a larger distance.

Concentrate: A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

Crushing: Initial process of reducing ore particle size to render it more amenable for further processing.

Cut-off Grade (CoG): The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.

Dilution: Waste, which is unavoidably mined with ore.

Dip: Angle of inclination of a geological feature/rock from the horizontal.

Fault: The surface of a fracture along which movement has occurred.

Footwall: The underlying side of an orebody or stope.

Gangue: Non-valuable components of the ore.

Grade: The measure of concentration of gold within mineralized rock.

Hangingwall: The overlying side of an orebody or slope.

Haulage: A horizontal underground excavation, which is used to transport mined ore.

Hydrocyclone: A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.

Igneous: Primary crystalline rock formed by the solidification of magma.

Kriging: An interpolation method of assigning values from samples to blocks that minimizes the estimation error.

Level: Horizontal tunnel the primary purpose is the transportation of personnel and materials.

Lithological:	Geological description pertaining to different rock types.
LoM Plans:	Life-of-Mine plans.
LRP:	Long Range Plan.
Material Properties:	Mine properties.
Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease:	A lease area for which mineral rights are held.
Mining Assets:	The Material Properties and Significant Exploration Properties.
Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve:	See Mineral Reserve.
Pillar:	Rock left behind to help support the excavations in an underground mine.
RoM:	Run-of-Mine.
Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft:	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting:	A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.
Stope:	Underground void created by mining.
Stratigraphy:	The study of stratified rocks in terms of time and space.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide:	A sulfur bearing mineral.
Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening:	The process of concentrating solid particles in suspension.
Total Expenditure:	All expenditures including those of an operating and capital nature.
Variogram:	A statistical representation of the characteristics (usually grade).

Abbreviations

The metric system has been used throughout this report unless otherwise stated. All currency is in U.S. dollars. Tonnes are metric of 1,000kg, or 2,204.6lbs. The following abbreviations are used in this report.

Abbreviation	Unit or Term
A	ampere
Al_2O_3	Aluminum Oxide
BIF	Banded Iron Formations
Bt	billion tonnes
°C	degrees Centigrade
CaO	Calcium Oxide
CoG	Cut-off-Grade
cm	centimeter
cm^2	square centimeter
cm^3	cubic centimeter
°	degree (degrees)
dia.	Diameter
dMt/yr	Million dry metric tonnes per year
ETE	Effluent Treatment Station
Fe	Iron
g	gram
g/t	grams per tonne
ha	hectares
H_2O	Water
hr	hour
ID2	inverse-distance squared
ID3	inverse-distance cubed
kg	kilograms
km	kilometer
km^2	square kilometer
K_2O	Potassium Oxide
kp	thousand pascals
kt	thousand tonnes

kt/d	thousand tonnes per day
kt/yr	thousand tonnes per year
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
LOI	Loss On Ignition
LoM	Life-of-Mine
m	meter
m^2	square meter
m^3	cubic meter
MgO	Magnesium Oxide
mm	millimeter
mm^2	square millimeter
mm^3	cubic millimeter
Mn	Manganese
Mt	million tonnes
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
%	percent
P	Phosphorous
ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RoM	Run-of-Mine
SiO_2	Silica
SG	specific gravity
t	tonne (metric ton) (2,204.6 pounds)
TAH	tax per hectare
TiO_2	Titanium Oxide
t/hr	tonnes per hour
t/d	tonnes per day
t/yr	tonnes per year
UTM	Universal Transverse Mercator

μm	micron or microns
V	volts
W	watt
XRD	x-ray diffraction
XRF	x-ray Fluorescence
yr	year

Appendix A

Certificates of Author

SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, Leah Mach, CPG do hereby certify that:

1. I am a Principal Resource Geologist of:

   SRK Consulting (US), Inc.
   7175 W. Jefferson Ave, Suite 3000
   Lakewood, CO, USA, 80235

2. I graduated with a Master of Science degree in Geology from the University of Idaho in 1986.

3. I am a member of the American Institute of Professional Geologists.

4. I have worked as a Geologist for a total of 20 years since my graduation in minerals exploration, mine geology, project development and resource estimation.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the content, compilation, and editing of all sections of the technical report, titled, MMX Mineração e Metálicos S.A. NI 43-101 Technical Report, Minas-Rio Iron Project, and dated February 12, 2008 (the "Technical Report") relating to the Minas Rio Iron Project. I personally visited the Minas Rio property on March 13, April 14 and September 29 and 30, 2007.

7. I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement with the property was as the qualified person for the overall preparation of the Technical Report titled NI 43-101 Technical Report, Mineração & Metálicos S.A., Minas-Rio Project, Brazil, and dated May 4, 2007.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose with makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated February 12, 2008.

Leah Mach, CPG, MSc (signed) **CPG 10940** (sealed)

Group Offices in:	North American Offices:	
Australia	Denver	303.985.1333
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SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, Neal Rigby, CEng do hereby certify that:

1. I am a Principal of:

   SRK Consulting (US), Inc.
   7175 W. Jefferson Ave, Suite 3000
   Lakewood, CO, USA, 80235

2. I graduated with a BSc degree in Mineral Exploitation with first class honors in 1974 and a PhD in Mining Engineering in 1977 both from the University of Wales, UK.

3. I am a member of the Institute of Materials, Mining and Metallurgy.

4. I have worked as a mining engineer for a total of 33 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the content, compilation, and editing of all sections of the technical report, titled, MMX Mineração e Metálicos S.A. NI 43-101 Technical Report, Minas-Rio Iron Project, and dated February 12, 2008 (the "Technical Report") relating to the Minas Rio Iron Project. I personally visited the Minas-Rio property on January 5, 2006.

7. I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement with the property was as the qualified person for the overall preparation of the Technical Report titled NI 43-101 Technical Report, Mineração & Metálicos S.A., Minas-Rio Project, Brazil, and dated May 4, 2007.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical has been prepared in compliance with that instrument and form.

Dated February 12, 2008.

N. Rigby.

Neal Rigby, CEng., MIMMM, PhD (signed)

SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, Bart A. Stryhas Ph.D. CPG # 11034 do hereby certify that:

1. I am a Principal Resource Geologist of:

   SRK Consulting (US), Inc.
   7175 W. Jefferson Ave, Suite 3000
   Denver, CO, USA, 80235

2. I graduated with a Doctorate degree in structural geology from Washington State University in 1988. In addition, I have obtained a Master of Science degree in structural geology from the University of Idaho in 1985 and a Bachelor of Arts degree in geology from the University of Vermont in 1983.

3. I am a current member of the American Institute of Professional Geologists.

4. I have worked as a Geologist for a total of 20 years since my graduation in minerals exploration, mine geology, project development and resource estimation. I have conducted resource estimations since 1988 and have been involved in technical reports since 2004.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for Section 15.4 of the technical report, titled, MMX Mineração e Metálicos S.A. NI 43-101 Technical Report, Minas-Rio Iron Project, and dated February 12, 2008 (the "Technical Report") relating to the Minas Rio Iron Project. I did not personally visit the Minas Rio property.

7. I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement with the property was as the qualified person for all sections of the Technical Report titled NI 43-101 Technical Report, Mineração & Metálicos S.A., Minas-Rio Project, Brazil, and dated May 4, 2007.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated February 12, 2008.

Bart A. Stryhas

Dr. Bart A. Stryhas, CPG, PhD (Signed)

SRK Consulting
Engineers and Scientists

SRK Consulting (U.S.), Inc.
7175 West Jefferson Avenue, Suite 3000
Lakewood, Colorado
USA 80235
e-mail: denver@srk.com
web: www.srk.com
Tel: 303.985.1333
Fax: 303.985.9947

CERTIFICATE of AUTHOR

I, *Sten Erik Einar Johansson,* MSAIMM do hereby certify that:

1. I am a Principal Metallurgist of:

   Turgis Consulting (Pty) Ltd.
   299 Pendoring Road
   2195 Blackheath
   South Africa

   Consulting to:

   SRK Consulting (US), Inc.
   7175 W. Jefferson Ave, Suite 3000
   Denver, CO, USA, 80235

2. I graduated with a diploma in Mining and Metallurgy from the Technical High School (University equivalent) of Skellefteå, Sweden in 1964.

3. I am a member of the South African Institute of Mining and Metallurgy.

4. I have worked as a metallurgist for a total of 40 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of section on mineral processing and metallurgical testing of the technical report titled MMX Mineração e Metálicos S.A.NI 43-101 Technical Report, Minas-Rio Project and dated February 12, 2008 (the "Technical Report") relating to the Serra do Sapo, Itapanhoacanga, Serro and João Monlevade properties. I visited the Metallurgical Office in Belo Horisonte and the Pilot Plant in Ouro Preto on September 24, September 29 and October, 2007 for 3 days.

7. I have not had prior involvement with the properties that are the subject of the Technical Report.

8. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 12th Day of February, 2008.

Sten Erik Einar Johansson, MSAIMM

MMX Mineração e Metálicos S.A. NI 43-101 Technical Report, Minas-Rio Project, Brazil, Minas Gerais State, November 30, 2007.

Dated this 12th Day of February, 2008.

Leah Mach CPG, MSc

Dr. Neal Rigby CEng, MIMMM, PhD

Dr. Bart Stryhas CPG, PhD

Sten Erik Einar Johansson, MSAIMM

END